SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

1 Alexander Yanai Street Petach-Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

6-K Items

1.	Form of Immediate Report filed with the Israel Securities Authority re Tender Offer Results dated April 7, 2005.

2.	English translation of Prospectus used in Israel.

3.	Press Release re Internet Gold Completes Oversubscribed Sale of Convertible Bonds and Warrants, Raising NIS 220M dated April 11, 2005.

ITEM 1

INTERNET GOLD - GOLDEN LINES LTD.

(the "Company")

April 7, 2005

To	To

Israeli Securities Authority	Tel-Aviv Stock Exchange Ltd

Pursuant to the Company’s prospectus dated March 31, 2005 (hereinafter - the “Prospectus”), the Company offered to the public NIS 220,000,000 par value Debentures (Series A) along with 1,500,000 Share Purchase Warrants (Series 1), along with 2,500,000 Share Purchase Warrants (Series 2). All the aforementioned securities were offered to the public in 100,000 units (hereinafter -the "Units”) by way of a tender on the interest rate for the Debentures (Series A) which shall not be lower than 4% and shall not exceed 5%.

101 institutional investors have undertaken to order 80,000 units of the all Units being offered to the public.

The list of subscriptions for the Units offered to the public was closed on April 7, 2005.

After processing of the data, the results were as follows:

In the tender, 4,710 offers for the purchase of 38,071,822 Units were received (including orders from Institutional Investors), in the total amount of approximately NIS 83,758 millions. The over-subscription in the offering was approximately 380 times the amounts offered.

The interest rate that was determined in the tender was 4% (hereinafter - "the Determined Interest Rate"), which was the minimal interest rate.

123 orders for the purchase of 13,362 Units stating an interest rate that is higher than the Determined Interest Rate were not accepted.

101 orders of Institutional Investors for the purchase of 80,000 Units, which stated an interest rate that was equal to the Determined Interest Rate were accepted in part, so that each Institutional Investor placing an order received 50% of its order (rounded down to the nearest Unit), and altogether 39,975 Units. This is due to the over-subscription in the offering that exceeded 5 times the amount offered, which requires according to the TASE directives, to allot to the Institutional Investors 50% of their orders.

2,671 orders from the public for the purchase of 37,742,460 Units stating an interest rate equal to the Determined Interest Rate were accepted in part, so that each applicant received 0.1578% of his order (rounded down to the nearest Unit).

1,815 orders for the purchase of 236,414 Units stating an interest rate equal to the Determined Interest Rate but were, each, for less than 317 Units, were not accepted due to the over-subscription and the low allotment rate that was determined in the tender.

INTERNET GOLD - GOLDEN LINES LTD

ITEM 2

English Translation

INTERNET GOLD - GOLDEN LINES LTD.

(the "Company")

PROSPECTUS

Offer to the public of

220,000,000 registered debentures (Series A) of NIS 1 par value each, repayable in eight equal annual installments on April 1 of each of the years 2008 to 2011, bearing interest at a rate to be determined in the tender and which shall not be lower than 4% and shall not exceed 5%, with principal and interest linked to the CPI for February 2005. The interest on the balance of the debentures (Series A) which has not been repaid shall be paid once every twelve months, on April first of each of the years 2006 to 2015. The debentures (Series A) may be converted into ordinary shares on any trading day beginning on the date they are registered for trade on the stock market and through March 31, 20015 (inclusive), with the exception of March 19 through April 1 of each of the years 2008 to 2014, such that by March 31, 2008 (inclusive) each NIS 40 par value debentures (Series A) which were not redeemed shall be convertible into one ordinary share of NIS 0.01 par value each. (Subject to the adjustments as stipulated in Section 9.14 below.) Debentures (Series A) which are not converted by March 18, 2015 shall not grant holders the right to convert them into Company shares.

and of

1,500,000 registered share purchase warrants (Series 1) that can be converted into ordinary shares in the Company on any trading day as of June 1 2005 and through August 15, 2005, such that each option warrant (Series 1) shall be convertible into one ordinary share of the Company of NIS 0.01 par value each against cash payment of exercise price of NIS 32 (subject to the adjustments stipulated in Section 10.11 of the Prospectus). An option warrant (Series 1) which has not been exercised by August 15, 2005 shall expire and be nullified, and shall not grant its holder any rights whatsoever in the Company.

and of

2,500,000 registered share purchase warrants (Series 2) that can be converted into ordinary shares in the Company on any trading day as of June 1 2005 and through 15 October 2007, with the exception of the 12th through the 16th of every month, such that each option warrant (Series 2) can be converted into an ordinary share of the Company of NIS 0.01 par value each against cash payment of the exercise price of NIS 40 linked to the CPI published for February 2005 (as subject to the adjustments stipulated in Section 10.11 of the Prospectus). An option warrant (Series 2) which has not been exercised by 15 October, 2007 shall expire and be nullified, and shall not grant its holder any rights whatsoever in the Company.

Public offering:

220,000,000 debentures (Series A) along with 1,500,000 share purchase warrants (Series 1), along with 2,500,000 share purchase warrants (Series 2) are offered to the public in 100,000 units by way of a tender on the interest rate for the debentures (Series A).The composition of each unit is as set forth below:

NIS 2,200 par value each debentures (Series A)	NIS 2,200

15 share purchase warrants (Series 1) without consideration

25 share purchase warrants (Series 2) without consideration

Total price per unit	NIS 2,200

The list of signatures for purchase of the units offered to the public shall be opened on April 7 2005 at 8:00 AM and shall be closed on the same day at 3:00 PM.

Prior commitments have been received by institutional investors according to which they shall submit applications for their purchase of units, constituting approximately 80% of the units offered to the public. For more information, see Section 5.10 of the Prospectus.

The debentures (Series A) are not secured by any collateral whatsoever. The debentures may only be redeemed immediately in the cases set forth in Section 9.17 of the Prospectus. The Company reserves the right to put pledges on its assets at any level whatsoever without having to receive the approval of the trustee or of the debenture holders.

This Prospectus has been drafted in accordance with an exemption from the Securities Regulations (Details, structure and form of a Prospectus), 5729-1969, granted to the Company by the Israel Securities Authority, by virtue of Section 35(XXIX) of the Securities Law, 5728-1968. With respect to the exemption received by the Company regarding this Prospectus, see page 1 of the Prospectus.

The Company’s regular reports are in accordance with US law and are in English, in accordance with the dual listing guidelines stipulated in Chapter E3 of the Securities Law, 5728-1968 and the resulting regulations.

The offer to the public under this Prospectus is made in Israel, solely to residents of Israel and is not intended for US residents. Any person purchasing securities according to this prospectus shall be deemed to have declared that he was not in the US at the time of submitting his request for the securities. No person is entitled to make a solicitation for sale with respect to the securities offered under this Prospectus in the United States. The laws of the State of Israel alone shall apply to this Prospectus, the securities offered under it, the securities and the purchase of securities and anything that stems from or is related to the Prospectus, the offer of securities under it, the securities and their purchase. Sole and exclusive jurisdiction in all matters stemming from them and/or with respect to them is with the authorized courts in Israel and with them alone.

This Prospectus was not submitted to the US Securities and Exchange Commission. The securities offered under this Prospectus are not registered in accordance with the US Securities Act, and it is prohibited to offer and/or sell them in the United States or to US Persons, unless they are registered in accordance with the US Securities Act, or if there is an exemption to the listing requirements under the US Securities Act. With respect to the shares deriving from conversion of debentures (Series A) and the shares from exercise of share purchase warrants (Series 1) and share purchase warrants (Series 2) such an exemption exists, subject to the caveats stipulated in American law regarding interested parties and officers.

The following are the main risk factors which may impact on the Company: Factors related to the Company: (1) In the past, the Company had an operating loss, and it is possible that it may also incur a loss in the future. (2) The results of the Company’s activity may fluctuate significantly, and thus lead to fluctuations in share prices. (3) Legislative and regulatory uncertainty may significantly and negatively impact on the Company’s licenses and may also have a negative effect on other aspects of the Company’s business. (4) The markets in which the Company operates are highly competitive, and it is possible that the Company may not compete successfully. (5) A failure by the Company in effective management of the growth of its business may hurt its business. (6) The Company’s strategy may not be successful in the future. (7) If the Company is not successful in developing its brands, it may not attract a sufficient number of customers for its services or enough traffic to its portals to enable it them to be successful. (8) A failure in establishing and retaining strategic and marketing relationships, as well as other relationships with third parties may limit the Company’s ability to attract and retain users. (9) There is no guarantee the Company’s investments in partnership agreements will prove successful. (10) Should the Company lose key figures or not be able to recruit additional employees, its business may be hurt. (11) Limitations on the Company’s network capacity may prevent it from delivering service to its customers and may force it to expand the capacity of its network and systems. (12) Failures in our systems may disrupt services to our customers and may cause them to leave. (13) The Company is dependent on third-party systems and services to provide services to its customers. (14) The Company’s international telephony services are subject to numerous additional risks, including risks with respect to its communications network. (15) Should the Company require additional capital, it may not be able to raise it under good conditions or at all. (16) The industry in which the Company operates is marked by rapid changes in technology and frequent launches of new products and services; the Company may not be able to keep up with the rapid pace of technological advancement or other changes. (17) Our success in the future is dependent on continued growth in Internet use, international telephony services and other related services in Israel. (18) The Company may not be able to secure wide market distribution of its services due to concerns regarding the reliability and security of Internet-based communication. (19) The Company may be held responsible for information secured through its services or through products and services sold on its portals. (20) Insufficient protection of the Company’s intellectual property may prevent it from protecting its intellectual property or enforcing its rights in this respect.

Factors related to the Company’s relationships with the Eurocom Group (organizations related to the controlling shareholder in the Company): (21) Subject to the law, a controlling shareholder in the Company, by virtue of his/her holdings of shares, may significantly impact on its business, including in ways which may go against the best interest of public shareholders.

Factors related to the Company’s shares: (22) The value of the Company’s shares is subject to much fluctuation and may decline. (23) The price of a share in the Company may be significantly and negatively impacted from the sale or assumption that certain shareholders will demand that Company sells their shares. (24) Provisions against takeovers may negatively affect the Company’s shareholders.

Factors related to debentures (Series A): (25) The Company may not be able to meet payments to its creditors in the future.

Factors related to the Company’s activity in Israel: (26) Management of the Company’s business in Israel leads to a number of special risks. (27) The results of its activity may be negatively or positively impacted by the obligation its employees have to serve in the military. (28) The economic condition in Israel in recent years was not stable. (29) The Company’s business may be affected by fluctuations in the exchange rate of the Israeli shekel. (30) The provisions of Israeli law may reject, prevent or make acquisition of the Company difficult, which may prevent a change in control of the Company and thus lead to a drop in the price of its stock. (31) The rights of the shareholders in the Company are regulated by the provisions of Israeli law, which in some respects is different from the rights and obligations on shareholders under US law.

For a full description of the risk factors affecting the Company, see Chapter 3 of the Prospectus.

The bylaws of the Company contain provisions with respect to Sections 50(A), 85, 87(A)(4) and 259 of the Companies Law, 5759-1999. See Chapter 10 of the Prospectus.

With respect to transactions between the Company and a company related to the controlling shareholder, see the Section regard Gold Trade (Electronics-Trade) Ltd. in the About Us section on page 6 of the Prospectus.

The offer of securities to the public under this Prospectus is underwritten (see Chapter 17 of the Prospectus). Total underwriting, management, distribution and other expenses related to this offer, including commissions to institutional investors are estimated at approximately  3.6% of the gross immediate consideration. With respect to obligation to indemnify the Company against the underwriters, see Section 17.4 of the Prospectus.

A court case has been filed against the trustee for the debentures (Series A). For detailed information, see Section 9.22.1 below.

Consortium managers and underwriters:

Poalim IBI       Apax Underwriting Ltd.

Trustee for debentures (Series A): Investec Trust Company (Israel) Ltd.

Date of Prospectus:  March 31, 2005

Permits

The Company has received all the permits, authorizations and licenses required by law governing the offer and issue of securities, and publication of this Prospectus.

A permit from the Securities Authority to publish this Prospectus does not constitute verification of its details or confirmation of their reliability or integrity, nor does it express an opinion as to the quality of the offered securities.

The Tel Aviv Stock Exchange Ltd. (hereinafter, the “Stock Exchange”) has approved the listing of the debentures (Series A) under this Prospectus, and the shares derived from their conversion, the options (Series 1) and the shares derived from their exercise, the options (Series 2) and the shares derived from their exercise.

The approval from the Tel Aviv Stock Exchange does not constitute approval of the details contained in the Prospectus, or of their reliability or integrity, nor does it constitute an opinion of the Company or of the quality of the securities offered or of the price at which they are offered.

The listing of the securities offered under this Prospectus is contingent upon minimal distribution of the debentures (Series A), as set forth in Section 5.5.2.1 of the Prospectus.

The offer to the public under this Prospectus is made in Israel, solely to residents of Israel and is not intended for US residents. Any person purchasing securities according to this prospectus shall be deemed to have declared that he was not in the US at the time of submitting his request for the securities. No person is entitled to make any solicitation with respect to the securities offered under this Prospectus in the United States. The laws of the State of Israel alone shall apply to this Prospectus, the securities offered under it, the securities and the purchase of securities and anything that stems from or is related to the Prospectus, the offer of securities under it, the securities and their purchase. Sole and exclusive jurisdiction in all matters stemming from them and/or with respect to them is with the authorized courts in Israel and with them alone.

This Prospectus was not submitted to the US Securities and Exchange Commission. The securities offered under this Prospectus are not registered in accordance with the US Securities Act of 1933 (“US Securities Act”) in the United States, and it is prohibited to offer and/or sell them in the United States or to US Persons, unless they are registered in accordance with the US Securities Act, or if there is an exemption to the listing requirements under the US Securities Act. With respect to the shares from conversion of debentures (Series A) and the shares deriving from exercise of share purchase warrants (Series 1) and share purchase warrants (Series 2) such an exemption exists, subject to the caveats stipulated in American law regarding interested parties and officers.

The decision to purchase the securities offered under this Prospectus should be made based solely on the information provided in it. The Company has not allowed any person and/or organization to provide information other than what is set forth in this Prospectus. The Prospectus is not an offer for securities in any country other than the State of Israel.

Exemption by the Israel Securities Authority

Section 35(XXIX) of the Securities Law, 5728-1968, (hereinafter, “Securities Law”) stipulates, inter alia, that the Israel Securities Authority is entitled to issue exemptions to the provisions regarding information in the details, structure and form of a Prospectus, in whole or in part, to a corporation incorporated in Israel which is offering securities to the public if its securities are listed for trade on a foreign stock exchange.

The Israel Securities Authority exempted the Company from application of the Securities Provisions (Details, Structure and Form of a Prospectus), 5729-1969, with respect to this Prospectus (hereinafter, “Prospectus Details Regulations” and “Authority Exemption”, respectively). The Authority Exemption was conditioned upon the Company preparing the Prospectus in the same manner it would if it were issuing securities of the type offered to the public under this Prospectus in the US in accordance with the provisions of the US Securities Act of 1933.

In accordance with the Authority Exemption, the Company has prepared this Prospectus based on the requirements of the US Securities Act of 1933 and the regulations of the US Securities and Exchange Commission (SEC), on form F-2 (hereinafter, “Form F-2”).

Accordingly, this Prospectus (including the documents it includes by way of reference), in all material respects, meets the requirements of Form F-2, with the exception of the following: Cover Page, Licenses, Public Offering chapter, Debenture Terms chapter, certain appendices and obligations that are not included in this Prospectus and which are not significant with respect to the public offer of securities to the Israeli public. It should be emphasized that this Prospectus was not submitted to the SEC and was not examined by it.

The following sections: “Permits”, the Cover Page, “Public Offering” chapter, “Debenture Terms” chapter, “Share Purchase Warrants” chapter, “Underwriting” chapter, Legal Opinion in the Opinion Chapter and the prospectus signatures were prepared in Hebrew in accordance with the provisions of the Prospectus Details regulations.

The remaining prospectus chapters were prepared in the same manner the Company would have prepared it if it were issuing securities of the type offered here to the public in the US as aforementioned.

The Company’s regular reports are in accordance with US law and in English, in accordance with the guidelines for dual listing defined in Chapter E3 of the Securities Law and the regulations enacted by virtue of it. Furthermore, under the Authority Exemption, the Company shall continue to report in accordance with said guidelines for dual listing as stated above.

1.    SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, include other forward-looking information and contains various "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and within the U.S. Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements (whether such statements actually declare themselves as such or not) reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry trends, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in “Risk Factors” and in our other Securities Exchange Commission, or SEC and Israeli Securities Authority, or ISA filings may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

You should carefully read this entire prospectus, including our prior filings with the SEC and the ISA, which accompany this prospectus. Unless otherwise indicated, all monetary amounts or financial figures in this prospectus are in New Israeli Shekels, or NIS.

2.    PROSPECTUS SUMMARY

This section answers in summary form some questions you may have about us and the offerings under this Prospectus. Because it is a summary, it may not include all of the information that is important to you. You should read the entire prospectus carefully, especially the "Risk Factors" Chapter (Chapter 3) and the financial data contained elsewhere in this Prospectus or incorporated herein.

About Us

We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd. In June 1999 we changed our name to Internet Gold - Golden Lines Ltd. We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 1 Alexander Yanai Street, Petach Tikva, Israel, and our telephone number is 972-3-939-9848. Our address on the Internet is www.zahav.net.il or www.zahav.msn.co.il. We also have an investor information site, at www.igld.com. The information on our websites is not incorporated by reference into this Prospectus.

We began our Internet access business in January 1996 under the brand name “Internet Gold.” We provide a wide array of Internet services tailored to meet the needs of our residential, small office and home office, or SOHO, and business subscribers, including Internet access and related value-added services, content and e-commerce activities through portals, as well as international telephony services. Our Internet access packages include basic access accounts, asymmetrical digital subscriber lines, or ADSL and cable services, virtual private networks, or VPN, ISDN dial-up accounts, leased and frame relay lines and dial-up networking. We also provide hosting, integration, technological services and value-added solutions.

In June 2004, the Israeli Ministry of Communications granted us a license to provide international telephony services with an international prefix code of 015, sometimes referred to as international telephony services, 015 international telephony services, or 015 Services. In August 2004, we launched the 015 international telephony services.

In November 2004, we received a license for the marketing experiment for the provision of internal telephony services. The license expires on November 30, 2005. Due to disagreements between the Ministry of Communications and Bezeq, we have not been able to act under the license.

The Internet Gold Group consists of us and several subsidiaries:

MSN Israel Ltd., or MSN Israel - our 50.1% owned joint venture with Microsoft Corporation (49.9% owned). MSN Israel manages the MSN Israel portal, offering Hebrew-reading Internet users MSN features such as personalized services, varied Internet content, e-commerce services (MSN Shops), four of Microsoft Internet leading platforms - “Hotmail,” “Messenger,” “Passport,” and "MSN Search" an Internet search engine as well as news. We agreed with Microsoft that we would invest in MSN Israel and be responsible for its operating losses and capital expenditures. We and Microsoft each has the right to terminate the agreement in case the cumulative losses of MSN Israel reach or exceed $10 million. In 2003, MSN Israel reached operating profitability as it developed new revenue channels such as Hosted Exchange, Hotmail's mail platform, and Messenger.In 2004 MSN Israel increased its revenues and profitability.

Gold Mind Ltd., or Gold Mind - a wholly owned subsidiary. Gold Mind is engaged in the marketing and sale of Internet contents and technologies, such as anti-virus and anti-spam services, value added services and virtual magazines and develop selected Internet content ventures. In addition, Gold Mind is the owner of one of Israel popular Internet interactive games website - Vgames (www.vgames.co.il) and of a leading Russian-language portal - www.zahav.ru.

Start Net Ltd., or Start - In November 2004, Gold Mind acquired 50% of the shares in Start from Ze'evi Computers & Technology Ltd., under a dissolution process. In December 2004 Gold Mind acquired the remaining 50% of Start's shares from MSN Israel. As per an agreement between Start and MSN Israel, MSN Israel manages the Start portal for Start. In March 2005, Start entered into an exclusive agreement with GOOP, one of Israel’s most popular youth-oriented portals. Under this agreement, Start purchased all of GOOP’s advertising properties until February 2007 (a period which will be automatically extended, unless otherwise notified by either party to the other), with an option for Start to discontinue the agreement after six months.

Nirshamim Lalimudim Ltd., or Nirshamim - In March 2005, Gold Mind acquired 50% of the shares of the Nirshamim, a company operating the Israeli portal "Nirshamim" (www.nirshamim.co.il). The remainder of the shares will continue to be held by Nirshamim’s founders. Nirshamim is a leading academic portal in Israel, servicing the university and post-university sector. Nirshamim's revenues derive from advertising educational institutions.

Internet Gold International Ltd., or IGI - IGI engages in the promotion and advancement of cooperation activities with international corporations. Within the framework of such activities, IGI provides UUNET with Internet infrastructure segments for the benefit of UUNET’s customers in Israel.

Gold Trade (Electronic Commerce) Ltd., or Gold Trade - In December 2004, we purchased all the outstanding shares in Gold-Trade from the founders of Gold Trade, including from Eurocom Marketing (an affiliated company). Gold Trade provides e-commerce services on its “P1000” mega-mall. In November 2004, Gold Trade's board of directors resolved to cease all its operations except for its e-commerce activity on the P-1000 website. Gold Trade also holds 50% of the rights in one of Israel most popular interactive book shop sites - www.dbook.co.il.

Our Strategy

In the fourth quarter of 2002, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers and have continued to implement this policy while continuing to keep tight control on our expenses. This strategy yielded a 54% increase in the number of broadband customers in 2004 as compared to 2003. We decided to continue this policy during 2005. In order to penetrate the international telephony market and retain customers, during the second half of 2004 we adopted an aggressive approach which included launching an advertising campaign in all media while offering customers fair prices, which were lower than the prices offered by the then current providers.

Ratio of Earnings to Fixed Charges

Under IS-GAAP
	Year ended December 31
	2000	2001	2002	2003	2004
	(in thousands)
Pre-tax earnings (loss) from continuing operations	(71,840)	(13,019)	28,568	17,643	24,389

Fixed charges	13,797	10,857	1,535	878	1,580

Company’s share in net loss of investees			(1,530)	(1,538)	(396)

Minority interest in loss of a subsidiary	1	963

Adjusted pre-tax earnings (loss) from continuing operations	(58,042)	(1,199)	28,573	16,983	25,573

Fixed charges
Interest charges (1)	13,274	10,129	719	(350)	38

Rental interest factor (2)	523	728	808	1,053	1,447
Interest expense for equity companies whose debt is guaranteed	-	-	8	175	95
Total	13,797	10,857	1,535	878	1,580

Ratio of earning to fixed charges (3)	-	-	18.61	19.34	16.19

(1) Interest expenses and adjustment of long-term loan and leases - in 2003 we recorded earnings from long-term loans, which were adjusted to the US$/NIS exchange rate.

(2) Rental interest factor is calculated as one third of the total rent expenses.

(3) Earnings were insufficient to cover fixed charges requirements for the years ended December 31, 2000, 2001, by NIS 71.84 million and NIS 12.06 million, respectively.

Under US-GAAP
	Year ended December 31
	2000	2001	2002	2003	2004
	(in thousands)
Pre-tax earnings (loss) from continuing operations	(77,391)	(11,879)	24,633	14,735	23,550

Fixed charges	13,797	10,857	1,545	1,081	1,681

Company’s share in net loss of investees

Minority interest in loss of a subsidiary	6,482	5,647	2,418	2,204	3,312

Adjusted pre-tax earnings (loss) from continuing operations	(57,112)	4,625	28,596	18,020	28,543

Fixed charges
Interest charges (1)	13,274	10,129	737	28	234

Rental interest factor (2)	523	728	808	1,053	1,447
Interest expense for equity companies whose debt is guaranteed	-	-
Total	13,797	10,857	1,545	1,081	1,681

Ratio of earnings to fixed charges (3)	-	-	18.51	16.67	16.98

(1) Interest expenses and adjustment of long-term loan and leases - in 2003 we recorded earnings from long-term loans, which were adjusted to the US$/NIS exchange rate.

(2) Rental interest factor is calculated as one third of the total rent expenses.

(3) Earnings were insufficient to cover fixed charges requirements for the years ended December 31, 2000, 2001, by NIS 70.9 million and NIS 6.2 million, respectively.

Summary of the Terms of the Offering

The following is not intended to be complete. For a detailed description of the offering, please see Chapter 5 of the prospectus.

The securities we are offering under this Prospectus are as follows:

220,000,000 Debentures (Series A) of NIS 1 par value, repayable (principal) in 8 equal annual installments on April 1 of each of the years 2008 to 2015 (inclusive), bearing interest per year as shall be determined in the tender for the Debentures' interest and linked (principal and interest) to the Israeli consumer price index published on March 15, 2005 for February 2005. The interest will be paid every twelve months, on April 1 of each of the years 2006 to 2015 (inclusive). The Debentures are convertible to our ordinary shares on each trade day, as of the day they are registered until March 16, 2015 (inclusive, except for March 17 to April 1 of each of the years 2008 to 2014. The conversion price will be NIS 40 of Debentures per one of our ordinary shares until March 31, 2008, and NIS 50 of Debentures per one of our ordinary shares since April 1, 2008 until March 31, 2015 (all subject to adjustments as specified in section 9.14). Debentures (Series A) which will not be converted into ordinary shares until March 16, 2015 (inclusive) will not grant their holder a right to conversion.

1,500,000 Stock Purchase Warrants (Series 1), registered in the name of their owner, exercised into our ordinary shares of NIS 0.01 par value each, on each trade day as of June 1, 2005 until August 15, 2005 (inclusive). The exercise price will be NIS 32 per one of our ordinary shares, subject to adjustments as specified in section 10.11. Stock Purchase Warrants (Series 1) which will not be exercised into ordinary shares until August 15, 2005 (inclusive) will expire and become void and will not grant their holder any rights.

2,500,000 Stock Purchase Warrants (Series 2), registered in the name of their owner, exercised into our ordinary shares of NIS 0.01 par value each, on each trade day as of June 1, 2005 until October 15, 2007 (inclusive), except for the 12th to the 16th day of each month. The exercise price will be NIS 40 per one of our ordinary shares, linked to the consumer price index, and subject to adjustments as specified in section 10.11. Stock Purchase Warrants (Series 2) which will not be exercised into ordinary shares until October 15, 2007 (inclusive) will expire and become void and will not grant their holder any rights.

The Offering consists of 220,000,000 Debentures (Series A) together with 1,500,000 Stock Purchase Warrants (Series 1) together with 2,500,000 Stock Purchase Warrants (Series 2) offered to the public in 100,000 units (the “Units”) by way of tender over the percentage of the Debentures' interest. The interest for the Debentures will not be higher than 5% (the “Maximal Interest ”) and will not be lower than 4% (the “Minimal Interest”)

The composition of every Unit is as follows:

2,200 Debentures (Series A)	NIS 2,200

15 Share Purchase Warrants (Series 1)	at no cost

25 Share Purchase Warrants (Series 2)	at no cost

Total Price Per Unit	NIS 2,200

THIS OFFERING IS BEING MADE EXCLUSIVELY IN ISRAEL TO RESIDENTS OF ISRAEL. NO PERSON IS AUTHORIZED TO MAKE ANY SELLING EFFORTS IN CONNECTION WITH THIS OFFERING IN THE UNITED STATES.

Use of Proceeds

The net proceeds that we will receive from this offering are estimated to be NIS 212.2 million (US $ 48.6 million) after deduction of the underwriters’ fees and commissions and the estimated expenses of the offering.

We intend to use the net proceeds from the offering for general corporate purposes, as shall be from time to time determined by our board of directors.

We have explored and will continue to explore business opportunities and potential investments in the communication field. We believe that the proceeds from the offering will enable us to take advantage of structural changes in Israel’s communications marketplace, giving rise to opportunities for us to increase our share in the markets in which we are currently active and to enter new markets. However, we cannot be sure whether any of these opportunities will become actual.

3.    RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk and uncertainty. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our securities. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This Prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this Prospectus.

Risks Relating to Internet Gold

We have experienced operating losses in the past and may incur losses in the future.

Although we have operated profitably since the third quarter of 2001, we cannot assure you that we will continue to be profitable. Most of our revenues have been derived from Internet access fees. As contemplated by our business plan, we intend to increase revenues derived from our various activities, and specifically, access fees for broadband services, provision of international telephony services, advertising on our portals and from e-commerce activities. These activities are expected to involve substantial sales and marketing expenses, and other costs.

We may be required to make additional investments in order to maintain or to improve the level of our services, which will impair our profitability and no assurance can be given that the services or any of them will be profitable.

We cannot assure you that we will be able to continue to successfully implement our business plan in the future.

Our operating results are likely to fluctuate significantly and may cause our share price to be volatile.

Our revenues and operating results may vary significantly from quarter to quarter. As a result, you should not rely on quarter-to-quarter comparisons of our revenues and operating results as an indication of our future performance. In addition, due to the volatility in our market we cannot predict our future revenues or results of operations accurately. It is possible that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our securities is likely to fall.

We expect to be heavily dependent on revenues from subscribers using our Internet access services for the foreseeable future. As a result, our revenues will be affected by our ability to retain current subscribers and attract new profitable subscribers. Our residential subscribers have the option of discontinuing their subscriptions for any reason at any given month and our leased line subscribers have the option of discontinuing their subscriptions for any reason upon 30-days’ written notice. As a result, revenues can fluctuate from month to month without much advance notice. Some of our expense levels, such as selling and marketing expenses, are based, in part, on our expectations as to future revenues. To the extent our actual revenues are below expected revenues, we may be unable to adjust spending quickly enough to offset the shortfall in revenue, which may cause our business and financial results to suffer.

Regulatory and legal uncertainties could adversely affect the terms of our licenses and could harm other aspects of our business.

There have been various regulations and lawsuits, mainly in the United States, relating to the liability of Internet service providers for information carried on or through their services. The law in this area is unsettled and there may be new legislation and court decisions that expose companies such as ours to liabilities or affect their services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing, commerce, export and other controls. Regulatory developments could harm our business. Our Internet access business is subject to a license granted by the Israeli Ministry of Communications, which was renewed in January 2002 for an additional period of five years. The license grants us the right to provide Internet and related services, subject to several conditions mentioned in the license. The tendency of the Ministry of Communications not to limit the number of Internet service licenses is likely to increase competition, and may lead to a reduction in fees charged to subscribers. In April 2002 the Ministry of Communications granted the cable television network providers licenses permitting them to supply infrastructure for the provision of Internet access through the current ISPs, but does not allow them to become ISPs themselves. However, we cannot predict whether the cable television network providers will be allowed to become ISPs in the future or if their licenses may be amended in any way, and how this will affect us. In addition, we cannot assure you that unfavorable regulations would not adversely affect our business.

In June 2004, we received a license to provide international telephony services for a period of twenty years, commencing on the date of receipt of the license, which may be extended by the Ministry of Communications for additional 10-year periods. The license grants us the right to provide international telecommunication voice services and other related services, subject to several conditions mentioned in the license. We cannot be sure how the launch of the new international telephony services by Netvision Ltd. and Xfone Communication Ltd. or how the grant of additional licenses by the Ministry of Communications will affect us. In addition, we cannot assure you that unfavorable regulations would not adversely affect our business.

We may be exposed to substantial liabilities arising out of our business, especially those liabilities that are related to Internet activities. Currently, we have a professional liability insurance policy which may not cover all such exposure. In the event that we are found to be responsible for any such liability and/or required to pay for any damages resulting from any such responsibility, our business may be adversely affected.

The markets in which we operate are highly competitive and we may be unable to compete successfully.

ISP market. We operate in the Internet access services markets, which by their nature have low barriers to entry and are extremely competitive. We expect intense competition in our markets to continue in the future. Increased competition could require us to lower our prices, grant incentives to subscribers and increase our selling and marketing expenses and related subscriber acquisition costs, and could also result in increased subscriber cancellations, loss of visitors to our portals and lower advertising revenues. We may not be able to offset the effect of these increased costs through an increase in the number of our subscribers, subscriber revenues or revenues from other sources.

The ISP market in Israel is characterized by many participants. We also expect to face competition from telephone and cellular phone companies, cable television and DBS providers, wireless voice and data service providers and others. These companies could exploit their current established network infrastructure, high rate of penetration of households, and their ability to provide Internet access at significantly faster speeds and potentially include Internet access in their basic bundle of services or offer access for a nominal additional charge. In April 2002, the Ministry of Communications granted the cable television network providers licenses permitting supply of infrastructure for the provision of Internet access through the current ISPs, in addition to Bezeq's license. However, we cannot predict whether the cable television network providers or Bezeq will become ISPs and consequently our competitors in the future or how these licenses may be amended in the future and how this will affect us. Additional international ISPs may also enter the Israeli market.

Portal advertising. In order to attract advertisers, we need to continue to increase the amount of user traffic on our portals. Currently, there are other popular portals in Israel and many Israeli Internet users also use international portals, such as Yahoo! and MSN.com. We compete with these other portals, as well as other media, such as television, radio and print, for advertisers.

E-commerce. In 2004 there was extensive activity in the e-commerce market in Israel. The market is principally comprised of large retailers, importers of commercial products and manufacturers offering their own products and services over the Internet through their websites. There currently are very few companies that engage solely in e-commerce. Competition in e-commerce is intense and is likely to grow significantly as the e-commerce market evolves. We cannot guarantee that Gold Trade or MSN Israel will be successful, or that we will be able to compete effectively and succeed in this market.

International Telephony. The international telephony activity is highly competitive. The intense competition and the fact that the customers are generally sophisticated customers with little loyalty, require us to lower the prices for our international telephony services in order to remain competitive. We cannot be sure if this will enable us to remain profitable or how the intense competition will affect us.

Currently, the cellular telephony providers are restricted from providing international telephony services. The Ministry of Communications may grant them or other providers with additional licenses for the operation of international telephony services. We do not know how this will influence the competition in this market or how it will affect our ability to compete.

In addition, as per our license, we have to pay royalties to the Ministry of Communications for our use of frequencies, for operation and registration. The requirement to make royalties payments make it more difficult for us to offer competitive prices to our customers in comparison to unlicensed VOIP operators.

We expect the financial scope of the VoIP market in Israel will decrease in the coming years, as a result of the entrance of new competitors to the market, the cheap prices for the use of VoIP technology in comparison to the analog technology used in the past and because of various Internet software which allow free international communication on the Internet. We cannot evaluate the impact of these expected market changes and their affect on our ability to compete successfully.

Our failure to manage growth effectively could impair our business.

Our growth has placed, and is likely to continue to place, a significant strain on our operational, administrative and financial resources, including our system of internal controls that we have modified or are in the process of modifying to accommodate the expansion of our business. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding subscriber base and is expected to continue to grow as we expand our Internet, international telephony, our portals and our e-commerce business.

We cannot guarantee that our infrastructure, technical and customer support staff, operational and billing systems and other resources will adequately accommodate or facilitate the growth of our business. While we believe we have made adequate allowances for the costs and risks associated with our growth and activities, there is no guarantee that these allowances will be adequate, that our systems, procedures or controls will be sufficient to support our operations or that our management will be able to successfully offer and expand our services in Israel or internationally.

Our strategy may not succeed in the future.

Since the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all of the ISPs in Israel, which resulted in price reductions for services offered by all ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 54% increase in the number of broadband customers in 2004 as compared to 2003. In order to penetrate the international telephony market and retain customers, we adopted an aggressive approach which included advertising in all media while offering the customers fair prices, which were lower than the prices offered by the then current providers. Although this strategy has been successful to date, we cannot assure you that this strategy will be successful in the future. Due to the price reductions, caused by the aggressive competition as well as the expenses associated with our marketing efforts to attract customers, our profitability may be negatively impacted.

If we do not successfully develop our brands we may be unable to attract enough customers to our services or sufficient traffic to our portals to become successful.

We must establish and strengthen awareness our brands and those of our subsidiaries. If we fail to create and maintain brand awareness, we are unlikely to attract enough customers to our Internet, international telephony and value added services or attract sufficient traffic to our portals to become attractive to advertisers and suppliers of products and services. Brand recognition may become even more important in the future with the growing number of Internet sites and Internet-based communications providers.

We intend to continue to pursue a brand-enhancement strategy, which may include joint marketing programs and mass market and multimedia advertising, promotional programs and public relations activities. These initiatives will involve significant expenses. If our brand enhancement strategy is unsuccessful, our sales and marketing expenses may never be recovered and we may be unable to increase future revenues. Successful positioning of our brand and the other brands associated with each of our services will largely depend on:

•	the success of our joint marketing programs, advertising and promotional efforts; and

•	our ability to design and maintain attractive, user-friendly portals.

Failure to establish and maintain strategic, marketing and other third-party relationships could limit our ability to attract and retain users.

We have focused on and expect to continue to focus on the establishment of relationships with technology providers, importers of commercial products, retailers and other suppliers of products and services that we may sell. Because our agreements with third parties are generally short-term and non-exclusive, our competitors may seek to use the same partners that we do or attempt to adversely impact our relationships with our partners. In addition, some of our joint marketing agreements are based on oral understandings and not written agreements and so may be terminated at any time. We may not be able to maintain our third-party relationships or replace them on favorable terms. If our relationship partners fail to perform their obligations, reduce their business with us, choose to compete with us or provide their services to a competitor, we may have more difficulty building our subscriber base and attracting and maintaining visitors to our portals, and as a result our business and financial results may suffer. Also, our efforts to establish new relationships in the future may not be successful, which could affect the growth of our business.

There can be no assurance that our investments in cooperation agreements will be successful.

A key element of our strategy is to enter into cooperation agreements. To date, we have entered into various cooperation agreements, including our establishment of MSN Israel with Microsoft Corporation. Our future success depends in part on the ultimate success of these cooperation agreements. The failure of one or more of our key joint venture investments could have a material adverse effect on our business, financial condition and results of operation.

Although we view our joint venture investments as key factors in our overall business strategy, there can be no assurance that the other parties to these agreements view their relationships with us as significant to their ongoing business or that they will not reassess their commitment to us at any time in the future. Our results of operations could be materially adversely affected by changes in the financial condition of a key joint venture participant.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

Our success depends, to a significant extent, upon the continuing performance and services of our executive officers and other key employees. Specifically, Eli Holtzman, our chief executive officer, has been with us since our inception and has considerable experience in managing our business. Since we launched our Internet business in 1996, we (excluding our subsidiaries) have expanded from 99 employees as of December 31, 1996 to 835 full-time and part-time employees as of December 31, 2004, including a number of key managerial, marketing, planning, financial, technical and operations personnel. Most of these individuals have not previously worked together and need to be integrated as management and technology teams. As a result, our senior managers and technical personnel may not work together effectively as a team to successfully manage our growth. Our performance is substantially dependent on our ability to retain, motivate and successfully integrate our senior management and other key employees. We do not have “key person” life insurance policies on any of our key personnel.

Network capacity constraints may impede our service to subscribers and require us to expand our network and systems.

Capacity constraints within our network and those of our suppliers have occurred in the past and will likely occur in the future. Such constraints may prevent subscribers from gaining access to our system and system-wide services such as e-mail and news group services and cause subscriber cancellations and adverse publicity.

As the number of our subscribers using broadband services and the amount and type of information they wish to transmit over the Internet increases, we will need to significantly expand and upgrade our technology, processing systems and network infrastructure, which could be expensive and involve substantial management time. We do not know whether we will be able to accurately project the rate or timing of any such increases, or expand and upgrade our systems and infrastructure on time. The operation of broadband services through ADSL and cable technology is affecting our international bandwidth needs. As of March 15, 2005 our international bandwidth infrastructure had grown by 400% from the time we started to provide broadband services. In order to preserve the current service level to an increasing number of broadband customers, we may be required to extend our bandwidth by additional 30% by the end of 2005.

A system failure could interrupt service to our subscribers and may result in subscriber cancellations.

Our business depends on the efficient and uninterrupted operation of our computer and hardware and software systems. In addition, sophisticated information systems are vital to our growth and our ability to monitor costs, bill and receive payments from customers, reduce credit exposure and achieve operating efficiencies. Any system failure that causes an interruption in service or decreases the responsiveness of our network, could impair our reputation, damage our brand name, lead to subscriber dissatisfaction and cancellations and reduce our revenues. Our systems and equipment are subject to hardware defects, software bugs and network failures that may be beyond our control. At times, for example, our systems and equipment have experienced failures, which temporarily prevented customers from using our services or accessing the Internet. We are currently in the process of replacing our billing and CRM systems and may incur problems in the transition period.

Our operations depend on our ability to successfully expand our network and integrate new technologies and equipment into our network. Accordingly, we face an increased risk of system failure and difficulty in making new features available.

We use network components located both in Israel and abroad, which must interact successfully without delay or interruption to provide service to subscribers. Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of web vandalism and similar events. Any of these events could expose us to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting our system is highly publicized, our reputation could be damaged and subscriber growth and portal visits could decrease. While we currently have partially redundant systems, we do not have full redundancy, a formal disaster recovery plan or alternative providers of hosting services. In addition, we do not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

We depend on third-party systems and service providers for our network to provide our customers with our services.

We rely on certain third-party computer systems, networks and third-party service providers, including local and long distance telecommunications companies such as Bezeq, Bezeq International, Barak, MCI, PCCW-BTN and Med1 for leased lines. All Internet access by our customers is, and will continue to be, connected through leased lines from local and long distance telecommunications carriers.

Internet access by our customers is dependent on the telecommunications infrastructure owned and maintained by Bezeq and the local cable companies. Bezeq has suffered work stoppages on several occasions in recent years as a result of conflicts with its unionized employees. These work stoppages resulted in several days of interruption to the services we provide. In addition, at times Bezeq and the local cable companies have suffered technical network failures. If our subscribers’ access to Israel’s fixed-line telecommunications infrastructure was disrupted, it would significantly impact the services that we provide to our subscribers and could result in a substantial reduction in Internet access volume and revenue. An increase in our cost of access to Israel’s fixed-line telecommunications infrastructure could also adversely impact our results of operations. We also depend on third parties for physical repair and maintenance of leased lines. If an interruption or deterioration in performance in these third-party services occurs, our services may be disrupted or become less profitable.

Many of our relationships with third party providers are terminable upon short notice. In addition, many of our third party suppliers and telecommunications carriers sell or lease products and services to our competitors and may be, or in the future may become, competitors themselves. Subject to various government regulations, our third party suppliers and telecommunications carriers could enter into exclusive arrangements with our competitors or stop selling products and services to us. If any of our arrangements with third parties is terminated, we may not be able to replace them, on commercially reasonable terms, or at all.

Our international telephony services are subject to numerous additional risks, including risks relating to our network.

Our soft switch system is a highly complex computer system. Although it has been built with redundancy in mind, it is built to handle only one fault at a time. Two faults occurring at the same time may severely affect our service.

Also, as the world of voice over IP continues to evolve, we are faced with the risks associated with the use of new software.

Our international telephony service is based upon the operation of our soft switch system. This system is developed and supported by Veraz Networks. Although our engineering staff is highly trained to support the system, there are numerous functions that they are unable to perform by themselves. If the level of service we get from Veraz will decrease, it might adversely impact our ability to properly maintain our system and therefore have direct affect on our service.

We do not have a direct connection to all the destinations around the world, we depend on business partners to connect calls generated from our services by our customers to their final destination worldwide. Our level of service is totally dependent on the level of service we get from our international partners, both from the call completion perspective as well as from call quality perspective. Although we make extensive efforts in order to assure the quality of the calls as well as the world spread of our services, we cannot be sure that our partners will provide adequate level of service, that in such case we will be able to successfully replace the partner or that we will be able to maintain and increase the world spread of our services.

We are neither a local telephone service provider nor a cellular provider, and are dependent on those providers in order to enable our customers to access our service. Therefore we are exposed to any change in their services and in the service level we get from those providers.

If we require additional capital, we may be unable to raise it on favorable terms or at all.

In the future, we may need to raise additional funds in order to fund expansion, develop new or enhanced services, or respond to competitive pressures. The availability of funds for future expansion and the development of new or enhanced services will depend upon a number of factors including our operating performance, investor interest and marketing conditions. If we raise additional funds by issuing equity or convertible debt securities, the holdings of our shareholders will be diluted and their ownership percentage will be reduced. Furthermore, any new securities could have rights, preferences and privileges senior to those of the ordinary shares.

In addition, we may require additional substantial funding in the future to develop and expand the business of MSN Israel. We agreed to invest in MSN Israel and be responsible for its operating losses and capital expenditures. We and Microsoft each has the right to terminate the agreement in case the cumulative losses of MSN Israel reach or exceed $10 million. Although MSN Israel is currently profitable, we cannot predict what these cost could be. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If we do not invest additional funds, if and when required, we shall be in breach of our agreement with Microsoft Corp.

The industry in which we operate is characterized by rapid technological changes and frequent new product and service introductions; we may not be able to keep up with these rapid technological and other changes.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, introductions and enhancements and changing consumer demands. These new products, services and technologies may be superior to the services and technologies that we use, and may render our services and technologies obsolete or require us to incur substantial expenditures to modify or adapt our products, services or technologies. Our future success will depend on our ability to continually improve the performance, features and reliability of our Internet, international telephony and other services in response to competitive service and product offerings and the evolving demands of the marketplace.

Our future success depends on the continued growth in the use of the Internet, international telephony services and other related services in Israel.

We rely on revenues generated from the sale of Internet-access, international telephony, portal advertising and related services, and, to a limited extent, e-commerce. If acceptance and growth of Internet use and services do not occur or Internet use declines, our business and financial results will suffer. Alternatively, if Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth or its performance or reliability may decline.

We may not achieve broad market acceptance of our services due to concerns about the reliability and security of Internet communications.

The secure transmission of confidential information, such as credit card numbers, over the Internet is essential in maintaining users’ confidence in our services. We rely on licensed encryption and authentication technology to securely transmit confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect user transaction data. We incur substantial expenses to protect against and remedy security breaches and their consequences. A party that is able to bypass our security systems could steal proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies have coverage limits, which may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches.

We also face risks associated with security breaches affecting third parties conducting business over the Internet. Users generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the Internet and therefore our services, as a means of conducting commercial business transactions.

We face potential liability for information accessed and products and services sold through our portals.

We could become liable for false or misleading information accessed through our portals and for defective products and services sold as part of our business. The potential liability of ISPs and portals such as ours for information accessed through their portals is uncertain. It is possible that claims may be filed against us based on defamation, obscenity, negligence, copyright or trademark infringement or other theories. These types of claims have been brought, sometimes successfully, against providers of Internet services in the past.

Gold Trade and MSN Israel are involved in the sale of products and services by third parties over the Internet (e-commerce). If these products or services were defective or were manufactured or supplied in breach of others’ intellectual property rights, Gold Trade and MSN Israel could be liable to customers who purchase these products or services or to the owners of the intellectual property.

Although we attempt to reduce our liability through contractual indemnification from our suppliers and disclaimers, there is no guarantee that we would be successful in protecting ourselves against this type of liability. Even if we ultimately succeeded, legal action against us would divert management time and resources, could be costly and is likely to generate negative publicity for our portals and our business generally. We may also be forced to implement expensive measures to alter the way our services are provided to avoid any further liability.

Inadequate intellectual property protection could prevent us from enforcing or defending our intellectual property.

We have various trademark applications, trade secrets and copyrightable materials, as well as domain names and licenses to use third party software. If we are not successful in protecting our intellectual property, our business and financial results could suffer.

Trademarks. In order to refresh our image, as well as part of our preparations for the provision of international telephony services, we changed our logos and applied for their registration as trademarks in Israel. There is no guarantee that these trademarks will be registered or that we will obtain registration of other trademarks for which we may seek protection in the future.

Domain Names. We currently hold numerous Internet domain names, including the following: “zahav.net.il,” “inter.net.il,” “internet-zahav.net.il,” “zahav.msn.co.il,” “igld.com,” “gold.net.il,” “access.net.il,” “smile.net.il,” “Vgames.co.il” “hicareer.co.il” and various other related names. MSN Israel holds the Internet domain names: “msn.co.il,” “start.msn.co.il,” “start.co.il,” “smsn.co.il,” “mediacenter.co.il,” “igold.net.il,” “msn.net.il”, “msnone.net.il,” “msnnews2.co.il,” “msnmobile.co.il,” “hero.co.il,” “ilovemessenger.co.il” and “zahav.ru” and has the right to use the domain name “hotmail.co.il.” Goldtrade holds the Internet domain names: “p1000.co.il,” and "p2000.co.il" and Start holds the Internet Domain name of "msnshops.co.il."  Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. Licenses. We have obtained licenses to bundle various third party software products in our front-end configuration software product. We cannot guarantee that renewals of these licenses or any licenses of additional software, which may be required, will be available as needed. While third party licensors have represented to us that they have the right to license such software and in some cases agreed to indemnify us, we cannot guarantee that our use of third party software does not infringe the rights of others. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Risks Relating to Our Relationship with the Eurocom Group

Our principal shareholder owns a controlling interest in our company and is able to exercise significant influence over our business, including ways which may be adverse to our public shareholders.

Our controlling shareholder, Euronet Communications Ltd., holds 68.81% of our ordinary shares. Euronet Communications is a wholly owned subsidiary of Eurocom Communications Ltd., which is a 50.33% owned subsidiary of Eurocom Holdings Ltd. (an additional 0.67% interest is owned by Mr. Shaul Elovitch, our chairman, and the chairman of the board of directors of Eurocom Holdings Ltd.). As a result, Eurocom Communications and Eurocom Holdings will continue to be able to exercise considerable influence over our operations and business strategy and control the outcome of all matters involving shareholder approval, although their holding in us may be diluted following this Offering, including:

•	the composition of our board of directors including the appointment and removal of officers;

•	mergers or other business combinations involving us;

•	acquisitions or dispositions of our assets;

•	future issuances of our ordinary shares or other securities;

•	our incurrence of debt;

•	various agreements, amendments, waivers and modifications to the agreements between us and Eurocom Communications, Eurocom Holdings and their affiliates; and

•	payments of dividends on our ordinary shares.

There may be conflicts of interest between our controlling shareholder and us.

Our relationship with Eurocom Communications may eliminate or reduce some opportunities for revenue growth and reducing costs. Eurocom Communications, which indirectly controls us, or its affiliates could prevent us from entering into commercial relationships with third parties, such as its competitors, additionally its competitors may choose not to enter into commercial relationships with us because of our close relationship with Eurocom Communications and its affiliates.

Some of our directors are also directors, officers or employees of Eurocom Communications and own its equity securities. Accordingly, conflicts of interest may arise from time to time between their interests in Eurocom Communications and us particularly with respect to our contractual relationships and the pursuit of overlapping corporate opportunities. We have not adopted any formal plan or arrangement to address such potential conflicts of interest and intend to review related-party transactions with Eurocom Communications or any of its affiliates in accordance with the provisions of the law, on a case-by-case basis.

Because we have interlocking directors with Eurocom Communications, there also may be inherent conflicts of interest when such directors make decisions related to transactions between Eurocom Communications or its affiliates and us. We could lose valuable management input from such conflicted directors and officers.

Risk Related to Our Ordinary Shares

Our share price has been very volatile, and may decline.

The market price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	changes in market valuations of other Internet or online service companies;

•	announcements of technological innovations or new services by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	additions or departures of key personnel;

•	future sales of our ordinary shares; and

•	stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

Our share price could be adversely affected by the sale or the perception that certain shareholders could require us to sell their shares.

Prior to our IPO we granted Euronet Communications and other shareholders, who together hold 69.7% of our ordinary shares, registration rights under the U.S. Securities Act with respect to their shares, giving them rights to:

•	include their shares in any registration statement filed by us following our 1999 initial public offering excluding any registration of employees’ shares on Form S-8 or a similar form; and

•	demand registration of their shares at any time after February 2000, in each case subject to certain conditions.

Following such registration, these shares will be available for sale in the open market. We cannot predict if future sales of our ordinary shares, or the availability of our ordinary shares for sale, will adversely affect the market price of our ordinary shares or our ability to raise capital by offering equity securities.

Anti-takeover provisions could negatively impact our shareholders.

Provisions of Israeli law, our articles of association and the terms of our licenses may have the effect of delaying, preventing or making more difficult a merger or other acquisition of us, even if doing so would be beneficial to our shareholders. Specifically, under the terms of our licenses, any change of control requires the consent of the Israeli Ministry of Communications. In addition, the approval of the General Director of the Israeli Antitrust Authority may be required.

Under our articles of association, directors elected at the annual general meeting of our shareholders are classified into three classes. At each annual general meeting of shareholders, only directors for the class whose term is expiring will be up for election, and upon election such directors will serve a three-year term. The outside directors are not classified into the three classes stated above, and their term of appointment expires as provided by the Israeli Companies Law.

Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders. Anti-takeover provisions could negatively impact our shareholders. Some of the provisions of Israeli law could:

•	discourage potential acquisition proposals;

•	delay or prevent a change in control over us; and

•	limit the price that investors might be willing to pay in the future for our ordinary shares.

Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required. Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting, unless such company amends its bylaws to require a different voting requirement. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. The purchase of shares leading to a 90% holding or more requires a full tender offer. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel in certain stock exchanges. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws. Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

Risks Related to Our Debentures (Series A)

We may not be able to make our debt payments in the future.

Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, legal, regulatory and technical factors, including some factors that are beyond our control.

In addition, if we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. Furthermore, cash flows from our operations may be insufficient to repay in full at maturity the Debentures (Series A). Our ability to refinance our indebtedness, including the Notes, will depend on, among other things:
▪	Our financial condition at the time,
▪	Restrictions in agreements governing our debt and
▪	Other factors, including market conditions.

We cannot ensure you that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the Debentures (Series A), which would permit the holders of our Debentures (Series A) to accelerate their maturity dates.

Risks Related to Our Operation in Israel

Conducting business in Israel entails special risks.

We are incorporated and based in, and currently derive all our revenues from markets within the State of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years.
In recent years Israel has gone through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

Our business may be impacted by NIS exchange rate fluctuations.

Most of our communications and advertising costs are quoted in U.S. dollars. As of June 13, 2002 we are required by law to state our prices in NIS to our residential and SOHO customers. Furthermore, if we expand our business into other countries, we may earn additional revenue and incur additional expenses in other currencies. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines). In future periods, our dollar assets (deposits) and our dollar denominated liabilities might commercially serve as partial economic hedge against future exchange rate fluctuations. Because all foreign currencies do not fluctuate in the same manner, we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

A substantial devaluation of the NIS in relation to the dollar would substantially increase the cost of our services to Israelis, who pay us in NIS, and is likely to result in subscriber cancellations and a reduction in Internet use and e-commerce in Israel.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

4. RATIO OF EARNINGS TO FIXED CHARGES

Under IS-GAAP
	Year ended December 31
	2000	2001	2002	2003	2004
	(in thousands)
Pre-tax earnings (loss) from continuing operations	(71,840)	(13,019)	28,568	17,643	24,389

Fixed charges	13,797	10,857	1,535	878	1,580

Company’s share in net loss of investees			(1,530)	(1,538)	(396)

Minority interest in loss of a subsidiary	1	963

Adjusted pre-tax earnings (loss) from continuing operations	(58,042)	(1,199)	28,573	16,983	25,573

Fixed charges
Interest charges (1)	13,274	10,129	719	(350)	38

Rental interest factor (2)	523	728	808	1,053	1,447
Interest expense for equity companies whose debt is guaranteed	-	-	8	175	95
Total	13,797	10,857	1,535	878	1,580

Ratio of earnings to fixed charges (3)	-	-	18.61	19.34	16.19

(1) Interest expenses and adjustment of long-term loan and leases - in 2003 we recorded earnings from long-term loans, which were adjusted to the US$/NIS exchange rate.

(2) Rental interest factor is calculated as one third of the total rent expenses.

(3) Earnings were insufficient to cover fixed charges requirements for the years ended December 31, 2000, 2001, by NIS 71.84 million and NIS 12.06 million, respectively.

Under US-GAAP
	Year ended December 31
	2000	2001	2002	2003	2004
	(in thousands)
Pre-tax earnings (loss) from continuing operations	(77,391)	(11,879)	24,633	14,735	23,550

Fixed charges	13,797	10,857	1,545	1,081	1,681

Company’s share in net loss of investees

Minority interest in loss of a subsidiary	6,482	5,647	2,418	2,204	3,312

Adjusted pre-tax earnings (loss) from continuing operations	(57,112)	4,625	28,596	18,020	28,543

Fixed charges
Interest charges (1)	13,274	10,129	737	28	234
Rental interest factor (2)	523	728	808	1,053	1,447
Interest expense for equity companies whose debt is guaranteed	-	-
Total	13,797	10,857	1,545	1,081	1,681

Ratio of earning to fixed charges (3)	-	-	18.51	16.67	16.98

(1) Interest expenses and adjustment of long-term loan and leases - in 2003 we recorded earnings from long-term loans, which were adjusted to the US$/NIS exchange rate.

(2) Rental interest factor is calculated as one third of the total rent expenses.

(3) Earnings were insufficient to cover fixed charges requirements for the years ended December 31, 2000, 2001, by NIS 70.9 million and NIS 6.2 million, respectively.

5.    INFORMATION ABOUT THE OFFERING

The securities we are offering under this Prospectus are as follows:

1.  220,000,000 Debentures (Series A) of NIS 1 par value, repayable (principal) in 8 equal annual installments on April 1 of each of the years 2008 to 2015 (inclusive), bearing interest per year as shall be determined in the tender for the Debentures' interest and linked (principal and interest) to the Israeli consumer price index published on March 15, 2005 for February 2005. The interest will be paid every twelve months, on April 1 of each of the years 2006 to 2015 (inclusive). The Debentures are convertible to our ordinary shares on each trade day, as of the day they are registered until March 16, 2015 (inclusive, except for March 17 to April 1 of each of the years 2008 to 2014. The conversion price will be NIS 40 of Debentures per one of our ordinary shares until March 31, 2008, and NIS 50 of Debentures per one of our ordinary shares since April 1, 2008 until March 31, 2015 (all subject to adjustments as specified in section 9.14). Debentures (Series A) which will not be converted into ordinary shares until March 16, 2015 (inclusive) will not grant their holder a right to conversion.

2.  1,500,000 Stock Purchase Warrants (Series 1), registered in the name of their owner, exercised into our ordinary shares of NIS 0.01 par value each, on each trade day as of June 1, 2005 until August 15, 2005 (inclusive). The exercise price will be NIS 32 per one of our ordinary shares, subject to adjustments as specified in section 10.11. Stock Purchase Warrants (Series 1) which will not be exercised into ordinary shares until August 15, 2005 (inclusive) will expire and become void and will not grant their holder any rights.

3.  2,500,000 Stock Purchase Warrants (Series 2), registered in the name of their owner, exercised into our ordinary shares of NIS 0.01 par value each, on each trade day as of June 1, 2005 until October 15, 2007 (inclusive), except for the 12th to the 16th day of each month. The exercise price will be NIS 40 per one of our ordinary shares, linked to the consumer price index, and subject to adjustments as specified in section 10.11. Stock Purchase Warrants (Series 2) which will not be exercised into ordinary shares until October 15, 2007 (inclusive) will expire and become void and will not grant their holder any rights.

The Offering consists of 220,000,000 Debentures (Series A) together with 1,500,000 Stock Purchase Warrants (Series 1) together with 2,500,000 Stock Purchase Warrants (Series 2) offered to the public in 100,000 units (the “Units”) by way of tender over the percentage of the Debentures' interest. The interest for the Debentures will not be higher than 5% (the “Maximal Interest ”) and will not be lower than 4% (the “Minimal Interest”)

The composition of every Unit is as follows:

2,200 Debentures (Series A)	NIS 2,200

15 Share Purchase Warrants (Series 1)	at no cost

25 Share Purchase Warrants (Series 2)	at no cost

Total Price Per Unit	NIS 2,200

THIS OFFERING IS BEING MADE EXCLUSIVELY IN ISRAEL TO RESIDENTS OF ISRAEL. NO PERSON IS AUTHORIZED TO MAKE ANY SELLING EFFORTS IN CONNECTION WITH THIS OFFERING IN THE UNITED STATES.

The complete details of the offering appear in pages 33 to 54.

CAPITALIZATION AND INDEBTNESS

The following table sets forth our consolidated capitalization and indebtness as of December 31, 2004. You should read this table together with our audited consolidated financial statements and related notes incorporated by reference in this Prospectus. There has been no material change in our shareholders’ equity and total capitalization since December 31, 2004.

	As of	Convenience
	December 31	translation
	2004	into US Dollars
	Consolidated
	(in thousands)

Shareholders’ equity Ordinary shares, NIS 0.01 par value (501,000,000 shares authorized; 18,431,500 shares issued and fully paid as at December 31, 2004)	197	46
Additional paid in capital	215,040	49,916
Accumulated deficit*	(93,344)	(21,667)

Total shareholders’ equity	121,893	28,295

* includes capital reserve of NIS 15.7 million (US$ 3.6 million) from the purchase of investee company from a related party.

USE OF PROCEEDS

The net proceeds that we will receive from this offering are estimated to be NIS 212.2 million (US $ 48.6 million) after deduction of the underwriters’ fees and commissions and the estimated expenses of the offering.

We intend to use the net proceeds from the offering for general corporate purposes, as shall be from time to time determined by our board of directors.

We have explored and will continue to explore business opportunities and potential investments in the communication field. We believe that, the proceeds from the offering will enable us to take advantage of structural changes in Israel’s communications marketplace, giving rise to opportunities for us to increase our share in the markets in which we are currently active and to enter new markets. However, we cannot be sure whether any of these opportunities will become actual.

THE OFFER AND LISTING

Offer and Listing Details

The following table sets forth, for each of the periods indicated, the range of high and low closing prices of our ordinary shares on the Nasdaq SmallCap Market, and since February 2005 - on the Nasdaq National Market:

Year	High	Low
2004	$6.44	$3.78
2003	6.96	1.19
2002	1.80	0.87
2001	2.94	0.54
2000	30.00	1.28

2004
First Quarter	$5.23	$3.78
Second Quarter	6.06	4.56
Third Quarter.	4.91	4.07
Fourth Quarter	6.44	4.10

2003
First Quarter	$4.06	$1.19
Second Quarter	6.05	2.84
Third Quarter	6.96	3.85
Fourth Quarter	4.48	3.34

2002
First Quarter.	$1.80	$0.96
Second Quarter	1.25	1.01
Third Quarter	1.09	0.95
Fourth Quarter	1.29	0.87

Each Month Since May 2004
2005
February 2005	$7.79	$5.27
January 2005	5.71	4.96

Year	High	Low
2004
December 2004	$6.44	$4.98
November 2004	6.43	4.10
October 2004	4.77	4.20
September 2004	4.81	4.30
August 2004	4.45	4.07
July 2004	4.91	4.18
June 2004	5.28	4.56

Plan of Distribution

This offering is being underwritten by the following leading underwriters:

Name of Underwriter	Address
Poalim I.B.I - Managing & Underwriting Ltd.	Shalom Tower, 9 Ehad Ha'Am Street, Tel-Aviv 65251
Apex Underwriting Ltd.	2 Kaufman Street, Tel Aviv 68012

In addition to the leading underwriters, there are additional 27 underwriters who are participating as members of the underwriters group. For details see Chapter 17.

To the extent known to us, major shareholders, directors or members of our management do not intend to subscribe in the offering at all or for more than 5% of the Offering. Our "Interested Parties" (as such term is defined in the Israeli Companies Law) undertook not to purchase any of the Units offered to the public in this Prospectus.

Institutional Investors undertook to purchase 80% of the Units offered in this Prospectus. For further information please see section 5.10.

The terms of the Underwriting Agreement are specified in Chapter 17. Each of the leading underwriters undertakes to guarantee the purchase of Units, severally, as follows:

Name of Underwriter	No. of Units
Poalim I.B.I - Managing & Underwriting Ltd.	5,000
Apex Underwriting Ltd.	5,000

The other underwriters also undertake to guarantee the purchase of Units, severally - for details see chapter 17.

The underwriters are committed to take and pay for any securities not purchased by the public under the Offering, except for securities that the institutional investors undertook to purchase.

Markets
Our ordinary shares trade on the Nasdaq National Market under the symbol IGLD and, since March 1, 2005, also on the Tel Aviv Stock Exchange, or TASE, under the symbol "אנזהב"

Dilution

The following table set forth the direct holdings of our shares by our 5% or more shareholders and of our directors, as of the date of the offering:

Name of Holder	Holdings prior to the offering		Holdings following the offering
	No. of shares	Percentage	Following exercise of Share Purchase Warrants (Series 1)	Following exercise of Share Purchase Warrants (Series 2)	Following conversion of the Debentures (Series A)[1]	On a fully diluted basis[2]
Euronet Communications Ltd.[3]	12,683,135	68.81%	63.63%	60.59%	53%	45.41%
Eli Holtzman	172,118	0.93%	0.86%	0.82%	0.72%	0.62%

Expense of the Offering

The amount of all the underwriting, management and distribution commissions as well as other expenses related to the offering, including commissions to institutional investors, are estimated to be approximately 3.6% of the immediate gross proceeds of the offering. (approximately NIS 0.036 per Debenture (Series A)).

________________________
1 Assuming that all the Debentures (Series A) are converted into shares at the price of NIS_40 per share.
2 Assuming that the offered Stock Purchase Warrants are exercised and that all the Debentures (Series A) are converted into shares at the price of NIS 40 per share.
3 Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, a director of our company, own 100% of Eurocom Holdings Ltd., an Israeli holding company that holds a controlling interest 50.33% in Eurocom Communications Ltd. (Mr. Shaul Elovitch holds an additional 0.67% interest in Eurocom Communications). Eurocom Communications, an Israeli company, owns a 100% interest in Euronet Communication Ltd., an Israeli company that directly owns 12,683,135 of our ordinary shares. Due to their ownership of Eurocom Holdings and their positions as directors of Eurocom Holdings and Eurocom Communications, they may be deemed to beneficially own the ordinary shares directly held by Euronet Communications. Messrs. Shaul Elovitch and Yossef Elovitch disclaim beneficial ownership of such ordinary shares.

CHAPTER 5:    THE PUBLIC OFFERING

5.1.	The securities to be offered

5.1.1.
220,000,000 registered debentures (series A) of NIS 1 par value each, repayable in 8 equal annual installments on April 1st of each of the years 2208 to 2015, bearing annual interest at a rate to be determined in the Tender, which shall not exceed 5% and not be less than 4%. Principal and interest shall be linked to the consumer price index published in respect of February 2005. Interest on the debentures (series A) will be paid in annual installments on April 1st of each of the years 2006 to 2015.

The debentures (series A) are convertible into ordinary shares on any trading day commencing on the date of their registration on the TASE, until March 16, 2005 (inclusive), with the exception of March 17th to April 1st of each of the years 2008 to 2014, so that by March 31st 2008, every NIS 40 par value of debentures (series A) not repaid can be converted to one ordinary share of NIS 0.01 par value of the Company, and from April 1st 2008 every NIS 50 par value of debentures (series A) not repaid can be converted to one ordinary share of NIS 0.01 par value of the Company (subject to adjustments as set out in Section 9.14 below). For debentures (series A) not converted by March 16th 2015, no right will be granted to their holders to convert them to shares of the Company.

5.1.2.
1,500,000 registered warrants (series 1) exercisable into ordinary shares of the Company on any trading day commencing June 1st 2005 until August 15th 2005. Each warrant (series 1) can be converted into one ordinary share of NIS 1 par value of the Company against payment in cash of an exercise price of NIS 32 (subject to adjustments as set out in Section 10.11 of the Prospectus). A warrant (series 1) that has not been exercised by August 15th 2005 will expire and be void, and shall not grant its holder any right in respect to the Company.

5.1.3.
2,500,000 registered warrants (series 2) exercisable into ordinary shares of the Company on any trading day commencing June 1st 2005 until August 15th 2007, except from the 12th to the 16th of each month. Each warrant (series 2) can be converted into one ordinary share of NIS 0.01 par value of the Company against payment in cash of an exercise price of NIS 40 linked to the consumer price index published in respect of February 2005 (subject to adjustments as set out in Section 10.11 of the Prospectus). A warrant (series 2) that has not been exercised by August 15th 2007 will expire and will be void, and shall not grant its holder any right in respect to the Company.

5.2.	The principal rights conferred by the securities offered to the public

The terms of the debentures (series A) payable and convertible into ordinary shares of NIS 0.01 par value of the Company are described in Chapter 9 hereinafter.

The terms of the warrants (series 1) and the warrants (series 2) are described in Chapter 10 hereinafter.

Concerning the rights associated with the shares of the Company, see Chapter 12 hereinafter.

5.3.	Details of the public offering

220,000,000 debentures (series A) together with 1,500,000 warrants (series 1) and 2,500,000 warrants (series 2) are being offered to the public in 100,000 units (hereinafter "the Units") by way of a Tender on the interest rate in respect of the debentures (series A). The interest in respect of the debentures (series A) shall not exceed 5% (hereinafter - "the Maximum Interest Rate") and shall not be less than 4% (hereinafter - "the Minimum Interest Rate").

The composition of a Unit is as follows:

2,200 debentures (series A)	NIS 2,200
15 warrants (series 1)	Free of charge
25 warrants (series 2)	Free of charge
Total Unit price	NIS 2,200

The Tender will be held on April 7, 2005.

5.3.1.	Provisions relating to the Tender

5.3.1.1.	List of subscriptions

The list of subscriptions for the Units offered to the public will open on April 7, 2005 at 08:30 (hereinafter - "the Date of the Tender ") and will close on the same day at 15:00 (hereinafter: "the Subscription List Closing Time").

5.3.1.2.	Applying to purchase Units

Applications to purchase the Units offered to the public in the Tender shall be submitted to the Company on forms that can be obtained from members of the TASE through the Offering Coordinator, Poalim I.B.I. Underwriting & Issuances Ltd. (hereinafter - "the Offering Coordinator") or from any bank branch or other members of the TASE (hereinafter - "the Official Application recipients"), no later than at 15:00 on the Date of the Tender. The Company will not accept any application reaching the Official Application Recipients after 15:00 on the Date of the Tender: it will be considered not to have been submitted.

Applications shall be submitted in closed envelopes to the Offering Coordinator by the Official Application Recipients no later than at 16:30 on the Date of the Tender. The Offering Coordinator shall put them (including applications submitted through the Offering Coordinator) in a closed box by 16:30 as aforesaid. The Company will not accept any application arriving to the Offering Coordinator after 16:30 on the Date of the Tender. It will be considered not to have been submitted.

The applications will be submitted on the following terms:

(1)
In the application the applicant will state the number of Units he wishes to purchase and the interest rate he proposes, which shall not exceed the Maximum Interest Rate and shall not be less than the Minimum Interest Rate. An application in which the proposed interest rate is higher than the Maximum Interest rate will not be accepted. An application in which the proposed interest rate is less than the Minimum Interest Rate will be deemed to have been submitted at the Minimum Interest Rate.

(2)
Applications will be for whole Units only, and cannot be for less than one Unit. Any application which is not a whole Unit shall be rounded down to the nearest whole Unit, and the fraction of a Unit will be included in the application will be deemed not included therein from the outset. Any application stating a number of Units that is less than one shall not be accepted.

(3)	Each applicant may submit up to three applications in the Tender at different interest rates.

(4)
The interest rates proposed in the Tender shall be stated at intervals of 0.1% or multiples of that rate, hence the first rate at which Units can be ordered above the Minimum Interest Rate is 4.1%. Thereafter Units can be ordered at 4.2%, 4.3%, 4.4% and so on up to 5% interest, which is the Maximum Interest Rate. A proposal not cited in intervals of 0.1% shall be rounded down to the nearest interval.

(5)
No single applicant may order more than 25% of the total number of Units offered, i.e. 25,000 Units, in all the applications submitted - up to three as aforesaid. If an applicant applies for more than 25% of the total Units offered, the total applications shall be deemed as being for 25,000 Units only (hereinafter - "the Maximum Number of Units"), as follows:

(a)	First the Units stated in the application at the lowest interest rate per Unit shall be taken into account, up to the Maximum Number of Units (hereinafter - "the First Application");

(b)	If the number of Units stated in the First Application is less than the maximum Number of Units, additional Units from the application stating the lowest interest rate per Unit from among the remaining applications will be taken into account (hereinafter - "the Second Application"), up to 25,000 Units, cumulative.

(c)	If the number of Units stated in the First Application and the Second Application is less than the Maximum Number of Units, additional Units from the third, remaining, application will be taken into account, up to the Maximum Number of Units, cumulative.

(6)
The applications to purchase are irrevocable. Every applicant shall be considered to have undertaken to accept the securities that will be allotted as a result of complete or partial response to his application, in accordance with the terms of this Prospectus, and to have undertaken to pay through the Offering Coordinator the full price, in accordance with the terms of this Prospectus, of the Units to be allotted to him in response to his application.

(7)
The Official Application Recipients are responsible and obligated towards the Company, towards the Offering Coordinator and towards the Underwriters, as the case may be, for full payment of the consideration payable to the Company under the terms of the Prospectus in respect of applications submitted through them and which are accepted, in whole or in part.

(8)
"Applicant" in this Prospectus - together with a relative residing with him, encompasses an institutional investor with which the Company has made an agreement to purchase Units under this Prospectus, as provided in Section 5.10 below.

(9)	Parties related to the Company may not apply to purchase the Units offered to the public in the Tender.

5.3.2.	Setting the price of the offering in the Tender and allotments to the applicants

All the Units for which applications to purchase are accepted will be issued at a uniform Unit price, to be determined as follows:

5.3.2.1.
All the Units offered to the public for which applications are accepted, shall be issued to their applicants at a uniform interest rate (hereinafter - "the Uniform Interest Rate"). The Uniform Interest Rate will be determined by Tender in the following manner:

If the total number of Units stated in the applications accepted in the Tender, including the Units in applications received from institutional investors, is less than the total number of Units offered to the public pursuant to this Prospectus, then all the applications will be accepted in full, subject to minimum distribution as described in Section 5.5.2.1 below. In this case, the Uniform Interest Rate will be the Maximum Interest Rate and the balance of the Units not purchased in the Tender, net of the Units for which prior undertakings to purchase are received from institutional investors, will be purchased by the Underwriters at the Maximum Interest Rate.

5.3.2.2.
If the total number of Units stated in the applications accepted in the Tender, including the Units included in purchase applications received from institutional investors, is equal to or more than the total number of Units offered to the public under this Prospectus, all the offered Units will be issued at the Uniform Interest Rate, which will be the lowest interest rate at which and/or a lower interest rate, applications were submitted in the Tender to purchase all the Units offered, and the allotment of the Units offered in the Tender will be effected as follows:

(1)	Applications stating an interest rate that is higher than the Uniform Interest Rate - will not be accepted.

(2)	Applications stating an interest rate that is lower than the Uniform Interest Rate - will be accepted in full.

(3)	Applications stating a Unit price equal to the Uniform Interest Rate will be accepted proportionally, so that each applicant will receive, out of the Units remaining for distribution, if any remain, after the allotment in respect of applications stating an interest rate lower than the Uniform Interest Rate and net of the part of the institutional investors as provided in Section 5.10 below, a part equal to the ratio of the number of Units he ordered in the application in which he stated the Uniform Interest Rate, to the total number of Units in all the applications stating the Uniform Interest Rate, net of the Units which were allotted to institutional investors.

(4)	Notwithstanding the aforesaid, if allotment of the Units as described above means that minimum distribution of the debentures (series A) will not be achieved, as set forth in Section 5.5.2.1 below, then allotment of the Units will be effected as described in sub-sections (1) - (3) above but the Units to the institutional investors who submitted applications at the Uniform Interest Rate shall be allotted in the same manner as the allotment to the public.

(5)	Notwithstanding the provisions of sub-section (4) above, should it transpire after processing and arriving at the results as aforesaid, that minimum distribution of the debentures (series 1) set forth in Section 5.5.2.1 below is not achieved, the Company will allot to every applicant at the Uniform Interest Rate, including the institutional investors and those who ordered at an interest rate lower than the Uniform Interest Rate, a proportional part of his order equal to the product of the total units offered to the public at the ratio of the number of Units he ordered to the total number of Units order by applicants, including institutional investors, at the Uniform Interest Rate as aforesaid and/or at a lower interest rate. Applications ordering at an interest rate higher than the Uniform Interest Rate will not be accepted.

(6)	Notwithstanding the aforesaid, if the allotment as provided in sub-section (5) also does not achieve minimum distribution of the debentures (series A) as provided in Section 5.5.2.1 below, then the distribution of the Units will be effected as follows:

A new allotment will be made, including to the institutional investors, for determining a new Uniform Interest Rate that shall not be less than the Minimum Interest Rate and that shall be the lowest interest rate at which all the securities offered under this Prospectus can be allotted in a way that will achieve minimum distribution of the debentures (series A) as set forth in Section 5.5.2.1 below, provided that the number of Units allotted to an applicant will not be more than ordered or at a lower interest rate that stated in the application ("the new Uniform Interest Rate").

The allotment at the New Uniform Interest Rate will be effected as provided in sub-section (5) above, where the "New Uniform Interest Rate" will serve, for this matter, as the "Uniform Interest Rate". Applications that proposed an interest rate higher than the New Uniform Interest Rate will not be accepted.

(7)	If after re-processing the results as described in sub-section (6) above, minimum distribution of the debentures (series A) offered under this Prospectus as set forth in Section 5.5.2.1 below is not achieved, the offered securities will not be registered for trading. In this case, the offered securities will not be allotted to the public, the consideration will not be collected from the applicants and the offering pursuant to this Prospectus will be cancelled.

(8)	In any case where the implementation of any of the allotment methods described above necessitates the allotment of fractions of Units, adjustment will be made in the manner of allotment so that the number of Units allotted to each applicant will be rounded to the nearest whole number. The balance that is created as a result of this rounding will be allotted to the Offering Coordinator at the Uniform Interest Rate or the New Uniform Interest Rate, as the case may be.

(9)	In the event of over-subscription, the Company may determine how fractions will be treated by purchase of the remainder by the Offering Coordinator, so as to remain with the smallest possible number of fractions.

5.3.3.	Special account

5.3.3.1.
A short time prior to the Date of the Tender, the Offering Coordinator will open a special interest-bearing trust in the name of the Company, at its own company or at another banking corporation ("the Special Account"). The Special Account will be managed by the Offering Coordinator in the name of and on behalf of the Company, in accordance with the Securities Law, 5728-1968.

5.3.3.2.
The monies received in respect of the Units for which purchase applications were accepted in whole or in part and for which the purchase applications were submitted by means of the Official Application Recipients, will be transferred to the Special Account, in accordance with the provisions of the Prospectus.

5.3.3.3.
On the first trading day after the Date of the Tender, the Official Application Recipients through whom the submitted applications were accepted in whole or in part will deposit in the Special Account, by 12:30, the full consideration payable from them for the Units for which applications were accepted as provided in Section 5.3.2 above.

5.3.3.4.
After the subscription list for the securities offered under this Prospectus in the Tender is closed, if it transpires that all the Units offered by the Company in the Tender have been purchased and the minimum distribution requirements as set forth in Section 5.5.2.1 below have been met, the Offering Coordinator will transfer to the Company, no later than the end of the second trading day after the Date of the Tender, after receipt of the letters of allotment referred to in Section 5.4 below, all the amounts received in the Special Account plus the yields on the investment accrued in respect thereof, if accrued, and net of the amounts payable under the underwriting agreement, which will be paid to the parties entitled to them under the underwriting agreement.

5.3.3.5.
If it transpires that the minimum distribution requirements for the debentures (series A) as provided in Section 5.5.2.1 below have not been met, then the offering under this Prospectus will be cancelled, the offered securities will not be registered for trade and the consideration will not be collected from the applicants.

5.3.4.	The Tender process

Applications for the Tender shall be delivered to the Offering Coordinator by the Official Application Recipients by 16:30 on the Date of the Tender, in closed envelopes, which shall remain closed until the deadline for receipt of applications. The Offering Coordinator will put them in a closed box together with the applications that it received directly.

After 16:30 on the Date of the Tender, the closed box will be opened and the envelopes will be opened in the presence of the Company's auditor, who will oversee the proper implementation of the Tender proceedings, and the results of the Tender will be collated and processed.

5.3.5.	The results of the Tender

5.3.5.1.
By 10:00 on the first trading day after the Date of the Tender, the Offering Coordinator will deliver, through the Official Application Recipients who submitted applications in the Tender, notices to the applicants whose applications were accepted in whole or in part. The notice shall state the interest rate determined in the Tender, the number of Units to be allotted to the applicant and the consideration owed for the Units. Upon receipt of the notice, by 12:30 on the same day, the applicants will transfer the full consideration payable by them in respect of the Units for which they submitted their order to the Offering Coordinator, through the Official Application Recipients.

5.3.5.2.
On the first trading day after the Date of the Tender the Company will advise the Tel Aviv Stock Exchange, in an immediate report, of the results of the Tender, and within two additional trading days thereafter, notice thereof will be published in two daily newspapers of wide circulation published in Hebrew in Israel.

5.3.5.3.
No later than on the second trading day after the Date of the Tender, subject to fulfillment of the terms of the minimum distribution enabling the securities to be listed on the TASE as provided in Section 5.5.2.1 below, and after the Offering Coordinator has received for the Nominees Company of Bank Hapoalim B.M. ("the Nominees Company") letters of allotment in respect of the securities purchased by the public, the Offering Coordinator will pay the Underwriters, from the Special Account, the amounts due to them according to the underwriting agreement, as set forth in Chapter 17 below, subject to fulfillment of their undertakings pursuant to the underwriting agreement.

5.4.	Letters of allotment

If an application is accepted, the Company will allot the securities for which the application was accepted and for which the consideration has been paid in full to the Nominees Company. Letters of allotment in respect of these securities will be sent to the Nominees Company no later than the second trading day after the Date of the Tender, provided that the allotment is not made before the Offering Coordinator has ascertained that the minimum distribution requirements as provided in Section 5.5.2.1 below have been met.

The letters of allotment can be transferred, split or waived in favor of others, subject to filling out a deed of transfer or split or waiver and its delivery, together with the letter of allotment, to the Company and subject to payment by the applicant of the expenses, taxes and levies involved therein, including stamp tax and other levies, if any.

Written on the letter of allotment of the warrants will be that they and the shares underlying their exercise are not registered in accordance with the U.S. Securities Act and that a warrant cannot be exercised by or for "U.S. Persons" unless they are registered in accordance with the U.S. Securities Act or unless an exemption from the registration requirements of the U.S. Securities Act exists. The letter of allotment will also note that upon submitting the application to exercise the warrants, each applicant will declare, in writing, that he is not a U.S. person and that he is not exercising the options for a U.S. person. On this matter, see page 1 of the Prospectus.

5.5.	Listing on the TASE

5.5.1.
All the debentures (series A) and the shares underlying conversion of the debentures (series A), the warrants (series 1) and the warrants (series 2) and the shares underlying exercise of the warrants, are to be registered on the TASE, and this has been approved by the TASE. Within three business days of the Date of the Tender, the Company will contact the TASE to request the registration of the above securities for trading.

5.5.2.	Registration of the securities on the TASE is contingent upon minimum distribution of the debentures (series A), as this term is defined in the TASE Guidelines, as set forth in Section 5.2.2.1 below.

5.5.2.1.	According to the TASE Guidelines, minimum distribution is achieved upon fulfillment of the following conditions:

Type of security	Minimum number of holders	Minimum holding value per holder
Debentures (series A)	100	NIS 16,000

"Holder" is defined as a single holder, the value of whose holdings exceeds the value of the minimum holding per holder as set out above, or a holder together with others whose joint holdings exceed the value of the minimum holding per holder as aforesaid.

5.5.2.2.
If when the Tender results are final it becomes apparent that the terms of Section 5.5.2.1 above have not been met, then the Offering will be cancelled. In such event the Company shall give notice thereof in an immediate report to the Securities Authority, and will publish notice of the cancellation of the offering the following day in two daily newspapers of wide circulation in Israel in Hebrew.

5.6.	No arrangements not written in the Prospectus may be made

5.6.1.
By signing this Prospectus, the Company, the directors and the Underwriters undertake to refrain from making arrangements which are not written in the Prospectus in connection with the offer of securities or their distribution to the public, and undertake to refrain from extending any right to the buyers of the securities under this Prospectus to sell the securities they purchased except as set out in the Prospectus.

5.6.2.
By signing this Prospectus, the Company, the directors and the Underwriters undertake to notify the Securities Authority of any arrangement known to them with any third party that contradicts the undertaking described in Section 5.6.1. above.

5.6.3.
By signing this Prospectus, the Company, the directors and the Underwriters undertake to refrain from entering into an agreement with any third party which, to the best of their knowledge, has made arrangements contravening the provision of Section 5.6.1 above.

5.6.4.
On the date of publication of this Prospectus, the Company submitted to the Securities Authority an undertaking signed by the interested parties in the Company by virtue of their holdings, whereunder said interested parties have undertaken to act as provided in Sections 5.6.1 to 5.6.3 above.

5.6.5.
The Company, the directors and the Underwriters will not accept orders for securities from this offering from a distributor who does not undertake, in writing, to act in accordance with the provisions of this Section 5.6. The Company and the Underwriters will submit to the Securities Authority copies of the letters of undertaking from the Official Application Recipients as aforesaid.

5.7.	No dilution of equity

In the period commencing on the date of publication of the Prospectus and until the allotment of the securities under this Prospectus, the Company will not take any action which constitutes dilution of equity as defined in the Securities Regulations (Details of the prospectus, its structure and form), 5729-1969.

5.8.	Debentures (series A) certificates and letters of allotment for the warrants

The certificates in respect of the debentures (series A) offered under this Prospectus will be ready for delivery to those entitled to them at the registered office of the Company, no later than at the end of three months from the date of the listing of the securities of the Company on the TASE, and they will be delivered against the return of the letters of allotment to the Company.

The Company will not issue warrant certificates. Possession of warrants shall be by means of allotment letters.

5.9.	Taxation on the securities

5.9.1.	Capital gain tax from selling the securities offered in this Prospectus (hereinafter - "Securities Offered in the Prospectus").

Real capital gain from the sale of securities traded on the TASE, including Securities Offered in the Prospectus, by any individual or group for whom the income from the sale of the securities is not interest from a business, and to whom the provisions of Section 6 of the Adjustments for Inflation Law (hereinafter - "the Adjustments Law") or the provisions of Section 130A of the Income Tax Ordinance (New Version), 5721-1961 (hereinafter - "the Income Tax Ordinance" or "the Ordinance") do not apply, shall be liable for 15% tax, provided that the holder of the securities has not claimed interest and linkage differential expenses for the securities and the sale of the securities was not made to a relative, as defined in Section 105K of the Income Tax Ordinance.

A taxpayer to whom Section 6 of the Adjustments Law or the provisions of Section 130A of the Income Tax Ordinance do not apply in determining income, and whose income does not constitute income from a business, but who sold to a relative and/or who claimed deduction of financing expenses for Securities Offered in the Prospectus, will be liable for 25% tax on his real capital gain.

A group of persons exempt from tax pursuant to Section 9(2), including provident funds, of the Income Tax Ordinance, will be exempt from tax in respect of the real capital gain from sale of Securities Offered in the Prospectus.

An exempt mutual fund will be fully exempt from on capital gains generated from the sale of Securities Offered in the Prospectus.

As a rule, the tax that would be applicable to such profits or income if received by an individual whose income does not originate from a business or from his profession, will apply to the income of a taxable mutual fund.

A foreign resident, as defined in the Ordinance and its Regulations (hereinafter - "Foreign Resident") is exempt from tax on capital gains in the sale of securities traded on the TASE, if the capital gain does not originate from permanent work in Israel.

A Foreign Resident group of persons will not be entitled to this exemption if residents of Israel are the controlling interest in it or are entitled to 25% or more of the income or profits of a Foreign Resident, directly or indirectly.

For the purpose of computing the capital gain from the sale of a share, the source of which is a warrant (series 1 and series 2) that was converted to a share, the original price of the warrant will be considered "the original price" and the exercise addition paid for the exercise to a share will be considered "enhancement expenses" (as defined in Section 88 of the Income Tax Ordinance) and the date of purchase of the options warrant will be considered the "date of purchase" of the shares.

In the event of conversion of the debentures to shares, the original price of the debentures will be seen as the original price and the payment made for its conversion to a share will be seen as the enhancement expenses.

Until the end of 2006, 15% of the amount of capital loss caused by selling the offered securities, if any, by an individual or a group of persons to which the provisions of Section 6 of the Adjustments Law or the provisions of Section 130A of the Ordinance do not apply in determining their income and of which the income from sale of the securities does not constitute income from a business, can be offset against the tax applicable to real gains from securities (as defined in Section 105K of the Ordinance) which are not foreign securities and from special transactions in mutual funds that are traded on the Stock Exchange in Israel.

Starting in the 2007 tax year, taxpayers may offset the loss from sale of the offered securities as aforesaid, against the tax applicable to capital gains from the sale of securities, futures transactions and units in mutual funds - whether traded on the stock exchange in Israel or traded outside Israel, and may offset the loss against the tax applicable to interest income and dividend arising from the securities as aforesaid.

As noted, the aforementioned reduced tax rates will not apply to taxpayers whose income from the sale of securities constitutes income from a "business" pursuant to the provisions of Section 2(1) of the Income Tax Ordinance, or to taxpayers to whom the computation of their taxable income the provisions of the Income Tax Regulations (Rules concerning the management of books of account of companies in overseas investments and of certain partnerships, and determination of their taxable income), 5744-1984 (hereinafter - "the Dollar Regulations") apply.

With respect to companies to which the provisions of Chapter B of the Adjustments Law or the Dollar Regulations apply in determining their taxable income, capital gains from the sale of the securities offered under this Prospectus will be taxed at the rate applicable to companies, in accordance with the provisions laid down in Section 126 of the Income Tax Ordinance (2005 - 34%, 2006 - 32%, 2007 - 30%). With respect to individuals to whom the provisions of Chapter B of the Adjustments Law apply, or whose income is income from a business - the capital gain will be taxed according to brackets in accordance with Section 121 of the Ordinance (today - up to 49%).

Under the provisions of Section 6 of the Adjustments Law, a real loss from the sale of traded securities will be offset against a real capital gain from traded securities only. Nevertheless, for a financial institution as defined in Section 22 of the Adjustments Law, whose income from the sale of securities would have been income from a business according to the Income Tax Ordinance if not for that section, the real loss from the sale of the securities will be deemed to be loss from a business.

5.9.1.1.	Taxation of income from a dividend on shares originating from the conversion of debentures or options

The tax on a dividend originating from the offered securities will be 25% for an individual resident of Israel, 0% for a company residing in Israel, and 25% for a foreign resident, or in accordance with the provisions of a treaty preventing double taxation between the State of Israel and the country of residence of that Foreign Resident (subject to receipt of approval from the tax authorities).

A group of persons including provident funds that is exempt from tax under Section 9(2) of the Income Tax Ordinance, will be exempt from tax for the dividend.

An exempt mutual fund will be exempt from tax on dividends it receives from a shareholding.

As a rule, the tax that would be applicable to such profits or income if they were received by an individual whose income is not income from a business or from his profession, will apply to the income of a taxable mutual fund.

Notwithstanding the above, tax on a dividend originating from an approved enterprise sharing income, as defined in the Capital Investment Encouragement Law, will be 15% for an individual, a company resident of Israel, a taxable mutual fund and a Foreign Resident (subject to the tax treaty referred to above). A mixed mutual find and a mutual fund will be exempt from tax on dividends originating from the income of an approved enterprise.

5.9.2.	Taxation of income from interest and debenture discount fees

5.9.2.1.	Taxation of interest income from debentures (series A)

Income from interest, including discount fees, paid on debentures (series A) offered under the Prospectus, to an individual, will be taxed at 15%, provided that the individual is not the controlling interest in the company paying the interest, that the individual does not claim interest expenses and linkage differentials in respect of the debentures and provided that the interest income of the individual is not classified as income from a business according to Section 2(1) of the Income Tax Ordinance, is not recorded in his books, and is not required to be so recorded. In any case where one of the above conditions does not obtain, Section 125(c)A of the Income Tax Ordinance provides that the interest income and discount fees will be taxed at the rates set in Section 121 of the Income Tax Ordinance and that such income will be sees as the highest level on the scale of the individual's taxable income.

A taxable mutual fund will be liable for 15% tax on interest income and discount fees originating from the debentures.

A mixed mutual fund and an exempt mutual fund, as well as entities to which the provisions of Section 9(2) of the Income Tax Ordinance apply, will be exempt from tax on interest income and discount fees, the source of which is the debentures, subject to the provisions of Section 3(h) of the Income Tax Ordinance.

Corporate tax (34% in 2005, 32% in 2006 and 30% in 2007 onwards) will be imposed on interest income and discount fees generated by a group of persons.

For a Foreign Resident who is not entitled to the reduced tax rates applicable to the interest income as aforesaid, interest income will be taxed in Israel at 25%.

An individual or group of persons who are Foreign Residents might be eligible for lower tax than the rates described above, by virtue of a treaty for the prevention of double taxation signed between the State of Israel and his/its country of residence (subject to receipt of approval from the tax authorities in Israel).

When redeeming a debenture that includes payment of discount fees, as determined on the date of issue of the debentures, the discount fees will be deemed interest income received by the holder of the debenture on the date of redemption.

However, pursuant to Article 3 of the Income Tax Regulations (Calculation of capital gain in the sale of a security traded on the stock exchange or a unit in a mutual fund), 5763-2002, redemption of a debenture, state loan or short-term loan (in this Article - the Debentures) in which discount fees are also paid, the consideration plus the discount fees will be deemed to be consideration of the redemption if all of these exist:

(1)	The capital gain from selling the Debenture is not exempt from tax at the date of the redemption on which the capital loss was generated

(2)	The redemption is not by a controlling interest or by whoever has held the Debenture since the date of its allotment or issue

(3)	Discount fees seen as consideration according to the provisions of the aforementioned Article 3 will not be deemed to be income originating from interest, provided that it does not exceed the capital loss.

The Company intends to book the consideration from the offering in its balance sheet under securities offered according to their relative value, which will be determined according to the average value of each of the offered securities in the first three days of trading, and the Company will notify the TASE on the fourth day of trading of the discount rate. The discount generated in respect of the debentures offered under this Prospectus, which is required in order to determine the discount on the date of the offering as aforesaid, will be determined according to the difference between the liability value of the debentures and the portion of the proceeds from the offering that is attributed to the securities, as aforesaid.

5.9.2.2.	Withholdings

(1)	Interest and discount fees

Article 5 of the Income Tax Regulations (Deduction from interest), 5763-2002 (hereinafter - "the Withholding from Interest Regulations"), provide that an obligor who pays interest to an individual who does not hold control, including discount fees, on debentures traded on the Stock Exchange in Israel, will withhold 15% tax from the payment, and that an obligor who pays interest to an individual who has control as aforesaid, will withhold 50% tax from the payment.

Article 6 of the Withholding from Interest Regulations provides that an obligor who pays interest to a group of persons that is not a Foreign Resident will withhold 35% tax from the payment.

Article 8 of the Withholding from Interest Regulations provides that an obligor who pays interest to a Foreign Resident who is not an individual, will withhold 25% tax from the payment.

(2)	Capital gain

Article 2 of the Income Tax Regulations (Withholding from proceeds, from payment or from capital gain from the sale of a security or from a futures transaction), 5763-2002 (hereinafter - "the Withholding from Capital Gain Regulations"), provides that an obligor who pays the seller consideration when selling securities will withhold 15% of the real capital gain.

Article 5 of the Withholding from Capital Gain Regulations provides that the provisions of Article 2 will not apply to an obligor which is a financial institution, that is paying consideration based on tax-exempt capital gains, if the Foreign Resident submitted to the financial institution, within 14 days from the date of opening the account and once every three years, if he or his legal representative was in Israel, a Form 2402 declaration of being a Foreign Resident.

The Withholding from Interest Regulations and the Withholding from Capital gain Regulations provide that tax will not be withheld from interest income and capital gain for various entities that are listed in the Addendum to the Interest Regulations, such as provident funds and mutual funds.

The above on taxing does not constitute an opinion. It is a general and incomplete review of the legal situation on the date of the Prospectus. Naturally, the information above does not purport to be professional and authoritative advice, and every buyer of securities under the Prospectus is advised consult with a tax adviser.

5.10.	Institutional investors

5.10.1.
From the Units offered to the public and subject to the following provisions, 80,000 Units (80% of the Units) are being offered to the institutional investors listed in the table in Section 5.10.13 below (in this section: "the Institutional Investors"), under a prior commitment made to the Institutional Investors (hereinafter - "the Prior Commitment"). The Prior Commitments to Institutional Investors prior to publication of this Prospectus, and their acceptance, complied with the principles laid down in Section 3C of TASE Guidelines, Chapter C.

An "Institutional Investor", by the TASE Guidelines, is whoever undertakes to purchase at least NIS 800,000 worth of securities in an offering to the public, provided that it is among the entities listed in the Addendum as referred to in Section 14(a)(b)(1) of the Securities Law, 5728-1968 or is a corporation, as provided in Section 15(a)(b)(2) of that Law.

5.10.2.
Each Institutional Investor undertook, as part of the Prior Commitment, to submit in the Tender, through the Offering Coordinator, applications to purchase Units in quantities and at interest rates that will not exceed those appearing in the table in Section 5.10.13 below, and to pay the consideration in respect of purchase of the Units.

5.10.3.
Applications of the Institutional Investors will be submitted as part of the Tender through the Offering Coordinator, and will be considered as applications submitted by the public for determining the interest rate and for allotment of the Units, subject to the provisions of Section 5.10.7 below.

5.10.4.	The allotment to the Institutional Investors will be at the Uniform Interest Rate to be determined in the Tender.

5.10.5.
The Institution Investors will transfer the full consideration payable by them to the Offering Coordinator through the Official Application Recipients, on the first trading day after the Date of the Tender, by 12:30, and the Offering Coordinator will deposit that consideration in the Special Account.

5.10.6.
The Institutional Investors will be entitled to commissions in exchange for the Prior Commitment, amounting to 1.25% of the total immediate proceeds from the Units that will be allotted to the institutional Investors, computed at the Unit price, and to a distribution commission of 0.1% of the immediate proceeds actually received in respect of all the Units for which orders were included in the Prior Commitment of the Institutional Investors and were accepted by the Company.

The commissions will be divided among the Institutional Investors pro rata to the number of Units to the Institutional Investors that were actually purchased by each Institutional Investor.

5.10.7.	The following provisions will apply to the allotment of the Units to the Institutional Investors:

Under the TASE Guidelines, in the event of over-subscription (for this purpose, "over-subscription" means - the ratio of the number of Units ordered at the Uniform Interest Rate to be determined in the Tender to the number of Units offered to the public (after deduction of the number of Units ordered at an interest rate lower than the Uniform Interest Rate to be determined in the Tender), allotment to the institutional Investors will be as follows:

(1)	Where the over-subscription is up to five times, 100% of the quantity it undertook to purchase will be allotted to each Institutional Investor.

(2)	Where the over-subscription is more than five times, about 50% of the quantity it undertook to purchase will be allotted to each Institutional Investor.

(3)	If the quantity of securities remaining for distribution is insufficient for allotment as aforesaid in sub-sections (1) and (2) above, then the quantity that will be allotted to an Institutional Investor will be on the basis of a proportion equal to the applications of the institutional Investors.

5.10.8.
If there is no over-subscription, the applications of the Institutional Investors in the Tender will be deemed to be applications made by the public for the purpose of distribution of securities to the applicants.

5.10.9.
Notwithstanding the aforesaid, if according to the allotment provided in Sections 5.3.2.2 (1) - (3) above, minimum distribution is not attained as required in the TASE Guidelines, then the offered Units will be allotted proportionally, as provided in Sections 5.3.2.2 (4) - (6).

5.10.10.
The Institutional Investors may order additional Units as part of the offering to the public, and in this case all the provisions applicable to orders of the rest of the public will apply to them and they will not be entitled to any commission in respect of the additional Units they order. The Institutional Investors may lower the interest rate stated in their Prior Commitments.

5.10.11.
The institutional Investors may sell the securities included in the Units allotted to them, commencing on the date of their registration on the stock exchange: lock-up provisions will not apply to them.

5.10.12.	The Units offered to the Institutional Investors constitute 80% of all the Units offered to the public in this offering.

5.10.13.
Hereunder is the list of the Institutional Investors that have entered into a Prior Commitment as aforesaid, and the number of Units they have undertaken to purchase as part of the Prior Commitment, at an interest rate not exceeding the interest rate appearing in the table:

Name of Institutional Investor	Number of Units it has undertaken to purchase	Interest rate
Yuvalim - Study Fund*	262	4.00%
Yuvalim - Fund Disease*	262	4.00%
Haal - Pension Fund *	262	4.00%
Yuvalim - Pension Fund *	842	4.00%
Providents and Funds of the Histadrut Labor Federation*	1,685	4.00%
Apex Study Fund*	492	4.00%
Apex Provident & Payments Fund*	191	4.00%
Apex Provident Fund*	158	4.00%
Apex Flexible*	136	4.00%
Apex Foreign Equity*	136	4.00%
Apex CPIlinked*	272	4.00%
Apex Yield*	272	4.00%
Revavot Underwriting Ltd.	68	4.00%
DS Provident Fund*	680	4.00%
Y.A.Z. Investments & Assets Ltd.	374	4.00%
I.B.I. Guy	68	4.00%
P.K.N (L) Corporate Bonds	243	4.00%
P.K.N (M) 30-70	94	4.00%
P.K.N (M) Convertible and Corporate Bonds	94	4.00%
P.K.N (M) 20-80	94	4.00%
Hahsharat Hayesov Hevra Lebitoah Ltd. - Nostro	213	4.00%
Hahsharat Hayesov Hevra Lebitoah Ltd. - Mishtatfot	213	4.00%
Meitav Yeter - Bond	68	4.00%
D.I.M. Nihol Sikonim Ltd.	589	4.00%
Artrade Financial Engineering Ltd.	4,677	4.00%
Emda Option LMakam	935	4.00%
Emda Agach + Strategies	1,871	4.00%
Synergetica Ltd.	4,677	4.00%
Migdal Alumim Agach Companies	380	4.00%
Migdal Alumim Solidi	84	4.00%
D.B.M Potential	75	4.00%
Migdal Bond & Equity	187	4.00%
Migdal Bond & Equity 2	206	4.00%
Migdal Dollar	68	4.00%
Migdal Ksafim	68	4.00%
Migdal Gemel Platinum	69	4.00%

Name of Institutional Investor	Number of Units it has undertaken to purchase	Interest rate
Shibolet Providence Fund	86	4.00%
Yaniv Provident Fund	86	4.00%
Lahak Agach Companies	505	4.00%
Altshuler Shaham Underwriting Ltd.	4,677	4.00%
Altshuler Shaham Provident Fund Management Ltd.	4,677	4.00%
Altshuler Shaham Ltd.	4,677	4.00%
Altshuler Shaham Mutual Fund Management Ltd.	4,677	4.00%
Altshuler Shaham Paragon	449	4.00%
Altshuler Shaham Central Provident Fund	449	4.00%
Altshuler Shaham Yahalom	2,900	4.00%
Altshuler Shaham Study Funds	1,272	4.00%
Tsuot Sofa	4,677	4.00%
Tsuot Chen	4,677	4.00%
Tsuot Shkalim	4,677	4.00%
Tefahot Gemel Provident Fund Ltd.	331	4.00%
Tefahot Hishtalmut Ltd.	122	4.00%
Partnership Isramco Negev 2 Limited	168	4.00%
Analyst Convertibles - Mutual Fund	748	4.00%
Analyst Composite Bonds - Mutual Fund	187	4.00%
Analyst Corporate Bonds - Mutual Fund	374	4.00%
Analyst Diversified - Mutual Fund	1,497	4.00%
Analyst Properties - Mutual Fund	281	4.00%
Analyst Investments - Mutual Fund	374	4.00%
Analyst Select General Securities B' Fund	561	4.00%
Analyst Select General Securities B' Training Fund	112	4.00%
Analyst Provident Funds Ltd.	1,871	4.00%
Pia (M) Dynamic Best Invest Mutual Fund	187	4.00%
Pia (M) Conversion and Corporate Mutual Fund	505	4.00%
Pia 80/20 Mutual Fund	430	4.00%
Pia (M) Corporate Bonds Mutual Fund	673	4.00%
Pia (M) Solid Best Invest Mutual Fund	253	4.00%

Name of Institutional Investor	Number of Units it has undertaken to purchase	Interest rate
Pia (M) Dynamic CPI Mutual Fund	168	4.00%
Pia (L) Convertible Bonds 50 Mutual Fund	337	4.00%
Bank of Jerusalem Ltd.	243	4.00%
Rosario Capital Ltd.	2,713	4.00%
Leumi Nostro	861	4.00%
Harel Zmodey Madad (M)	68	4.00%
Harel (M) Shiklit Veyoter	68	4.00%
Harel Investment House	535	4.00%
Harel Hishtalmot	68	4.00%
Harel Kupat Gemel	68	4.00%
Harel Kupa Merkazet Lepizzoim	68	4.00%
Rothschild Dynamic Bonds	94	4.00%
Rothschild Madad	68	4.00%
Rothschild Stocks	68	4.00%
Ilanot (M) New York Mutual Fund	68	4.00%
Ilanot (L) Tidhar Mutual Fund Accumulated	85	4.00%
Ilanot (M) Potential Mutual Fund	68	4.00%
Ilanot (m) Dekel Menayot Mutual Fund	213	4.00%
Ilanot (M) Tick Agach debentures 20+ Mutual Fund	255	4.00%
Ilanot (M) Tick Agach debentures 35+ Mutual Fund	170	4.00%
Ilanot (M) Tick Agach debentures 50+ Mutual Fund	85	4.00%
Ilanot (M) Corporate Bonds and Convertibles Mutual Fund	213	4.00%
Afikim Agach Activit	187	4.00%
Afikim Agach Tsuaa Colelet	140	4.00%
Afikim Debentures	561	4.00%
Clal Finance Shkula (M)	1,122	4.00%
Batucha Maslul 20 (M)	468	4.00%
Clal Finance Agah (M)	655	4.00%
Clal Finance Estrategya Shiklit (M)	561	4.00%
Ramco Bonds	655	4.00%
Ramco Israel	187	4.00%
Ramco Real Estate	374	4.00%
Invest Pro Yesom Vekidom Hanpakot (1993) Ltd.	94	4.00%
Millennium Stocks	187	4.00%
	80,000

* Affiliated with the Underwriters.

On the Date of the Tender, the Institutional Investors may lower the interest rate at which they made their undertaking as part of the Prior Commitment referred to above.

6.    ADDITIONAL INFORMATION

Beginning February 4, 2005 our shares have traded on the NASDAQ National Market.

Registration Statement

On February 21, 2005, we filed with the TASE and the Israeli Securities Authority a registration statement for the dual registration of our ordinary shares on the TASE, in addition to the NASDAQ National Market, and thereby registered 18,431,500 ordinary shares of 0.01 NIS par value each in the TASE.

7.    SELECTED FINANCIAL DATA

The following selected financial data presented in the table below has been derived from our audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2004. The selected financial data should be read in conjunction with our consolidated financial statements, and the related notes, which are included elsewhere in this prospectus.

For further information regarding significant differences between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements, see Chapter 23 to the prospectus.

The translation of New Israel Shekel, or NIS, amounts into U.S. dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2004 (NIS 4.308 = $1.00).

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	NIS	NIS	NIS	NIS	NIS	Convenience Translation Dollars *
	(In thousands, except per share data)
Israeli GAAP information
Consolidated Statement of Operations Data:

Revenues
Access revenues	119,848	139,850	156,336	146,906	156,385	36,301
International telephony service	-	-	-	-	9,381	2,178
Other revenues	19,684	48,473	27,982	32,736	53,811	12,491
Total revenues	139,532	188,323	184,318	179,642	219,577	50,970

Cost and expenses:
Cost of revenues	95,335	116,135	99,564	92,871	96,820	22,474
Selling and marketing expenses	73,014	51,299	37,125	41,393	73,155	16,981
General and administrative expenses	46,844	38,884	21,209	21,908	24,258	5,631
Total cost and expenses	215,193	206,318	157,898	156,172	194,233	45,086

Income (loss) from operations	(75,661)	(17,995)	26,420	23,470	25,344	5,884
Financing (expenses) income, net	3,842	7,308	2,151	(3,235)	122	28
Other income (expenses), net	(21)	(2,332)	(3)	(2,592)	(1,077)	(250)
Income (loss) from continuing operations	(71,840)	(13,019)	28,568	17,643	24,389	5,662
Income tax benefits	-	-	-	1,935	301	70
Net income (loss) after income tax benefits	(71,840)	(13,019)	28,568	19,578	24,690	5,732
Company's share in net loss of investees	(2,193)	(682)	(1,530)	(1,538)	(396)	(92)
Minority interest in loss of a subsidiary	1	963	-	-	-	-
Loss of a subsidiary which the Company does not intend to bear	-	383	-	-	-	-
Net income (loss) from continued operations	(74,032)	(12,355)	27,038	18,040	24,294	5,640
Loss from discontinued operations	(7,355)	(8,843)	-	-	-	-
Company's share in loss of investees from discontinued operations	-	-	(7,080)	(3,737)	(4,763)	(1,106)
Net income (loss)	(81,387)	(21,198)	19,958	14,303	19,531	4,534

Income (loss) per share, basic and diluted
Net income (loss) per NIS 0.01 per value of shares (in NIS) from continued operations	(4.02)	(0.67)	1.47	0.98	1.32	0.31
Net income (loss) per NIS 0.01 per value of shares (in NIS) from discontinued operations	(0.40)	(0.48)	(0.38)	(0.20)	(0.26)	0.06
	(4.42)	(1.15)	1.08	0.78	1.06	0.25
Weighted average number of shares outstanding (in thousands)	18,432	18,432	18,432	18,432	18,432	18,432

	As at December 31,
	2000	2001	2002	2003	2004	2004
	NIS	NIS	NIS	NIS	NIS	Convenience Translation Dollars *
	(In thousands, except per share data)
Consolidated Balance Sheets Data:
Total assets	251,765	228,322	169,052	214,004	300,023	69,644
Working capital	41,743	48,615	80,904	76,256	41,714	9,683
Total debt	146,760	144,510	65,284	95,933	176,477	40,965
Total shareholders' equity	105,005	83,811	103,768	118,071	121,893	28,295

US GAAP information
Consolidated Statement of operations data:

Net income (loss) from continued operations	(70,909)	(6,232)	27,051	18,874	27,164	6,305
Net Loss - discontinued operations	(12,960)	(17,649)	(21,128)	(6,803)	(6,588)	(1,529)
Net income (loss)	(83,869)	(23,881)	5,923	12,071	20,576	4,776

Consolidates Balance sheets date:

Total assets	248,249	219,738	199,101	244,682	305,554	70,927
Total shareholders equity	105,024	79,429	85,881	104,430	121,193	28,132

* The translation of New Israel Shekel, or NIS, amounts into U.S. dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2004 (NIS 4.308= $1.00).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

Operating Results

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in this Prospectus or incorporated by reference. The following discussion contains forward-looking statements that reflect our current plans, estimates, and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and below and elsewhere in this Prospectus.

Overview

We are a leading Israeli Internet service provider serving as of December 31, 2004, 339,146 residential subscribers and 3,510 business subscribers. We provide a wide array of Internet services tailored to meet the needs of our subscribers, including Internet access and other value-added services, e-commerce and content services.

We currently provide Internet services through a nationwide network providing dial-up, broadband, web hosting, web security and integration services. We offer a wide range of Internet access packages to meet the needs of our residential and business subscribers. We also offer related value-added Internet services, such as web faxing, virtual magazines, anti-virus, anti-spam and hosting, to attract and retain subscribers, increase usage and create additional revenue streams. By offering high-quality, price-competitive Internet access and related services at a varied range, we seek to develop both our residential and business subscriber base. In addition to providing Internet access and related services, we are a major operator in the portals and advertising market through our subsidiary MSN Israel (a joint venture with Microsoft Corp.) and Start and in the e-commerce market through MSN Israel and our e-commerce P1000 site.

From the end of 2000 until the fourth quarter of 2002, we concentrated on a strategy focused on profitability rather than market share. During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all local ISPs, which resulted in reductions of service prices by all Internet service providers, or ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 54% increase in the number of broadband customers in 2004 as compared to 2003. We have decided to continue this policy during 2005. Due to the price reductions caused by the aggressive competition in the broadband market and the expenses associated with our marketing efforts to attract customers, our profitability may be negatively impacted in the future.

On June 2, 2004 we received a license to provide international telephony services. We launched these services on August 7, 2004. The first service we offered was direct calls from Israel to the rest of the world (approximately 240 countries). We intend to offer supplemental services in the near future, such as pre-paid services, post-paid services and 1-800 services. We offer our services to residential and business subscribers. As of December 31, 2004 we had approximately 86,300 subscribers for these services.

The international telephony market, as well as the internet market, is a very competitive market. Due to the conditions of the market and the entrance of two new competitors (Netvision Ltd and Xfone), we have adopted an aggressive penetration strategy in order to gain subscribers and market share. At this time we are continuing to keep tight control on our expenses but it could be that this strategy could impact negatively on our profitability.

Critical Accounting Policies

We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

We prepare our financial statements in accordance with Israeli GAAP. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Differences between Israeli GAAP and U.S. GAAP as they relate to our financial statements are described in Note 21 to our financial statements.

In accordance with applicable Israeli accounting principles, we maintain our accounts and present our financial statements in NIS, adjusted for changes in the Israeli consumer price index through December 31, 2003. Consequently, all previously published NIS amounts in our financial statements were adjusted each time we published new financial statements in order to reflect changes in the Israeli consumer price index, and so all information is presented in NIS adjusted to December 2003 and constitute the starting point for our nominal financial reports as of January1, 2004. See Note 2C to the financial statements. Any additions made during 2004 are included according to their nominal values. This presentation of the comparative figures permits the financial information to be presented in NIS with identical purchasing power. The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange (as published by the Bank of Israel) at December 31, 2004 of NIS 4.308 = $1.00.

The significant accounting policies that we believe are most critical to aid a reader in fully understanding and evaluating our financial condition and results of operation under Israeli generally accepted accounting principles are discussed below.

Revenue recognition.  Most of our revenues are derived from Internet access.  These revenues are recognized ratably over the period that services are provided.  Other revenues include international telephony services, website hosting, electronic commerce and advertising revenues.  Revenues from international carrier services are recognized according to minutes of traffic, Website hosting revenues are recognized as the services are performed.  Electronic commerce revenues are recognized as the services are performed or when the goods are delivered, as applicable. Advertising revenues are recognized on a straight-line basis over the term of the contract. We consider revenue recognition to be critical since we have many revenue engines which involve subjective estimates by our management.

Revenues from sale agreements which do not include a general right of return and which include a number of elements such as: hardware, software and support agreements are split into separate accounting units and are recognized separately with respect to each accounting unit. An element constitutes a separate accounting unit if, and only if, it has a separate value to the customer and there is reliable and objective evidence regarding the fair value of all the elements of the agreement/the fair value of undelivered elements. Elements that are not split into an accounting unit due to non-fulfillment of the conditions specified above are grouped together under one accounting unit. Revenues from the various accounting units are recognized when the conditions for recognizing the revenues from the elements included in that same accounting unit according to their type have been fulfilled, and only up to the amount of the consideration that is not contingent upon the completion/execution of the other elements of the contract.

Revenues from the sale of software licenses are recognized when all the following conditions have been met: the software has been delivered to the customer, collection of the payment is probable, the amount of the contract has been or can be determined and there is objective and persuasive evidence of the contract and of our ability to allocate the consideration between the elements of the contract.

We evaluate our revenue recognition policy every quarter with respect to existing and new accounting principles. In addition, every quarter we examine the different parameters that may affect our revenues and their recognition, such as customer credits, accrued revenues and revenues from cooperation with third parties. According to these examinations we decide on the required changes, if any, in our revenue recognition policies. Based on our past experience, our policy was appropriate and did not require complex estimates.

Allowance for doubtful accounts. The allowance for doubtful accounts represents management's estimate of the aged receivable balance considered uncollectible, based on past experience. All accounts aged over 150 days and accounts which have been forwarded to our lawyers are considered as doubtful accounts and are recorded as such. We evaluate our guidelines every quarter and examine the material parameters that might affect the assessment of our doubtful accounts, such as the population tendency to make timely payments, rate of checks returned for insufficient payment and blocked bank accounts. Our policy has been consistent and has proven itself over the years. Therefore, based on our past experience we believe this policy is appropriate.

"Impairment of Assets." In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment of Assets." The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet are not presented in an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. With respect to the implementation of this standard, subjective estimates are involved in the process of decision making. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

The Standard applies to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "from hereon" method. As required under the Standard we evaluate its impact every quarter, review cash flow analysis, the market prices of our assets and other relevant estimates to ensure an adequate implementation of the Standard.

The Effect of New Israeli Accounting Standards in the Pre-Application Period

In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In our estimation, the impact of the Standard on our results of operations, financial position and cash flows will not be material.

Business Background

We earn revenues from Internet access services and value-added Internet services, advertising on our portals, e-commerce and international telephony services. To date, we have generated most of our revenues from our Internet access services to residential, SOHO (small office and home office) and business subscribers. Internet access revenues primarily consist of monthly subscription for broadband and dial-up access to the Internet. As a result, our revenues are directly affected by the total number of our paying residential, SOHO and business subscribers and the average price for our Internet access service per subscriber. At December 31, 2004 the number of our residential and SOHO subscribers was 339,146 a 9% growth rate in our residential and SOHO subscribers compared to December 31, 2003. The number of our business subscribers increased by 35% in 2004. The following table includes the number of our residential (including SOHO) and business subscribers in 2003 and 2004 (in thousandsas of 31 December:

	2003	2004
Broadband	107	164
Dial-Up	63	31
Occasional	143	144
Total residential subscribers	313	339
Business subscribers	2.6	3.5

Most of our subscribers may cancel their subscriptions at any time. Some of our subscribers, who enter into annual, bi-annual or tri-annual contracts under special packages, are subject to certain penalty payments if they cancel during the contract period, including payments for the free benefits they received as part of the special package. Cash received from subscribers is applied to working capital when received.

We also earn revenues from value-added Internet services, such as global roaming, web hosting, web faxing, virtual magazines, anti-virus, anti-spam and online e-commerce site implementation. We earn revenues for these services based either on our fixed prices for the service or a negotiated fee. In addition, we earn revenues from portal advertising at negotiated fees.

In August 2004 we began to earn revenues from international telephony services. These revenues are generated from payments we receive from international carriers using our services for termination of calls and payments for the minutes used by subscribers. We offer monthly packages and offer discounts to subscribers. Our customers for these services include monthly subscribers and occasional users.

We bill for Internet access and for the international telephony on a monthly basis, which generally runs from the 20th day of the calendar month to the 19th day of the following calendar month. Revenues for services are accrued until the last day of the reporting period. Revenues for other services are recognized as the services are provided, including virtual magazines, anti-virus and website hosting and as products are delivered, including e-commerce activities. In cases where we assume responsibility for the goods sold in e-commerce transactions, we recognize the gross revenues. In cases where we act as a middleman we recognize the net commission as our revenues.

For both Internet access services and other services, we generally bill our residential subscribers on a monthly basis. Most of our residential subscribers pay us by credit card or a bank debit order. Business customers are billed on a monthly (or quarterly) basis, and we generally receive payment in full within 10 to 70 days of invoice.

Significant Costs and Expenses

Cost of Revenues. Our cost of revenues consists primarily of costs of communication services, salaries and related expenses, facilities costs and depreciation expenses. The communication services costs include costs for providing local telephone lines into our points of presence, the use of third party networks and leased lines to connect each of our points of presence to our regional network operations centers, the connection between our regional network operations centers, points of presence and the Internet backbone. We also include in the cost of revenues telecommunication services expenses related to the international telephony services. Since the launch of the international telephony service in August 2004 we have entered into agreements with several international carriers for the purchase of international long distance voice services to about 240 destinations around the world.

We believe that a high level of subscriber satisfaction with the speed and reliability of our network is not only essential for retaining subscribers, but also essential for attracting new subscribers through personal referrals. Accordingly, we have spent significant sums on trans-Atlantic leased lines, to ensure adequate bandwidth to the United States.

We include salary costs for our technical and technical support staff in our cost of revenues. These employees are directly involved in providing our Internet access service and our international telephony services to our subscribers. Most of our technical staff is full-time salaried employees and most of our technical support staff is part-time salaried employees.

Our cost of revenues also includes the costs of facilities used to provide technical services and depreciation, principally in respect of our network equipment.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of media advertisement and sales promotion costs as well as salaries, commissions and related costs for our sales representatives, facilities costs related to sales and marketing and credit card commissions. Credit card commissions are merchant fees based on the percentage of our revenue earned through credit cards.

General and Administrative Expenses. General and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease payments for our administrative facilities and other miscellaneous expenses. As of December 31, 2004, we (excluding our subsidiaries) employed 293 full-time salaried employees and 542 part-time employees who are paid on an hourly basis. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and recreation pay.

Financing Income (Expenses) Net. Net financing income (expenses) includes financing costs, interest income on our cash reserves and exchange rate differentials in real terms as well as devaluation of monetary assets and monetary liabilities. Beginning January 1, 2004 all of these items are stated in nominal values.

Income tax. We assessed our deferred tax assets and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry forwards before their expiration.

Non-Cash Charges. Under U.S. GAAP, but not under Israeli GAAP, we would recognize for the years ended December 31, 1999 through 2004, non-cash charges aggregating NIS 2.7 million ($ 0.6 million) according to Accounting Principles Board Opinion No. 25 (“APB 25”) on account of our Stock Option plan from 1999 (expenses of NIS 102 thousands for the year ended December 31, 2004, and income of NIS 109 thousands for the year ended December 31, 2003, and expenses of NIS 530 thousands for the year ended December 2002).

If in the future, we issue options under a stock option plan with exercise prices below fair market value at the time of issuance, U.S. GAAP, but not Israeli GAAP, would require us to recognize an additional non-cash charge with respect to such issuance.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2002, 2003 and 2004, including the percentage from revenues data in the following table, is based upon our consolidated statements of operations contained in our consolidated audited financial statements for those periods, and the related notes, included elsewhere in this Report:

	Year ended December 31,
	2002	2003	2004
Revenues:
Access revenues	85%	82%	71%
International telephony services	-	-	4
Other revenues	15	18	25
Total revenues	100	100	100
Cost and expenses:
Cost of revenues	54	52	44
Selling and marketing expenses	20	23	33
General and administrative expenses	12	12	11
Total cost and expenses	86	87	88
Income from operations	14	13	12
Financing income (expenses), net	1	(2)	-
Other expenses, net	-	(1)	-
Net income after financing expenses	15	10	12
Income tax benefit	-	1	-
Net income after income tax benefit	15	11	12
Company’s share in net loss of investees	(1)	(1)	-
Minority interest in loss of a subsidiary	-	-	-
Net income from continued operations	14	10	12
Company's share in loss of investees from discontinued operations	(4)	(2)	(2)
Net income	10	8	10

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Under Israeli GAAP

Revenues. Revenues increased by 22% from NIS 179.6 million (US$ 41.7 million) for the year ended December 31, 2003 to NIS 219.6 million (US$ 51 million) for the year ended December 31, 2004. The increase is primarily due to revenues from the new 015 international telephony services that was launched on August 7, 2004 and due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities. We believe* the growth rate of our revenues will improve in 2005, driven primarily by the continued expansion of our telephony and e-Advertising businesses, and due to the full year consolidation of our e-commerce P1000 site's revenues in 2005.

Access Revenues. Revenues from Internet access services provided to residential and business subscribers, which represented 71% of our total revenues for 2004, increased by 6% from NIS 146.9 million (US$ 34.1 million) for 2003 to NIS 156.4 million (US$ 36.3 million) for 2004. The increase is primarily due to our major efforts to keep our market share regardless of the sharp competition in the market. We expect* that in 2005 our access revenues will remain at the same level, based on our forecasts regarding the development of the access services market in Israel.

*
This paragraph includes forward-looking statements (see page 4 herein) that may be materially different from our actual future results/ performance as forward-looking statements are subject to uncertainties and other factors and involve known and unknown risks (for known risks see Risk Factors on page 11).

International Telephony Services. Since the successful launch of our 015 international telephony service on August 7, 2004 we gained revenues of NIS 9.4 million (US$ 2.2 million) which represents 4% of our total revenues. We believe* the growth rate of our revenues from this activity will improve in 2005, driven primarily by the continued expansion of this activity by entering into supplemental activities in the market such as pre-paid, post-paid, calling card services and other related activities.

Other Revenues. Other revenues, which represented 25% of our total revenues for 2004, increased by 64% from NIS 32.7 million (US$ 7.6 million) for 2003 to NIS 53.8 million (US$ 12.5 million) for 2004. The increase is primarily due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities. We expect* that our other revenues will increase in 2005, based on our market research findings that the interactive advertising market should increase in Israel in 2005 and due to the full year consolidation of our e-commerce P1000 site's revenues in 2005.

Cost of Revenues. Cost of revenues increased by 4% from NIS 92.9 million (US$ 21.6 million) for 2003 to NIS 96.8 million (US$ 22.5 million) for 2004. The increase is primarily due to costs of telecommunication services expenses related to the international telephony services. Since the launch of the international telephony service in August 2004 we entered into agreements with several international carriers all over the world for the purchase of international long distance voice services to about 240 destinations around the world. We anticipate that our cost of revenues will increase in 2005, based on our forecasts and estimates of the growth of all of our major activities and due to the full year consolidation of our e-commerce P1000 site activity in 2005.

Selling and Marketing Expenses. Selling and marketing expenses increased by 77% from NIS 41.4 million (US$ 9.6 million) for 2003 to NIS 73.2 million (US$ 17 million) for 2004. The increase is primarily due to the initial intensive marketing campaign and other marketing activities for the launch of the new 015 international telephony service, and due to our market share strategy to extend our share of the broadband market, including our advertising campaigns. We expect that our selling and marketing expenses will increase in 2005 due to our continued implementation of our strategy to increase our market share in all of our activities and their related markets.

General and Administrative Expenses. General and administrative expenses increased by 11% from NIS 21.9 million (US$ 5.1 million) for 2003 to NIS 24.3 million (US$ 5.6 million) for 2004. The increase was primarily due to general expenses related to our new international telephony services and as a result of our initial and intensive preparations for this activity. We expect that our general and administrative expenses will increase in 2005, primarily due to expected increase in our revenues.

Financing Income (Expenses), Net. In 2004 we had net financing income of NIS 0.12 million (US$0.03 million) compared to net financing expenses of NIS 3.2 million (US$0.8 million) for 2003. Our financing income (expenses) are attributed to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines).

Other Expenses, Net. In 2004 we had net other expenses of NIS 1.1 million (US$ 0.26 million) compared with NIS 2.6 million (US$ 0.6 million) in 2003. Our other expenses are primarily attributable to Internet Gold International Ltd's recording of an additional impairment charge of NIS 1.6 million (US$0.4 million) with respect to its investment in Compulink, a Greek ISP, in which it holds a 15.2% interest. With this impairment charge Internet Gold International has written off its entire investment in Compulink and its operations can no longer adversely influence our results.

*
This paragraph includes forward-looking statements (see page 4 herein) that may be materially different from our actual future results/ performance as forward-looking statements are subject to uncertainties and other factors and involve known and unknown risks (for known risks see Risk Factors on page 11).

Income Taxes. As of December 31, 2004, we had a tax loss carry forward on a consolidated basis of approximately NIS 113 million (US$ 26.2 million) - including our reconsolidated subsidiary Gold Trade with a tax loss carry forward of NIS 60 million. We assessed our deferred tax assets and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. We cannot be reasonably assured of our ability to further utilize the tax asset in the foreseeable future, except that we anticipate that we will be able to utilize Start-Net's tax loss carry forward for which we recorded a deferred tax asset of NIS 2.3 million (US$ 0.5 million). In 2003 we recorded deferred tax assets of Gold Mind's tax loss carry forward of NIS 1.9 million ($0.4 million). During 2004, we utilized most of Gold Mind's tax loss carry forward.

Company’s Share in Net Loss of Investees. In 2004 we recorded NIS 0.4 million (US$ 0.09 million) as our share in the net loss of investees from continued operations of our investees compared to NIS 1.5 million (US$ 0.35 million) in 2003. In 2004, we recorded NIS 4.8 million (US$ 1.1 million) as our share in the net loss of investees from discontinued operations of our investees compared to NIS 3.7 million (US$ 0.9 million) in 2003. At the end of 2004, Gold Trade's board of directors reached the decision to close down all of its operations except the e-commerce activity P-1000 site.

Net Income. We reported net income of NIS 19.5 million (US$ 4.5 million), for the year ended December 31, 2004 as compared to a net income of NIS 14.3 million (US$ 3.3 million) for the year ended December 31, 2003.

Under U.S. GAAP

Unless otherwise explained, there are no significant differences between Israeli GAAP and U.S. GAAP

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities when the equity investors do not have the characteristics of a controlling financial interest (as defined in the Interpretation). In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The FASB deferred the effective date for implementation of this Interpretation until fiscal years ending after March 15, 2004.

According to Israeli GAAP as prescribed in Opinion No. 57 of the Institute of Certified Public Accountants in Israel, we treated the investment in our affiliated company Gold Trade, as a subsidiary of our company until December 31, 2001. For the years ended December 31, 2002 and December 31, 2003, we accounted for our investment under the equity method. During December 2004, we acquired all of the shares of Gold Trade from a related party and from others therefore we once again consolidated Gold Trade as a subsidiary as of December 31, 2004.

Under the provisions of FIN 46R, we were required to consolidate Gold Trade which met the definition of a VIE for all years presented, due to a number of factors which indicate that we are the primary beneficiary of Gold Trade.

We applied FIN 46R by retroactively restating previously issued financial statements, and recorded a cumulative effect of accounting change as of January 1, 2002 in the amount of NIS 4.4 million (US$ 1 million).

Revenues. Revenues increased by 23% from NIS 185.6 million (US$ 43 million) for the year ended December 31, 2003 to NIS 228.8 million (US$ 53.1 million) for the year ended December 31, 2004. The increase was primarily due to revenues from our new 015 international telephony service that was launched on August 7, 2004 and due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities.

Other Revenues. Other revenues, which represented 28% of our total revenues for 2004, increased by 63% from NIS 38.7 million (US$ 8.9 million) for 2003 to NIS 63 million (US$ 14.6 million) for 2004. The increase was primarily due to the substantial growth of our interactive advertising and content-based value added services as well as intense efforts in after-sale activities.

Cost of Revenues. Cost of revenues increased by 4.5% from NIS 93.9 million (US$ 21.8 million) for 2003 to NIS 98.1 million (US$ 22.8 million) for 2004. The increase was primarily due to costs of telecommunication services expenses related to our new international telephony services. Since the launch of our international telephony service in August 2004 we have entered into agreements with several international carriers all over the world for the purchase of international long distance voice services to about 240 destinations around the world. The differences between Israeli GAAP and U.S. GAAP relating to our cost of revenues expenses was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Selling and Marketing Expenses. Selling and marketing expenses increased by 70% from NIS 46.4 million (US$ 10.8 million) for 2003 to NIS 78.7 million (US$ 18.3 million) for 2004. The increase was primarily due to the initial intensive marketing campaign and other marketing activities associated with our launch of the new 015 service, and due to the implementation of our market share strategy to extend our share of the broadband market, including the costs of our advertising campaigns. The differences between Israeli GAAP and U.S. GAAP relating to our selling and marketing expenses was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R,

General and Administrative Expenses. General and administrative expenses increased by 12% from NIS 24.3 million (US$ 5.6 million) for 2003 to NIS 27.3 million (US$ 6.3 million) for 2004. The differences between Israeli GAAP and U.S. GAAP relating to our general and administrative expenses was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R, the amortization of Gold Trade 's customer list of NIS 3.3 million compared to NIS 1.2 million in 2003 and the recording of compensation expenses under U.S. GAAP with respect to grants under our employee stock option plan as required under APB No. 25 - an expense of NIS 0.1 million in 2004 compared to income of NIS 0.11 million in 2003.

Financing Income (Expenses), Net. In 2004 we had net financing expenses of NIS 0.08 million (US$0.02 million) compared to NIS 3.6 million (US$0.84 million) for 2003. Our financing expenses were primarily attributable to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines). The differences between Israeli GAAP and U.S. GAAP relating to our financing expenses are due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Net Loss from Discontinued Operations. At the end of 2004, Gold Trade's board of directors reached the decision to close down all its operations except the e-commerce activity P-1000 site. In 2004 we recorded a net loss of NIS 6.6 million (US$ 1.5 million) net loss from discontinued operations compared to a net loss of NIS 6.8 million (US$ 1.6 million) in 2003.

Net Income. We reported net income of NIS 20.6 million (US$ 4.8 million), for the year ended December 31, 2004 as compared to a net income of NIS 12.1 million (US$ 2.8 million) for the year ended December 31, 2003. The differences between Israeli GAAP and U.S. GAAP relating to our net income are due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Under Israeli GAAP

Revenues. Revenues decreased by 3% from NIS 184.3 million (US$ 42.8 million) for the year ended December 31, 2002 to NIS 179.6 million (US$ 41.7 million) for the year ended December 31, 2003. The decrease was primarily due to the sharp competition in the market which resulted in lower access fees.

Access Revenues. Revenues from Internet access services provided to residential and business subscribers, which represented 82% of our total revenues for 2003, decreased by 6% from NIS 156.3 million (US$ 36.3 million) for 2002 to NIS 146.9 million (US$ 34.1 million) for 2003. The decrease was primarily due to the sharp competition in the market.

Other Revenues. Other revenues, which represented 18% of our total revenues for 2003, increased by 17% from NIS 28 million (US$ 6.5 million) for 2002 to NIS 32.7 million (US$ 7.6 million) for 2003. The increase was primarily due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities.

Cost of Revenues. Cost of revenues decreased by 7% from NIS 99.6 million (US$ 23.1 million) for 2002 to NIS 92.9 million (US$ 21.6 million) for 2003. The decrease was primarily due to our efforts in reducing the costs of international lines. Cost of revenues as a percentage of revenues decreased from 54% for 2002 to 52% for 2003.

Selling and Marketing Expenses. Selling and marketing expenses increased by 12% from NIS 37.1 million (US$ 8.6 million) for 2002 to NIS 41.4 million (US$ 9.6 million) for 2003. The increase was primarily due to costs incurred in implementing our market share strategy to extend our share of the broadband market, including our advertising campaigns.

General and Administrative Expenses. General and administrative expenses were similar to the expenses in the year 2002, NIS 21.2 million (US$ 4.9 million) for 2002 to NIS 21.9 million (US$ 5.1 million) for 2003.

Financing Income (Expenses), Net. In 2003 we had net financing expenses of NIS 3.2 million (US$ 0.7 million) compared to net financing income of NIS 2.2 million (US$ 0.5 million) for 2002. Our financing expenses were attributable to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering.

Other Expenses, Net. Internet Gold International recorded an impairment charge of NIS 2.6 million (US$ 0.6 million) with respect to its investment in Compulink, a Greek ISP, in which it holds a 15.2% interest.

Income Taxes. As of December 31, 2003, we had a tax loss carry forward on a consolidated basis of approximately NIS 81.3 million (US$ 18.9 million).

Company’s Share in Net Loss of Affiliates. In 2003 we recorded NIS 1.5 million (US$ 0.3 million) of our share in the net loss of our affiliates from continued operations compared to NIS 1.5 million (US$ 0.3 million) in 2002. We also recorded NIS 3.7 million (US$ 0.9 million) of our share in net loss of our affiliates from discontinued operations compared to NIS 7.1 million (US$ 1.6 million) in 2002.

Net Income. We reported net income from continued operations of NIS 18 million (US$ 4.2 million), for the year ended December 31, 2003 as compared to a net income from continued operations of NIS 27 million (US$ 6.3 million) for the year ended December 31, 2002. We reported a net loss from discontinued operations of NIS 3.7 million (US$ 0.9 million), for the year ended December 31, 2003 as compared to a net loss from discontinued operations of NIS 7.1 million (US$ 1.6 million) for the year ended December 31, 2002. We also reported net income of NIS 14.3 million (US$ 3.3 million) for the year ended December 31, 2003 as compared to net income of NIS 20 million (US$ 4.6 million) for the year ended December 31, 2002.

Under U.S. GAAP

Unless otherwise explained, there are no significant differences between Israeli GAAP and U.S. GAAP

Under the provisions of FIN 46R, we were required to consolidate the financials of Gold Trade which met the definition of a VIE for all years presented, due to a number of factors which indicated that we were the primary beneficiary of Gold Trade.

We applied FIN 46R by retroactively restating previously issued financial statements.

Revenues. Revenues decreased by 5% from NIS 194.6 million (US$ 45.2 million) for the year ended December 31, 2002 to NIS 185.6 million (US$ 43.1 million) for the year ended December 31, 2003. The decrease was primarily due to the sharp competition in the market which resulted in lower access fees.

Other Revenues. Other revenues were similar in both years, increasing from NIS 38.3 million (US$ 8.9 million) for 2002 to NIS 38.7 million (US$ 8.9 million) for 2003

Cost of Revenues. Cost of revenues decreased by 10% from NIS 103.4 million (US$ 24 million) for 2002 to NIS 93.9 million (US$ 21.8 million) for 2003. The decrease was primarily due to our efforts in reducing costs of our international lines. The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Selling and Marketing Expenses. Selling and marketing expenses increased by 4% from NIS 44.8 million (US$ 10.4 million) for 2002 to NIS 46.4 million (US$ 10.8 million) for 2003. The increase was primarily due to the costs associated with the implementation of our market share strategy to extend our share of the broadband market, including the costs of our advertising campaigns. The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

General and Administrative Expenses. General and administrative expenses were similar in both years, increasing from NIS 23.8 million (US$ 5.5 million) in 2002 compared to NIS 24.4 million (US$ 5.7 million) in 2003. The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Financing Income (Expenses), Net. In 2003 we had net financing expenses of NIS 3.6 million (US$ 0.8 million) compared to net financing income of NIS 2.1 million (US$ 0.5 million) for 2002. Our financing expenses were attributable to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering. The differences between Israeli GAAP and U.S. GAAP relating to our net income were due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Net Loss from Discontinued Operations. We reported a net loss from discontinued operations of NIS 6.8 million (US$ 1.6 million), for the year ended December 31, 2003 as compared to a net loss from discontinued operations of NIS 21.1 million (US$ 4.9 million) for the year ended December 31, 2002.

Net Income. We reported net income of NIS 12.1 million (US$ 2.8 million), for the year ended December 31, 2003 as compared to a net income of NIS 1.5 million (US$ 0.3 million) for the year ended December 31, 2002 (including a cumulative effect of accounting change as of January 1, 2002 in the amount of NIS 4.4 million (US$ 1 million)). The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

Quarterly Results of Operations

The following table sets forth our results of operations for our last eight quarters. The data has been derived from our quarterly earnings releases for those periods which, in the opinion of our management, have been prepared on substantially the same basis as the audited financial statements included in this report. The data for any quarter is not necessarily indicative of the revenues that may be expected for any future period. The percentage data shows revenues and expenses as a percentage of total revenues.

	Three Months Ended
	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	Adjusted amounts**				reported amounts*
	Unaudited
	(In thousands, except number of subscribers data)
Revenues:
Access revenues	37,180	36,424	36,151	37,151	39,124	40,537	38,571	38,153
International telephony services	-	-	-	-	-	-	2,092	7,289
Other revenues	6,725	7,531	8,181	10,299	11,852	12,662	13,629	15,668
Total revenues	43,905	43,955	44,332	47,450	50,976	53,199	54,292	61,110
Cost and expenses:
Cost of revenues	24,267	23,468	22,797	22,339	22,566	21,625	25,344	27,285
Selling and marketing expenses	9,624	9,917	9,843	12,009	14,915	17,370	20,462	20,408
General and administrative expenses	5,144	5,408	5,478	5,878	5,830	5,481	6,572	6,375
Total costs and expenses	39,035	38,793	38,118	40,226	43,311	44,476	52,378	54,068
Operating income	4,870	5,162	6,214	7,224	7,665	8,723	1,914	7,042
Financing income (expenses), net	(1,058)	(5,721)	3,695	(151)	460	(549)	342	(131)
Other income (expenses), net	(4)	(12)	(2,587)	11	(642)	(856)	54	367
Net income (loss) after financing expenses	3,808	(571)	7,322	7,084	7,483	7,318	2,310	7,278
Income tax (expenses) benefit	-	2,465	(354)	(176)	(519)	(782)	(240)	1,842
Net income after income tax	3,808	1,894	6,968	6,908	6,964	6,536	2,070	9,120
Company’s share in net loss of investees	(278)	(459)	(48)	(753)	(398)	(210)	105	107
Net income from continued operations	3,530	1,435	6,920	6,155	6,566	6,326	2,175	9,227
Company’s share in net loss of investees from discontinued operations	(414)	(1,385)	(878)	(1,060)	(576)	(675)	(695)	(2,817)
Net income	3,116	50	6,042	5,095	5,990	5,651	1,480	6,410
Number of subscribers (at the end of the period):
Residential subscribers	307,136	305,314	305,261	312,256	318,889	322,863	324,035	339,146
Business subscribers	1,946	2,128	2,333	2,600	2,879	3,016	3,142	3,510

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003.
** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

	Three Months Ended
	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	(As percentage of total revenues)
Revenues:	100%	100%	100%	100%	100%	100%	100%	100%
Access revenues	85	83	82	78	77	76	71	62
International telephony services	-	-	-	-	-	-	4	12
Other revenues	15	17	18	22	23	24	25	26
Total revenues	100	100	100	100	100	100	100	100
Costs and expenses:
Cost of revenues	55	53	51	47	44	41	47	45
Selling and marketing expenses	22	23	22	25	29	33	38	33
General and administrative expenses	12	12	12	12	11	10	12	10
Total costs and expenses	89	88	85	84	84	84	97	88
Operating income	11	12	15	16	16	16	3	12
Financing income (expenses), net	(2)	(13)	8	-	1	(1)	1	-
Other income (expenses), net	-	-	(6)	-	(1)	(2)	-	1
Net income (loss) after financing expenses	9	(1)	17	16	16	13	4	13
Income tax (expenses) benefit	-	6	(1)	-	(1)	(1)	-	3
Net income after income tax	9	5	16	16	15	12	4	16
Company’s share in net loss of investees	(1)	(1)	-	(2)	(1)	-	-	-
Net income from continued operations	8	4	16	14	14	12	4	16
Company’s share in net loss of investees from discontinued operations	(1)	(3)	(2)	(2)	(1)	(1)	(1)	(5)
Net income	7	1	14	12	13	11	3	11

Impact of Devaluation on the NIS vs. US$ on Results of Operations, Liabilities and Assets

The dollar cost of our operations in Israel is influenced by the exchange rate of U.S. dollar. Devaluation or an increase in valuation of the NIS against the U.S. dollar might reflect on our results of operations.

The following table presents information about the devaluation of the NIS against the dollar:

Year ended December 31,	NIS devaluation rate %
2000	(2.7)
2001	9.3
2002	7.3
2003	(7.6)
2004	(1.6)

A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.

As a result of the devaluation of the dollar in 2004, we recorded exchange rate expenses on our U.S. deposits of NIS 1.3 million (US$ 0.3 million).

We have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines).

According to a new accounting standard, Accounting Standard No. 12, on “Discontinuance of Adjustment of Financial Statements”, commencing January 1, 2004, the adjustment of financial statements were discontinued. Consequently, through December 31, 2003, we prepared adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003, constituted the starting point for the nominal financial report as of January 1, 2004.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax at the rate of 35% of taxable income. For tax purposes, results of operations are measured in real terms. From 1992 through December 31, 2002 we incurred net operating losses. As of December 31, 2004, we had consolidated net operating loss carry forwards of approximately NIS 113 million (US$ 26.2 million) - including the reconsolidated subsidiary Gold Trade with NIS 60 million. Under current Israeli tax laws, operating loss carry forwards do not expire, are linked to the Israeli inflation rate and may be offset against future taxable income. Corporate Tax rates are declining gradually - in 2005-34%, 2006-32% and 2007-30%.

Liquidity and Capital Resources

Liquidity. We have required substantial capital resources to finance the construction of our network and to fund our operations. Historically we financed the construction of our network and funded our operations principally from cash flow from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999.

Working Capital. Our working capital as of December 31, 2004 was NIS 41.7 million (US$ 9.7 million) as compared to working capital of NIS 76.3 million (US$ 17.7 million) as of December 31, 2003. The decrease in our working capital is primarily due to the increase in current maturities of long-term obligations arising from our purchase of rights of use of international lines. This ratio shall further drop as we continue to lease additional lines.

The following table summarizes our cash flows for the indicated years:

	Year Ended December 31,
	2002	2003	2004
	Adjusted amounts**	Adjusted amounts**	reported amounts*
	(In thousands)
Net Income (loss)	19,958	14,303	19,531
Other adjustments for non-cash items	23,611	22,957	27,006
Net changes in assets and liabilities	(2,366)	(8,088)	(8,352)
Net cash provided by (used in) continued operating activities	41,203	29,172	38,185
Net cash provided by (used in) discontinued operating activities	-	-	-
Net cash provided by (used in) operating activities	41,203	29,172	38,185
Net cash provided by (used in) continued investing activities	(12,147)	(70,706)	(117,665)
Net cash provided by (used in) discontinued investing activities	(1)	-	-
Net cash provided by (used in) investing activities	(12,148)	(70,706)	(117,665)
Net cash provided by (used in) continued financing activities	(31,528)	38,280	73,226
Net cash provided by (used in) discontinued financing activities	-	-	-
Net cash provided by (used in) financing activities	(31,528)	38,280	73,226
Net increase (decrease) in cash and cash equivalents	(2,473)	(3,254)	(6,254)

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003.
** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

Net cash provided by operating activities was NIS 38.2 million (US$ 8.9 million) in 2004, net cash provided by operating activities was NIS 29.2 million (US$ 6.8 million) in 2003 and net cash provided by operating activities was NIS 41.2 million (US$ 9.6 million) in 2002. The increase in the net cash provided by operating activities in 2004 compared to 2003 is due to our continuing efforts to implement our profitability strategy.

Net cash used in investing activities was NIS 117.7 million (US$ 27.3 million) in 2004 and NIS 70.7 million (US$ 16.4 million) in 2003. Our investing activities have primarily involved purchases of rights of use for international communication lines presented as capital leases, network components, expansion of our network and computer hardware and software costs. The increase in our investing activities was primarily related to the purchase of seven international communication lines during 2004 in the total amount of NIS 69.2 million (US$ 16.1 million) which are presented as capital leases, and also due to the purchase of network components, expansion of our network and computer hardware and software costs in connection with our intensive preparations to provide international telephony services. In December 2004 we obtained long term loans of NIS 30.5 million (US$ 7.1 million) from banks (presented as cash provided by financing activities) and granted a loan in the same amount to Gold Trade to cover its obligations to its banks.

According to Israeli GAAP, receipt of loans in respect of capital leases are reflected in the statements of cash flows as cash flows from financing activities rather than investing activities from the acquisition of assets financed by the lease. Under U.S. GAAP, this should be reflected as a non-cash financing activity.

Net cash provided by financing activities was NIS 73.2 million (US$ 17 million) in 2004 and NIS 38.3 million (US$ 8.9 million) in 2003. Our financing activities in 2004 included receipt of long-term loans from banks as mentioned above and long term loans with respect to the purchase of rights of use in international communication lines presented as capital leases.

Financing Arrangements. We have a credit line equal to the deposits that we hold with the First International Bank of Israel Ltd.. As of December 31, 2004, our deposits totaled NIS 75.3 million (US$ 17.5 million). The credit line is repayable on demand. As of December 31, 2004, NIS 10.8 million (US$ 2.5 million) was outstanding under the credit line. Long-term obligations to suppliers for the right of use of international lines are linked to the U.S. dollar exchange rate, and our long-term leasing agreements for cars are linked to the consumer price index and bear interest at annual rates ranging from 5% to 7%. As of December 31, 2004, there was NIS 41.6 million (US$ 9.7 million) outstanding under our long-term leasing arrangements.

The following table summarizes our bank debt as of December 31, 2002, 2003 and 2004:

	At December 31,
	2002	2003	2004
	Adjusted amounts**	Adjusted amounts**	reported amounts*
	(In thousand)
Short-term:
Credit	8,996	4,279	10,817
Current maturities of long-term loans under lease arrangements	1,461	980	133
Total short-term debt	10,457	5,259	10,950
Long-term:
Long-term loans maturities	1,330	273	30,506
Total long-term debt	1,330	273	30,506
Liabilities attributed to discontinued operations	-	-	1,653
Total debt	11,787	5,532	43,109

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003.
** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

Capital Expenditures. In 2004, we invested NIS 23.8 million (US$ 5.5 million) in fixed assets, which included purchases of network components, expansion of our network and computer hardware and software costs. During 2005, we expect to incur capital expenditures of approximately NIS 13 million (US$ 3 million) (not including the purchase of rights of use of the international lines), of which US$ 0.6 million of which is already subject to contractual obligations. We anticipate that these expenditures will be funded from our cash flow from operations and borrowings under credit facilities which we may negotiate. Where feasible, we may also finance certain of these expenditures through capital leases or installment purchases if these financing alternatives are available on terms acceptable to us.

Long Term Loans under Lease Arrangements. Our lease obligations as of December 31, 2004 were NIS 41.6 million (US$ 9.7 million), compared to NIS 27.4 million (US$ 6.4 million) for December 31, 2003. Such leasing obligations relate to rights of use of twelve international lines under financial lease arrangements and 24 motor vehicles that are under financial lease arrangements as well.

In December 2004, the monthly costs for the rights of use of international lines amounted to NIS 3 million (US$ 0.7 million) and the monthly rental costs for such vehicles amounted to NIS 90 thousands (US$ 20.9 thousands).

Based on our current operating plan, we believe that these sources will be sufficient to fund our operating activities, capital expenditures and other obligations through at least until June 2006. However, if during that period or thereafter we are not successful in generating sufficient cash flows from operations or in raising additional capital, whether debt or equity, when required, in sufficient amounts and on terms acceptable to us, our business, results of operations and financial condition could suffer. In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current shareholders would be diluted.

8.    SHARE CAPITAL

Description of Securities

We are a public company registered under the Israel Companies Law as Internet Gold - Golden Lines Ltd., registration number 52-004426-4.

Our authorized share capital is NIS 5,010,000, divided into 501,000,000 ordinary shares of NIS 0.01 par value each, of which 18,431,500 shares were issued and fully paid, as of March 1, 2005. All our issued shares are registered for trade on the TASE (18,431,500) and 5,576,246 of them are registered for trade on the NASDAQ National Market.

The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association or articles of association. The State of Israel does not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own our shares in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 501,000,000 ordinary shares of a nominal value of NIS 0.01 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, more than one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board of directors determines with the consent of the holders of a majority of the shares present in person or represented by proxy and voting on the matter of adjournment. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

An ordinary resolution, such as a resolution for the declaration of dividends or amendment to our articles of association, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon. Under our articles of association, a special resolution, such as amending our memorandum of association (when permitted), approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon. Under the Companies Law, we may change our articles of association by the aforementioned majority, in order to cancel the special majority requirement in most of the above-mentioned events.

Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting for the term as determined for the relevant category.

The board of directors may appoint additional directors, whether to fill a vacancy of a director whose appointment was terminated or as additional director/s provided that the total number of directors will not exceed the maximum number as determined by the shareholders.

Currently, Eurocom Holdings Ltd., which beneficially owns 68.81% of our ordinary shares, is able to elect all our directors, except our outside directors, whose election requires the affirmative vote of at least one third of the shareholders who are non-controlling shareholders, or no more than 1% of said shareholders opposing the election of the outside directors. Eurocom Holding's beneficial holdings in us may be diluted following this Offering.

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors or affect the amount already distributed as an interim dividend. The board of directors is entitled to invest or otherwise make use of all unclaimed dividends or other moneys payable in respect of a share, for our benefit until claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Rights to share in the company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by the company. Under our memorandum of association, the liability of our shareholders to provide us funds is limited.

Changing Rights Attached to Shares

According to our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting.

9. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Chapter 9:    DEBENTURE TERMS

9.1.	General

The debentures (Series A) being offered under this prospectus are pursuant to the resolution the Company's board of directors adopted on March 30, 2005, and the trust deed the company signed with Investec Trust Company (Israel) Ltd. (hereinafter: “The Trustee”) and the Company (hereinafter: “Trust Deed”) on March 31, 2005. The main terms of the debentures (Series A) are as provided herewith.

9.2.	Debentures (Series A) - Repayment

Debentures (series A) are repayable in 8 equal annual installments on April 1st of each of the years 2208 to 2015 (inclusive). In other words, on April 1st of each of the years 2008 to 2015 (inclusive), the Company will pay up 12.5% of the nominal principal value of the debentures (Series A) that are still in circulation, plus differences pursuant to linkage to the consumer price index, as detailed in Paragraph 9.5 below.

9.3.	Interest

The unpaid balance of the debentures (Series A) will bear annual interest to be set by the Tender. Said interest rate will not exceed 5% and will not fall below 4%, and will be paid once every 12 months, as provided below. The debentures (Series A) will be indexed (principal and interest) to the CPI, as provided in Paragraph 9.5 below. The interest will be calculated based on an interest period of one year. Interest will be paid once a year, on April 1st of each of the years 2006 to 2015, for the 12-month period concluded on the last day prior to the date of payment.

 Notwithstanding the above, the first interest payment will be on April 1st 2006, for the period commencing on the first day of trading after the list of Subscribers is closed, which shall be March 31, 2006, based on a 365-day year.

The last interest payment on the debentures (Series A) will be made on April 1st, 2015, when the balance of the principal on the debentures (Series A) still in circulation will also be paid. Said payment of interest and principal will be effected against the return of the debenture certificates to the Company.

Converted debentures will be removed from circulation upon their conversion and will be null and void retroactively to the date on which stock was issued against them. Such debentures will not entitle holders to any interest after the payment of interest in respect of the last Date of Record prior to the conversion date, nor will they entitle holders to any indexation on the principal that may have accrued under the terms provided herewith.

Tax will be withheld on all interest payments.

9.4.	Deferrals

Should the scheduled date for any payment of interest and/or principal of the debentures (Series A) occur on a day that is not a business day, the date will be deferred to the next business day thereafter. No interest shall be paid for such deferral. A business day is a day on which banks in Israel are open for the purpose of performing transactions (hereinafter: “Business Day”)

9.5.	Indexation

The debentures (Series A) and the related interest will be indexed to the Consumer Price Index, as follows:

The term “Consumer Price Index” (hereinafter: “the CPI”) shall mean - the price index known as the "Consumer Price Index", including fresh produce, which the Central Bureau of Statistics publishes, or the same index if published by any other official institute or agency or any other official index that might replace said index, whether or not such replacing index is based on the same data. Should the index be replaced by another one published by some other institute or agency as mentioned above, and should said institute or agency not announce the ratio between the new and original index, the ratio will be as set by the Central Bureau of Statistics. In case no such ratio is established as provided above, the Company will, in consultation with expert economists of its choice, decide on the ratio between the new and original CPI.

The term “CPI of Record” shall mean - the consumer price index known upon the date of any payment of principal and/or interest. However, if the CPI of Record is lower than the basic CPI, the former will replace the latter.

The term “Basic CPI” means - the consumer price index published on March 15, 2005, which pertains to February 2005.

The term “the Known CPI” means - the most recently published consumer price index.

If upon execution of any due payment it transpires that the CPI of Record exceeds the Basic CPI, the Company will pay the amount due plus an increase pro rata to the increase between the Basic and CPI of Record. If the CPI of Record falls below the Basic CPI, the former will substitute the latter.

9.6.	Buyback

The Company reserves the right to repurchase debentures (Series A) from this issue on the open market at any time and at any price as it may see fit. Debentures that the Company buys back will be cancelled and delisted. The Company will not be allowed to reissue such debentures, and the repurchase will not effect the Company’s duty to repay the debentures still in circulation.

The Company will release an immediate report advising of of any such repurchase, and will notify the trustee.

Subsidiaries of the Company may buy and/or sell debentures (Series A) on the open market from time to time at any price they may see fit, and resell them at any price they see fit. The Company will issue an immediate report of any such purchase and/or sale. Any debentures (Series A) held as mentioned by a subsidiary shall be considered an asset of the subsidiary, and will not be delisted.

9.7.	Taxation

For the taxation of debentures, see Paragraph 5.9 of the prospectus.

9.8.	Principal and Interest Payments

All principal and interest payments due on the debentures (Series A) will be effected on the dates stipulated in Paragraphs 9.2 and 9.3 and in compliance with the terms set forth therewith. Such payments will be made to those persons who are listed in the Bondholders Register (Series A) at the end of March 20th of the relevant year for payment (hereinafter: “Date of Record for Payment”). The last payment of principal and interest will be on April 1st, 2015, against the delivery of the debenture certificates to the Company at its registered address and/or at any other location as designated by the Company. The debentures must be delivered to the Company at least five business days prior to the date of payment.

Persons entitled to payment will be paid with checks or by bank transfer, crediting the bank account of the persons listed in the Debenture holders’ Register or the persons delivering the debentures, respectively as above. Payment will be indexed and tax deducted at source as provided above.

Should a holder who is eligible for payment fail to give the Company bank account details in due time, all payments of principal and interest will be effected by checks posted by registered mail to the most recent address registered in the Debenture holders’ Register. Postage of checks by registered mail as mentioned above shall, for all intents and purposes, be deemed as payment of the amount of the check at the date of postage, provided that said check is paid upon presentation. Checks for sums lower than NIS 50 will not be sent, but such amounts may be collected in cash at the Company’s offices.

A holder may revise the instructions given for payment by written notice delivered by registered mail. The Company will honor the new instructions for any given payment only if they arrive at the Company's registered address at least 30 days prior to the Date of Record for Payment for any payment due in respect of the debentures (Series A). Should the Company receive said notice later than stipulated, it will only honor the instructions in respect of payments payable after the date of payment immediately after the receipt of said notice.

9.9.	Default for Reasons outside of the Company’s Control

Any payment payable to an holder that is not effected for reasons outside the Company's control, provided that the Company was prepared to effect said payment, will no longer bear interest and indexation, and the holder will only be entitled to the amount to which he was entitled upon the scheduled date of payment of interest or principal.

Within 30 days of the Date of Record for Payment, the Company will deposit with the Trustee any amount that has not been paid for reasons outside of the Company's control. Once such deposit is made, the Company will be deemed to have effected payment of the due amount. If the payment was to constitute final settlement of all amounts due relative to the debentures, the Company will also be deemed to have repaid the debenture.

The Trustee will invest all amounts deposited with it as mentioned above, on behalf of the holders, as permitted under Israeli law and the Trust Deed, and at the Trustee’s discretion, subject to the provisions of the law. The Trustee will pay every holder of debentures (Series A) for whom money has been deposited with the Trustee as mentioned above, the money owing to him/her for termination of said investment, minus the Trustee's expenses, commissions, mandatory payments and fees, as provided above. Payment to holders will be effected against substantiating documents to the Trustee's full satisfaction. The Trustee shall hold said amounts and invest them as provided above for up to one year after final repayment of the debentures. After one year, the Trustee will return the monies accrued, including gains, minus expenses, to the Company, which will then hold these monies for the debenture holders (Series A). Once the Trustee returns said amounts as provided above, holders who are entitled to them will only be entitled to the consideration received for liquidation of the investments, minus any expenses, commission and mandatory payments related to said investment and management of the trust and minus the Trustee’s fees.

9.10.	Register of Debenture holders

The Company will, at its registered address, maintain a Debenture holders’ Register which will list the names of owners of debentures (Series A), their addresses and the numbers and par value of their debentures. The Register will also record any transfer of debentures (Series A), in compliance with the Trust Deed. The Trustee and all holders will be entitled to review said Register at any reasonable time. The Company may close the Register from time to time for a period or periods that will not, in total, exceed 30 days a year.

The Company will not be obligated to enter in the Register any notice regarding any express, implied or hypothesized trust, liens or encumbrances of any kind or any equitable rights, claims or setoff rights in connection with the debentures. The Company will only recognize the title of the person in whose name the debentures are registered, provided that his/her lawful heirs, executors or administrators or any person entitled to the debentures following the bankruptcy of any registered holder (or, in case of a corporation - following its dissolution), are eligible to be registered as holders subject to the provision of sufficient evidence so as to satisfy the Company's management that they are indeed entitled to be registered as holders.

9.11.	Modification of Rights

The rights appurtenant to the debentures (Series A) may be modified as provided in Paragraph 9.22 below.

9.12.	Split and Transfer

All the debenture certificates (Series A) may be split into debenture certificates (Series A) so that the total value of the principal of the resulting debentures equals the par value of the original debenture, and provided that the par value of the new debentures is in new Israeli shekels (NIS), in whole numbers. Such split may be effected against the delivery of the original debenture that is to be split to the Company at its registered address. Such split will be effected within 30 days of the end of the month at which the deed was delivered at the Company’s registered address.

Any fraction of the debenture may be transferred, provided that said amount is in NIS and in whole numbers and provided that the transfer is in compliance with a transfer deed whose language is as practiced by the Company for the purpose of transferring stock and which is duly signed by the registered holder of the debenture or by his/her lawful representative.

The transfer deed is to be submitted for registration to the Company at its registered address, together with the debenture and any suitable document substantiating the identity of the holder and his/her right to transfer as the company may request, and together with certification, to the Company’s satisfaction, that stamp tax and any other mandatory payments have been paid. The Company may choose to keep the transfer deed.

The Company’s articles of association on stock transfers will govern the transfer or assignment of debentures, mutatis mutandis.

Any other expenses related to the split and/or transfer of debentures, including stamp tax, handling fees and other duties, if any apply, will be covered by the holder of the debenture seeking such split and/or transfer, as relevant. The provisions of this paragraph will also govern in case of waiver, mutatis mutandis.

9.13.	Conversion

The rate for conversion of debentures (Series A) is as follows: From registration and until March 31, 2008 (inclusive), every NIS 40 par value of the debentures (Series A) will be convertible into a single ordinary share of NIS 0.01 par value (hereinafter: “The First Rate of Conversion”).

As of April 1, 2008 (inclusive), every NIS 50 par value of the debentures (Series A) will be convertible into a single ordinary share of NIS 0.01 par value (hereinafter: “The Second Rate of Conversion”) (subject to adjustments as detailed in Paragraph 9.14 below). (The First and Second Rates of Conversion will hereinafter be referred to collectively as: “The Conversion Rate”).

On each trading day in each of the years 2008 through 2014, starting on the date of listing of the debentures (Series A) and until March 16, 2015 (inclusive), and except for March 17 through April 1, (every such day will hereinafter be referred to as “Conversion Date” and the deadline for conversion, namely, March 16, 2015, will hereinafter be referred to as “End of the Conversion Period”), the debentures (Series A) still in circulation at the time shall be convertible into fully paid-up registered Company shares, par value NIS 0.01 each (hereinafter: “The Conversion Stock”). Conversion notice forms may be obtained at the Company’s registered address and at any other location the Company designates.

Any holder of debentures (Series A) wishing to exercise his/her right to convert the principal (nominal, in NIS) of unconverted debentures (Series A) (hereinafter: “The Applicant”) is to submit written notice directly to the Company, using the form designated by the Company for this purpose, of such intention. Notice shall be submitted at the Conversion Dates and in any case prior to the End of the Conversion Period. Said notice is to be submitted to the Company at its registered offices or anywhere else it may designate for this purpose, or through the banks or members of the stock exchange. Applicant is to attach the debenture or allotment letter, as relevant. (Hereinafter: “Conversion Notice”).

The Applicant will, at any time that the Company so requests, sign any additional document required under the law and under the Company’s directives in order to render the allotment of the Conversion Stock effective. The date when the clearing office of the TASE (hereinafter: “The Clearing Office”) receives notice from a TASE member of the conversion of a debenture, will be deemed "The Conversion Date". In this context, conversion notice received by the Clearing Office after 12 o’clock noon, will be deemed to have been received on the next business day. The Company’s board of directors may empower any person, at the board's discretion, to sign any other document that may be required for the issue of Conversion Stock for and on behalf of the Applicant. Fractions of debentures or allotment letters may not be converted, but Applicants may split them as described above.

The procedures of the Clearing Office regarding the timetable for exercise of a debenture (Series A) conversion notice provide the following:

9.13.1.
TASE members that receive customers’ conversion notices by 12 o'clock noon are to transfer these notices to the Clearing Office no later than 12 o’clock noon on the following day on which trading takes place at the TASE;

9.13.2.
If the Clearing Office receives a conversion notice from a TASE member by 12 o'clock noon, it will credit the nominee company by 12 o’clock noon on the trading day immediately following the day on which it received said notice;

9.13.3.
Should the nominee company receive a conversion notice as provided in sub-paragraph 9.13.2 above by 12 o'clock noon, it is to forward the notice to the Company’s offices no later than 12 o’clock noon on the on the following trading day;

9.13.4.
Any of the notices referred to in sub-paragraphs 9.13.1 through 9.13.3 that are received after 12 o’clock noon on a trading day, shall be deemed to have been received before 12 o’clock noon on the following day of trading.

Notwithstanding the above, on the last Conversion Date before final redemption or ex partial redemption, as relevant, TASE members are to forward all final conversion notices by 12 o’clock noon to the Clearing Office. Conversion will take place that same day. TASE members that do not submit the notice by said hour will be consider to not have exercised their conversion right. If the last Conversion Date before any partial repayment date or before the last conversion date is not a trading day, the last Conversion Date will be deferred to the next trading day immediately thereafter.

Any part of the debentures (Series A) that is not converted by the End of the Conversion Period will not entitle the holder to any right of conversion, and the right to convert such debentures into stock will be null avoid at all subsequent times.

Conversion notices submitted to the Company may not be altered or revoked.

Applicants will not be entitled to a fraction of a Conversion Stock. However, if a conversion yields excess, the Company will sell the excess on the TASE within 30 days after the excess accrues to whole shares in an amount that can reasonably be put up for sale on the TASE, considering the relevant costs. Net income less the cost of sale, commissions and any other mandatory payments, will be paid to the rightful holders, pro rata, within 15 business days of the sale. However, the Company will not send out checks for amounts lower than NIS 50.

The Company will allocate the Conversion Stock to the Applicants within two trading days from the Conversion Date. By the end of the month following the date of stock issue, the Company will give each Applicant the relevant stock certificates. The Company will use all the means available to it to have the Conversion Stock listed for trading on the TASE within 3 days thereafter.

Conversion Stock will entitle holders to full dividend and any other distribution for which the Date of Record occurs at or before the Conversion Date. Conversion Stock will, for all intents and purposes, grant equal rights to the ordinary shares comprising the Company’s share capital at that date.

Converted debentures (Series A) will be removed from circulation upon conversion and will be null and void retroactively to the date on which stock was issued for their conversion. Such debentures will not entitle holders to any interest (including accrued interest) after the payment of interest in respect of the last Date of Record prior to the conversion date, nor will they entitle holders to any indexation on the principal that may have accrued under the terms provided herewith had the Applicant not exercised his/her right of conversion.

9.14.	Instructions Protecting Holders During the Conversion Period

Distribution of Bonus Shares

Should the Company distribute bonus shares immediately after the date controlling eligibility for such shares (for the purposes of this sub-paragraph: “Controlling Date”), the number of Conversion Stock to which debenture holders will be entitled upon conversion will increase. The increase will be calculated by adding the same number of Conversion Stock to which the holders would have been entitled as bonus shares had they converted their debentures at the Controlling Date.

In case of issues (including to interested parties) that do not constitute distribution of bonus shares, the number of Conversion Stock will not increase. However, in case of a rights issue, the provisions of this paragraph will apply, as detailed below.

Rights Offering

Should the Company offer its shareholders securities of any kind, the number of Conversion Stock and the conversion rate for a single Conversion Stock will not decrease. However, the Company must offer the holders of debentures (Series A) or see that they are offered the same rights under the same terms to which they would have been entitled had they converted their debentures (Series A) prior to the Controlling Date for the rights issue.

Dividend Distribution

Should the Company distribute dividends, rights of holders of debentures (Series A) will be protected, by adjusting the conversion rate of the debentures (Series A) as provided below:

9.14.1.
The ratio between the value of the Company’s traded stock, as determined by the TASE and adjusted to reflect the dividend distribution (ex dividend), and the value of the stock at the end of the Controlling Date, will be calculated immediately after the Controlling Date (hereinafter: “Dividend Ratio”).

9.14.2.	The conversion rate of the debentures (Series A) will be adjusted by multiplying the previous conversion rate and the Dividend Ratio.

The Company will announce the adjusted conversion rate no later than the day on which the stock is traded ex dividend.

The aforementioned adjustment methods may not be revised.

9.15.	General Instructions Protecting Holders during the Conversion Period

As of the publication of this prospectus and as long as the debentures (Series A) issued thereunder are not converted or repaid, and in any case no later than the End of the Conversion Period, the following provisions will apply:

9.15.1.	The Company will not distribute bonus shares if such distribution might decrease the value of Conversion Stock below their par value.

9.15.2.
The Company will not distribute cash dividends and/or bonus shares and/or make a rights issue if the date controlling the right to such distribution is less than 10 business days after the date on which the board of directors adopts the resolution authorizing said distribution.

9.15.3.
The Company shall provide a copy of its most recent financial statement as well as subsequent interim financial statements at its registered address or anywhere else as the Company may announce. Holders of debentures (Series A) will be able to review these statements during regular business hours. Upon written request of any holder of the debentures (Series A), the Company will send such holder a copy of said statements.

9.15.4.
Within ten days of any distribution of bonus shares and/or rights issue and/or dividend distribution and/or adjustment of the conversion rate as described above, the Company will publish notice in two widely circulated Hebrew language daily papers in Israel regarding the entitlement of holders of debentures (Series A) to convert their debentures. The notice will specify the Conversion Period and rate and the number of Conversion Stock to which a holder will be entitled if he converts his stock.

9.15.5.
Except subject to the approval of holders of debentures (Series A) as provided in the Trust Deed, the Company will not modify the rights appurtenant to ordinary NIS 0.01 par value stock and will not issue any new class of stock that entitles their holders to the remainder of the Company’s assets upon dissolution.

9.15.6.
The Company will maintain a sufficient quantity of ordinary NIS 0.01 par value stock in its registered share capital to enable the conversion of all the debentures in circulation. If necessary, the Company will have its registered share capital increased for this purpose.

9.15.7.
No later than three weeks and no earlier than four weeks after the End of the Conversion Period, the Company will publish notice, and shall send written notice to all holders of the Series A debentures whose names appear, one month before the End of the Conversion Period, in the Debenture holders' Register of the debentures (Series A), and shall send copies to the Securities Authority and to the Trustee, of the deadline for converting the debentures (Series A). Said notice will be published in two widely circulated Hebrew language daily papers in Israel. Said notice will specify the conversion rates and the number of Conversion Stock and bonus stock to which a holder of debentures (Series A) would be entitled through such conversion.

9.15.8.
Should there be a change in the par value of the Company’s stock of the same class as that of the Conversion Stock or of the additional conversion stock that is issued due to conversion of debentures (whether the Company consolidates the ordinary issued NIS 1 par value stock so as to create stock of greater par value or whether it splits the stock to stock of lower par value), the same change will apply respectively to the Conversion Stock and additional conversion stock as well. However, holders of debentures (Series A) will not be entitled to receive share fractions. Once the excess fractions accrues to whole shares in an amount that can reasonably be put up for sale on the TASE, the Company will sell all such excess on the TASE over a one-month period after said allocation. Net income less the cost of sale, commissions and any other mandatory payments, will be paid to the rightful owners within 15 days of the sale. However, the Company will not send out checks for less than NIS 50.

9.15.9.
Tel Aviv Stock Exchange bylaws prohibit any modification to the indexation method, conversion rate and dates, adjustment mechanism for issue of bonus stock and adjustment mechanism for rights issue relating to the debentures (Series A).

Notwithstanding the above, TASE bylaws permit the Company to modify the conversion rate or period, provided it is done in compliance with an agreement or settlement approved by the court, in adherence to Article 350 of the Companies' Law, 1999.

9.16.	Voluntary Dissolution

In case of voluntary dissolution, the Company will issue written notice to all holders of debentures (Series A) and to the Trustee. The Company will also publish such notice in two widely circulated Hebrew language daily papers in Israel. Any holder of debentures (Series A) may, within 3 months of the date of notice, inform the Company in writing of his intention to be deemed to have exercised his right of conversion immediately prior to the Company’s resolution regarding voluntary dissolution. In such case, the holder will be entitled to the same amount he would have been entitled upon dissolution had he owned the Conversion Stock prior to the resolution, less an amount equal to the interest and/or indexation that has already been paid for the debentures (Series A) at or after the date of the resolution (excepting interest and/or indexation whose scheduled date of payment was prior to the date of the resolution, even if actual payment was at or after the date of the resolution). Also, if the amount payable to shareholders upon voluntary dissolution exceeds the principal of the debentures plus interest and indexation, debenture holders will be deemed to have converted the debentures into stock prior to the dissolution resolution.

9.17.	Early Repayment of Debentures (Series A)

Should the TASE decide to delist the debentures (Series A) in circulation because the value of such debentures held by the general public falls below an amount set forth in the bylaws of the TASE concerning delisting, the Company will proceed as follows:

9.17.1.
Within 45 days of the resolution of the TASE board of directors, the Company will announce a date for early redemption, on which holders of debentures (Series A) may cash their securities. Notice of early redemption will be published in two widely circulated Hebrew language daily papers in Israel and given in writing to all registered holders of debentures (Series A).

9.17.2.	Early redemption will be between 30 and 45 days after publication of said notice, but will not occur between the Date of Record for payment of interest and actual payment of interest.

9.17.3.
On the date of early redemption, the Company will repay the debentures (Series A) that holders seek to liquidate, according to the par value balance plus indexation to the CPI and any interest that accrued on the principal

Holders of debentures (Series A) who exercise early payment as noted above, will not be entitled to interest for the period after redemption.

The conversion and redemption rights attached to the debentures (Series A) that are not repaid through early redemption in case of delisting as noted above, will not be affected by such early repayment. However, the debentures will be delisted from trading on the TASE. One of the implications will be taxation.

9.18.	Issue of Other Debentures

The Company reserves the right, without requiring the consent of the Trustee and/or holders of debentures (Series A), to issue other debenture series. Such other series may or may not carry conversion rights. The Company may decide on terms of repayment, interest, indexation, priority in case of dissolution, conversion (if any) and any other term it may see fit for such other debentures, whether said terms are superior or inferior to those appurtenant to the debentures (Series A), and in compliance with the law.

9.19.	Tender Offer for All Outstanding Securities

Under Securities Regulation 26 (Tender Offers), 2000, in case the Company is delisted from the TASE following a tender offer for all outstanding securities, the bidder must also offer to buy all listed convertible securities under the terms specified in said regulation (hereinafter: “Tender Offer for Convertible Securities”).

The aforementioned does not prejudice the repayment and conversion rights attached to the debentures (Series A) of holders who do not sell their debentures (Series A) in the Tender Offer for Convertible Debentures. However, if the debentures (Series A) are delisted from the TASE, one of the implications might be taxation.

9.20.	Receipts as Evidence

Receipts from a holder of debentures (Series A) for amounts they were paid by the Trustee in connection with the debentures (Series A) will fully relieve the Trustee of payment of any of the amounts stipulated in such receipt.

9.21.	Replacement of Debenture Certificates

In case a debenture certificate wears out or gets lost or is destroyed, the Company may issue a new debenture certificate in its stead. Any such replacement certificate will carry the same terms as the original. Anyone seeking such replacement will cover all the costs related to evidence, indemnification and expenses incurred by the Company in connection with ascertaining title, at the board's discretion, provided that in case of wear and tear, the worn out certificate is returned to the Company before the new certificate is issued. Stamp tax and other duties as well as any other expense associated with issuing the new certificate will be covered by the person seeking the new certificate.

9.22.	The Trust Deed

9.22.1.	General

The Trustee is Investec Trust company (Israel) Ltd., a company limited by shares, incorporated under the Companies’ Ordinance, whose core business is trust management and which complies with the terms stipulated in the Securities Law, 1968, regarding the capacity to serve as trustee for holders of the offered debentures. On July 25, 2002, a claim for NIS 32,083 was served against the Trustee of the debentures (Series A) and 10 other defendants in re Boulous Tourism and Hotels Ltd. The plaintiffs asked that the claim be recognized as a class action. As of the date of the prospectus, the stay of proceedings in this claim has been extended to May 3, 2005.

9.22.2.
The full language of the Trust Deed and the attached debenture are available at the Company's registered address and may be reviewed during regular office hours on all business days, as of the date of this prospectus.

9.22.3.	Revisions to, Waiver, and Settlement Relating to Trust Deed

In compliance with the provisions of the law, the Trustee may from time to time and at any time waive any breach by the Company or failure by same to comply with any of the terms of the Trust Deed, provided that the Trustee is convinced that said breach or failure do not injure the rights of holders of debentures (Series A).

In compliance with the law and subject to prior approval by special resolution adopted at the general assembly of holders of debentures (Series A), the Trustee may, whether before or after the principal of the debentures (Series A) is repayable, enter a settlement with the Company regarding any right or claim that the Trustee and/or said holders may  have and/or agree to any revision of the Trust Deed and debentures (Series A) to which the Company consents, and sign any additional or new Trust Deed for the implementation of such revision.

Subject to the provisions of the law, the Trustee and the Company may, whether before or after the principal of the debentures (Series A) is repayable, revise the Trust Deed under any of the following circumstances:

9.22.3.1.	The Trustee is convinced that the revision does not injure the holders of debentures (Series A).

9.22.3.2.
Holders of debentures (Series A) have agreed to the proposed revision and granted their consent by special resolution adopted at the general assembly of such holders. Such assembly must be attended, either in person or through proxy, by holders of debentures (Series A) representing at least 50% of the outstanding par value of debentures (Series A) in circulation. Alternatively, the resolution may be adopted at a deferred meeting attended, in person or by proxy, by holders representing at least 10% of the outstanding par value of said debentures.

9.22.3.3.
Whenever the Trustee exercises his authority under this paragraph, he may demand that the holders of debentures (Series A) hand over the debentures (Series A) to him or the Company for the purpose of entering on the certificate a provision regarding any such settlement, waiver, modification or amendment. At the Trustee’s demand, the Company will enter such provision on the certificates it is handed.

9.22.3.4.	The Company will submit an immediate report regarding any such change.

9.22.4.	General Assemblies

The Trustee or the Company may convene general assemblies of the holders of unpaid debentures (Series A). If the Company calls an assembly of this kind, it must immediately give the Trustee written notice of the venue, date and time at which it will be held and of the agenda. A representative of the Trustee will be entitled to participate in every such assembly.

The Company will be obligated to convene an assembly at the written request of the Trustee or holders of debentures (Series A) holding at least 10% of the unpaid balance of the debentures (Series A) still in circulation.

Holders of debentures (Series A) and the Trustee will be given at least 14 days notice of the venue, date and time of the assembly. Said notice will also include a general description of the subjects to be addressed at the meeting. If the purpose of the assembly is to discuss and adopt special resolutions, prior notice of at least 21 days is required. In this case, the notice must also details the main points of the proposed resolution. The Trustee may shorten the notice period mentioned above if the matter is urgent or if the Trustee is satisfied that if the assembly is not convened sooner, the rights of holders of debentures (Series A) would be injured. Notices to holders of debentures (Series A) by the Company or the Trustee must be given through adds in two daily Hebrew language papers of wide circulation in Israel or through registered mail to each holder according to his most recent address appearing in the Debenture holders’ Register. Any notice published or posted as described above will be deemed to have been delivered to the holders of debentures (Series A) upon the day of publication or 3 days after postage, as relevant.

A resolution adopted by an assembly convened as mentioned above will not be disqualified if by mistake notice of such assembly was not given to all holders of debentures (Series A) in circulation or if said notice was not received by holders of debentures (Series A) in circulation to which it was addressed.

The Trustee will appoint a chair for the assembly. Had the Trustee not appointed a chair or if the chair is not present at the meeting, the attending holders of debentures (Series A) will appoint one of them as chair. The assembly of holders of debentures (Series A) will be in session once the chair establishes that the quorum is in place as required.

Subject to the provisions stated above regarding special resolutions, a legal quorum will be deemed to exist at assemblies of holders of debentures (Series A), if the meeting is attended, in person or by proxy, by at least two holders of debentures (Series A) who in total hold or represent at least one tenth of the total par value of the debentures (Series A) in circulation. If a quorum is not present within half an hour of the time scheduled for the meeting, the meeting will be deferred to the same day on the following week. If that day is not a business day, it will be deferred to the business day immediately thereafter. If the deferred assembly takes place at the same hour and place as the original assembly, no additional notice is required. If the Trustee or Company (whoever called the assembly) designate a different time, date or place, they are to notify the holders of debentures (Series A) of same.

If a quorum is not present at a deferred assembly, two holders of debentures (Series A) who are present either in person or by proxy will constitute a quorum, regardless of the par value held by these two holders, provided that no later than seven days prior to the deferred assembly, holders of the debentures (Series A) are given notice of the deferred assembly. Notice of the deferred assembly is to be given in the same manner as the notice given of the original assembly, and must note that if a quorum is not present, two holders as noted above will constitute a quorum instead.

Notices as described above may also be given in the notice calling the original meeting.

Notwithstanding the above, in assemblies convened for the purpose of adopting any of the resolutions detailed below, a quorum will be deemed to be present if holders of debentures representing at least 50% of the outstanding par value in circulation are present, or - at a deferred meeting - if holders of debentures representing at least 10% of the outstanding par value in circulation are present:

9.22.4.1.	Revision and/or amendment of the Trust Deed.

9.22.4.2.	Immediate repayment of the debenture.

9.22.4.3.
Any amendment, revision or settlement of rights of holders of debentures (Series A), whether these rights arise from the debenture (Series A), the Trust Deed or any other source or from any settlement agreement or waiver relating to such rights.

Subject to the consent of a majority of holders of the unpaid balance of the principal of the debenture (Series A) who are present at an assembly that has a quorum, either in person or by proxy, the chair may defer the assembly from time to time and set new venues, as agreed by the assembly. If the assembly is deferred by ten days or more, notice of the deferred assembly will be issued in the same manner as the notice that was given of the original meeting. Holders of debentures (Series A) will not be entitled to any notice of deferral or of the agenda at a deferred assembly, except as noted above. The agenda of a deferred assembly will only include subjects that were eligible for discussion at the meeting at which the deferral was decided.

All assemblies of holders of debentures (Series A) will be held at the Company’s registered address or at any other address of which the Company gives notice, unless the Trustee gives notice of a different venue. At all assemblies of holders of debentures, every NIS 1 par value of debentures (Series A) in circulation will entitle the holder or his proxy to a single vote.

In case of co-shareholders, only the vote of the shareholder who is listed first in the Register and who wishes to vote, whether in person or by proxy, will be counted.

A holder of debentures (Series A) or his proxy may use some of his voting rights to vote in favor of a resolution and some to vote against it, as he may see fit.

All resolutions at an assembly of holders of debentures (Series A) will be decided by a majority vote. The majority for an ordinary resolution is an ordinary majority of the voters that are present and vote at the assembly. The majority for a special resolution at an assembly of this kind is at least 75% of the voters present and voting on the issue at stake.

Except for cases that must be decided by special resolution, as detailed herewith, all matters brought before the assembly of debenture holders will be decided by ordinary resolutions.

The chair’s announcement whether a resolution carried or did not carry and the entry made in this regard in the minutes will serve as conclusive evidence, and the number of votes for or against the draft resolution will not have to be proven.

A letter of proxy will be duly made in writing and executed by the holder appointing the proxy or by a representative authorized to do so on the holder’s behalf. If the party appointing the proxy is a corporation, the letter of proxy will be in writing and signed with the corporate stamp or a representative of the corporation who is empowered to sign on behalf of the corporation. A letter of proxy for an agent may be drafted in any acceptable fashion. An agent does not himself have to be a holder of a debenture. Letters of proxy are to be deposited at the Company's offices at least 48 hours prior to the relevant assembly, unless otherwise provided in the notice calling the assembly.

A vote held in compliance with the terms in the letter of proxy will be valid even if before the vote the principal passes away or is declared incompetent or if the letter of proxy is revoked or the debenture (Series A) for which the letter of proxy was granted is transferred - unless prior to the meeting, notice is received at the Company’s registered address of such death, incompetence, revocation or transfer.

A corporation that is a holder of debentures (Series A) may, subject to written authorization executed by one of the directors or the secretary, empower any person it sees fit to represent the corporation at all assemblies of holders of debentures (Series A). The person so empowered will be authorized to operate on behalf of the corporation he represents.

Minutes are to be taken of all discussions and resolutions at such assemblies. Any minutes signed by the chairperson of the assembly at which the discussions are held and the resolutions adopted or the chairperson of the subsequent assembly will serve as proof of the matters contained therein. Unless otherwise proven, any resolution adopted at such a meeting will be deemed to have been duly adopted.

Any person or persons appointed by the Trustee or Company Secretary and any other person so authorized by the Company, will be entitled to attend assemblies of the holders of debentures (Series A).

9.22.5.	Immediate Repayment

Under any of the circumstances enumerated below, the Trustee may put up the unpaid balance of the debentures (Series A) or any part thereof for immediate repayment. Under such circumstances, the Trustee will be obligated to do so if he receives a demand from holders of debentures (Series A) who on the date of the demand hold at least 25% of the par value of the debentures (Series A) in circulation. The Trustee will also be obligated to do so if required to under a special resolution (a majority of 75% of attendees and voters at a lawful assembly of holders of debentures [Series A]) adopted by the general assembly of holders of debentures (Series A).

9.22.5.1.	The Company fails to pay up any amount it is to pay in connection with the debentures (Series A) within forty-five (45) days after the deadline for such payment.

9.22.5.2.
The court has appointed a temporary receiver for the Company or a valid resolution is adopted to dissolve the Company (except for dissolution for the purpose of merger with another company and/or restructuring) and said appointment or resolution are not canceled within forty-five (45) days.

9.22.5.3.
If any of the circumstances listed below materializes and the Trustee feels that this might prejudice the rights of holders of debentures (Series A) and/or holders of debentures (Series A) adopt a special resolution as mentioned above:

1.	If attachments on Company assets are enforced;

2.	An attachment order is issued for material Company assets and the attachment is not lifted within forty-five (45) days;

3.	temporary or permanent receiver is appointed for the Company and/or its assets and the appointment is not revoked within forty-five (45) days

4.
the Company discontinues and/or announces its intention to stop effecting payments and/or there is substantive cause for concern that it would stop effecting payments and/or transacting business and/or that it would stop managing its business.

5.
The Company breaches or fails to comply with any term or obligation of the letters of undertaking and Trust Deed and said breach or failure are liable to injure the rights of holders of debentures (Series A).

However, the Trustee will not put up the debentures (Series A) for immediate repayment unless one of the following conditions is met:

9.22.5.4.
The Trustee has given the Company prior written notice of intention to take action and the Company has failed to comply with the instructions contained in the notice within ninety (90) days of receipt. Said notice must require the Company to remedy the circumstance described above and in connection with which the notice has been issued.

9.22.5.5.
The Trustee believes that any delay in putting up the Company’s debt for repayment prejudices the substantive rights of holders of debentures (Series A), and the Trustee has given the Company notice of putting up the debentures (Series A) for immediate repayment.

9.22.6.	Trustee - Expiry of Tenure

The provisions of the Securities Law will apply to the Trustee’s tenure and its conclusion and to the appointment of a new Trustee, including regarding the necessary majority. In compliance with the provisions of the Securities Law, the Trustee and his successors may resign at any time by to written notice to the Company. Trustee’s resignation will only become effective subject to court approval and on the date approved by the court.

The court may dismiss a Trustee if the latter fails to adequately fulfill his duties or for any other reason at the discretion of the court.

The Company and/or holders of ten percent of the unpaid balance of the par value of the debentures (Series A) in circulation may convene an assembly of holders of debentures (Series A). An assembly convened this way may decide, by a vote of holders or their proxy representing at least fifty percent of the unpaid balance of par value of the debentures (Series A), to dismiss the Trustee.

The Securities Authority may ask the court to terminate the tenure of a Trustee, in compliance with Article 35(xiv) of the Securities Law.

The Company will immediately report any such event concerning the tenure of the Trustee.

Upon the end of a Trustee’s tenure, the court may appoint a new Trustee for a period and under terms as the court may see fit. The Trustee whose tenure has ended will continue to serve as Trustee until a replacement is appointed.

Any new Trustee will have the same powers and authorities as his predecessor and will be able to operate as though he was Trustee to begin with.

9.22.7.	Indemnifying the Trustee

Notwithstanding the Trustee’s right to compensation under the law and/or under the Trust Deed, the Trustee, his representative, manager, agent or any other person he may appoint in compliance with the Trust Deed will be entitled to indemnification out of the money received by the Trustee through proceedings he has initiated and/or through any other measure in compliance with the Trust Deed. Said indemnification may be in connection with obligations these persons have assumed, expenses they have incurred in the course of or in connection with executing the trust expenses they have incurred in the course of executing the trustTrust Deedin compliance with the Trust Deed and which they felt were necessary for this purpose and/or in connection with the exercise of authorities granted under the Trust Deed and in connection with any legal proceedings, legal opinions and opinions of other experts, and negotiations, costs, claims and demands regarding any law and/or act that may have been performed and/or has not been performed in any particular manner in connection with the trust. The Trustee may withhold the money in his possession and use it for such indemnification.

Holders of debentures (Series A) and/or the Company will indemnify the Trustee for any reasonable expenses incurred in connection with transactions carried out pursuant to his duties as Trustee under the Trust Deed or under instructions from holders of debentures (Series A).  The obligation to indemnify may include advance indemnification and indemnification for torts for which the Trustee may be held liable under an unappealable court decision or a settlement agreement toward a third party that is not a debenture holder.

9.22.8.	Reports to the Trustee

Until all the debentures (Series A) are fully repaid, the Company will furnish the Trustee with:

9.22.8.1.
Audited financial statements for the fiscal year ended December 31 of the previous year, and any financial statements immediately after their publication. A statement regarding attachments created after the previous statement will be appended to the semi-annual and annual financial statements.

9.22.8.2.	Any interim and quarterly financial statement, immediately after publication, plus an auditor's review of said statement.

9.22.8.3.	Any statement or report submitted to the Securities Authority, at the same time said document is submitted to the Securities Authority.

9.22.8.4.
A copy of any document that the Company submits to its shareholders or holders of debentures (Series A) and details of any information conveyed to them in any other manner and any other information as the Trustee may reasonably require.

9.23.	Securities

There is no lien securing the debentures (Series A).

All debentures (Series A) will rank pari passu in respect of the amounts due for each.

The Company reserves the right to subject its assets to attachments of any rank and will not have to obtain the approval of the Trustee or holders of debentures (Series A) for this purpose.

   CHAPTER 10: TERMS OF THE WARRANTS, SERIES 1 - 2

10.1.	General

The warrants are issued in accordance with the resolution of the Board of Directors of the Company from March 30th 2005.

10.2.	Definitions

In this Chapter -

"the Warrants"	– Warrants (Series 1) and Warrants (Series 2).
"the Warrants (Series 1)	– Registered Warrants (Series 1), offered under this Prospectus.
"the Warrants (Series 2)	– Registered Warrants (Series 2), offered under this Prospectus.
"the Register"	– The Register of Warrants (Series 1) Holders and the Register of Warrants (Series 2) Holders.
"the Holder" of Warrants	– The Holder registered in the relevant Register.
"Business Day"	– A day on which most of the banks in Israel are open for the public to make transactions.
"Trading Day"	– A day on which trading takes place on the TASE.
"the Exercise Date"
– The day on which the TASE clearing house received notice of exercise of an Option Warrant from a member of the TASE. On this point, notice of exercise received at the TASE clearing house after 12:00 (noon) will be deemed to have been received before 12:00 (noon) on the following day.

"the Underlying Share"	– An ordinary share of NIS 0.01 par value of the Company.
"the Exercise Period (Series 1)"	– Any Trading Day commencing June 1st 2005 and until August 15th 2005 (inclusive).
"the Exercise Period (Series 2)	– Any Trading Day commencing June 1st 2005 and until August 15th 2007 (inclusive), except between the 12th and 16th (inclusive) of each month.

"the Exercise Period"	– The Exercise Period (Series 1) or the Exercise Period (Series 2), as the case may be.
"the Exercise Price (Series 1)"	– NIS 32, subject to adjustments as set forth in Section 10.11 below.
"the Exercise Price (Series 2)"	– NIS 40, linked to the CPI, subject to the adjustments set forth in Section 10.11 below.
"the Exercise Price"	– The Exercise Price (Series 1) or the Exercise Price (Series 2), as the case may be.
"the Known Index"	– The last known index.
"the Base Index"	– The index published on March 15th in respect of February 2005.
"the Exercise Index"
– The Index Known on the date of exercise, but if the Exercise Index is lower than the Base Index, the Exercise Index will be the Base Index. If on the date of exercise it transpires that the Exercise Index has risen compared with the Base Index, the Exercise Price will increase proportionally to the extent of the rise of the Exercise Index compared with the Base Index.

"the Consumer Price Index" or "the Index"
– The price index known as the "Consumer Price Index" including fruit and vegetables, which is published by the Central Bureau of Statistics, or that Index even if published by another official entity or institution, or any official index that supersedes it whether constructed from the same data as those on which the existing index is structured or not. If another index replaces it which is published by such an entity or institution and that entity or institution did not determine the its ratio to the replaced Index, the ratio will be determined by the Central Bureau of Statistics, and if that ratio is not so determined, then the Company will determine the ratio of the other index to the replaced Index in consultation with economic experts of its choice.

"the Nominees Company"	– The Nominees Company of Bank Hapoalim Ltd.

10.3.	Terms of exercise

The Warrants (Series 1)

10.3.1.
The Warrants (Series 1) are exercisable into the Underlying Shares during the Exercise Period (Series 1). Each Option Warrant (Series 1) can be exercised into one ordinary share of NIS 0.01 par value, against payment in cash of the Exercise Price (Series 1) as aforesaid.

10.3.2.	An Option Warrant (Series 1) not exercised by the end of the Exercise Period (Series 1) will expire, will be null and void, and will not grant its holder any right.

10.3.3.	If the last day of the Exercise Period (Series 1) is not a Trading Day, the last exercise day will be postponed to the first Trading Day thereafter.

The Warrants (Series 2)

10.3.4.
The Warrants (Series 2) are exercisable into the Underlying Shares during the Exercise Period (Series 2). Each Option Warrant (Series 2) can be exercised into one ordinary share of NIS 0.01 par value, against payment in cash of the Exercise Price (Series 2), linked to the Consumer Price Index, at the ratio of the Exercise Index to the Base Index, as aforesaid.

10.3.5.	An Option Warrant (Series 2) not exercised by the end of the Exercise Period (Series 2) will expire, will be null and void and will not grant its holder any right.

10.3.6.	If the last day of the Exercise Period (Series 2) is not a Trading Day, the last exercise day will be postponed to the first Trading Day thereafter.

10.4.	The Register of the Holder of the Warrants

At its registered office, the Company will maintain and manage a Register in which it records the names and addresses of the Holders of the Warrants (Series 1), the number of Warrants (Series 1) they hold and transfers of Warrants (Series 1), and a Register in which it will record the names and addresses of the Holders of the Warrants (Series 2), the number of Warrants (Series 2) they hold and transfers of Warrants (Series 2). The Company is entitled to close the each of the Registers or both of them from time to time, provided that the total period in which the registers are closed does not exceed 30 (thirty) days in any year.

The provisions of the Company's Articles of Association concerning records in the Shareholders Register, a person appointed as liquidator, trustee or receiver of a shareholder, with reference to joint Holders of shares and with reference to giving notices to shareholders, shall apply, mutates mutandis, to the Holders of the Warrants.

10.5.	Split and transfer

The Company will not issue Warrant certificates, and their holding will be by means of letters of allotment. Every letter of allotment of a warrant (Series 1) or (Series 2) can be split into a number of Warrants, where the total number of Warrants (Series 1) or Warrants (Series 2) comprising them will be equal to the number of Warrants from the series included in the letter of allotment and whose split is requested. The split will be effected on the basis of an application to split, signed by the registered Holder of that Warrant or his legal representatives, which will be delivered to the Company at its registered office, including stamp tax and other mandatory payments, if any, which apply to the applicant for the split.

Warrants can be transferred, provided that an appropriate deed of transfer is submitted to the Company. The deed of transfer will be in a format similar to that of a deed of share transfer and will be delivered for registration at the registered office of the Company together with the letter of allotment and the amount required for payment of stamp tax and levies or other mandatory payments, if any. The Company may demand that proof be shown to it concerning the transferor's ownership and concerning his right to transfer the Warrant. The Company may refuse to record transfers where the deed of transfer relating to them is not duly signed or stamped.

The Company's Articles of Association applicable to the transfer and assignment of fully paid up shares shall apply, mutatis mutandis, to a transfer of the Warrants.

10.6.	Right of exercise

On any Trading Day during the Exercise Period relevant to the Warrants (Series 1) or the Warrants (Series 2), as the case may be, the registered Holder of a Warrant is entitled to exercise his right under a warrant from the relevant series, and purchase, by virtue of any Warrant from that series, an Underlying Share against payment of the Exercise Price set for that series.

10.7.	The bylaws of the TASE clearing house

The bylaws of the TASE clearing house provide as follows:

10.7.1.
The notice of exercise received by 12:00 at the offices of the member of the TASE through whom the Warrants are held, will be transferred by the member to the TASE clearing house no later than at 12:00 on the subsequent Trading Day.

10.7.2.
Having received a notice of exercise from the member of the TASE by 12:00 noon, the clearing house will debit the member of the TASE with the financial consideration and will credit the Nominees Company accordingly, no later than 12:00 noon on the Trading Day after the notice was delivered to it as aforesaid.

10.7.3.
Having received the credit note by 12:00 noon as provided in Section 10.7.2 above, the Nominees Company will transfer the notice of exercise to the offices of the Company no later than at 12:00 noon on the subsequent Trading Day.

10.7.4.	Any notice of those referred to in Sections 10.7.1 - 10.7.3 above received after 12:00 noon on any Trading Day will be deemed to have been received before 12:00 noon on the subsequent Trading Day.

Notwithstanding the aforesaid, on the last exercise day, the members of the TASE must transfer the final exercise applications to the clearing house by 09:00. Exercise will be effected the same day. A member of the TASE who does not submit the application by that hour, will be deemed by the clearing house not to have exercised his right and the Warrant will expire.

10.8.	Exercise of the Warrants

10.8.1.
Every Holder of a warrant (hereinafter - "the Applicant") wishing to exercise a right to purchase the Underlying Shares, will submit, through members of the TASE, and if he is a registered Holder - directly to the Company, a written application in the accepted wording together with a written declaration as set forth in Section 10.8.3 below (hereinafter - "the Notice of Exercise"), together with the letters of allotment of the Warrants relating to the application, and together with the Exercise Price in respect of each Warrant, subject to adjustments as set forth in Section 10.11 below.

10.8.2.
The Exercise Date, as defined in Section 10.2 above, will be deemed to be the day on which the TASE clearing house received a Notice of Exercise by members of the TASE, which meets all the conditions mentioned above, and for a registered Holder of Warrants, the date on which the Notice of Exercise was delivered to the Company.

10.8.3.
The Applicant will sign any document required under any law and according to the Articles of Association of the Company for allotment of the Underlying Shares. Without derogating from the aforesaid, the Board of Directors of the Company is authorized to empower a manager in the Company or its Secretary or any person it sees fit, to sign in the name of and for the Applicant on any application, agreement and/or document required for completing the allotment of the Underlying Shares. Inter alia, each Applicant will declare in writing that he is not a U.S. resident and that he is not exercising the Warrants for a U.S. resident.

10.8.4.
If the Applicant does not fully comply with all the conditions for exercise of the Warrants and the matter cannot be remedied by whoever is appointed by the Board of Directors as aforesaid, then the Notice of Exercise will be deemed void and the letters of allotment of the Warrants and the monies enclosed with the Notice of Exercise will be returned to the Applicant.

10.8.5.	A Notice of Exercise cannot be cancelled or changed.

10.8.6.	No right exists to exercise fractions of Warrants, but a letter of allotment of Warrants can be split, as provided in Section 10.5 above.

10.9.	Allotment of Underlying Shares and share certificates

10.9.1.
During the Exercise Period, within one Trading Day after receipt of the Notice of Exercise, the Company will allot to the Applicants the Underlying Shares due to them and will ensure their listing on the TASE as soon as possible thereafter.

10.9.2.
The Applicant will not be entitled to an allotment of a fraction of an Underlying Share, but any fractions of shares generated in the exercise, if generated, will be sold by the Company on the TASE within 30 (thirty) days of the date of the allotment, provided that if within those 30 (thirty) days these fractions of shares accumulate to a quantity of whole shares acceptable for sale on the TASE, the sale will be made later, but not later than within 90 (ninety) days. The net proceeds from the sale (after deduction of levies and mandatory payments), if any, and a handling commission) will be divided proportionally among those entitled to them, within 15 (fifteen) days of the date of the sale. The Company will not send checks of less than NIS 50 (fifty) to the entitled entities.

10.9.3.	By the end of the month following the month in which the Underlying Shares were allotted, the Company will deliver the appropriate Underlying Share certificates to the Applicants.

10.9.4.	The exercised Warrants will be deemed void commencing on the date of allotment of the Underlying Shares.

10.10.	The rights conferred by the Underlying Shares

The Underlying Shares will be equal in their rights to the ordinary shares of NIS 0.01 par value existing at that time in the Company's equity, and will entitle their Holders to all the dividends and rights for receipt of which the Date of Record is the Exercise Date or thereafter.

10.11.	Adjustments and participation in an issue of rights, allotment of bonus shares and dividend distribution

From the date of the Prospectus to the end of the Exercise Period, the following provisions will apply to the Holders of Warrants that have not yet been exercised:

10.11.1.	If the Company distributes bonus shares for which the date of record for eligibility to participate in the distribution is before the end of the Exercise Period, then -

10.11.1.1.
Immediately after the Date of Record for eligibility to participate in the distribution of the bonus shares (hereinafter - "the Date of Record"), the number of shares deriving from conversion to which a Holder of Warrants (Series 1) or Warrants (Series 2) will be entitled upon their conversion, will increase, by adding a number and class of shares to which the Holder of the Warrants would have been entitled as bonus shares had he converted the Warrants (Series 1) or the Warrants (Series 2) on the Date of Record.

The allotted bonus shares will entitle their holders to participate in the full cash dividend and any other distribution, including of additional bonus shares for which the Date of Record is the Exercise Date or thereafter. The additional bonus shares allotted as aforesaid will also be equal in their rights from all other aspects to the ordinary shares from that the same class in the Company's capital.

10.11.1.2.	A Holder of a Warrant will not be entitled to receive a fraction of a whole share.

10.11.1.3.
If the Company distributes a dividend for which eligibility (hereinafter in this Section 10.11.1.3 - "the Determining Day") predates the Exercise Date of the Warrants, the rights of the Holders of the Warrants will be preserved by way of reducing the Exercise Price of the Warrants in accordance with the following provisions:

  (1) Immediately after the Determining Day, the ratio obtained from dividing the Company's share price on the TASE as set by the TASE and adjusted for distribution of the dividend (the X-dividend price), by the share price at the end of the Determining Day ("the Dividend Ratio"), will be calculated.

  (2) The new Exercise Price of the Warrants will be set according to the product of the Exercise Price on the Determining Day and the Dividend Ratio as defined above.

The Company will give notice of the adjusted Exercise Price as aforesaid, no later than the day on which the ex-dividend shares are traded.

10.11.2.
The Number of Underlying Shares will not increase and the Exercise Price for one Underlying Share will not decrease, in the event of any offerings or distributions (including offerings to interested parties) which are not a distribution of bonus shares, but in the event of an issue of rights, the provisions of Section 10.11.3 will apply to them.

10.11.3.
If rights to purchase any securities are offered to the Company's shareholders, the Exercise Price will not be adjusted, but the number of Underlying Shares obtained in respect of exercise of Warrants that have not yet been exercised into shares on the Date of Record for the right to purchase rights in an issue of rights, will be adjusted to the bonus component in the rights, as reflected in the ratio of the share price on the TASE on the Determining Day to the basic X-rights price.

The adjustment methods described above are immutable.

10.12.	Provisions for protection of the Holder of the Warrants during the Exercise Period

From the date of this Prospectus and as long as exercisable Warrants from this offering are still in circulation, the following provisions will apply:

10.12.1.
The Company will maintain in its registered capital a sufficient quantity of ordinary shares of NIS 0.01 par value to guarantee the allotment of all the shares likely to be required in respect of exercise of all the Warrants in circulation, and if necessary the Company will ensure that its registered capital is increased accordingly.

10.12.2.
If the Company consolidates the ordinary shares of NIS 0.01 par value in its issued capital into shares of a greater par value, or if it sub-divides them into shares of a smaller par value, the number of Underlying Shares that will subsequently be allotted due to exercise of the Warrants will increase or decrease, as the case may be. The Holder of a warrant will not be entitled to receive a fraction of a share or compensation for it in the event of such consolidation or division; in this case, the provisions of this Chapter should be read subject to the changes necessitated.

10.12.3.
If a resolution is to voluntarily liquidate the Company, the Company will give written notice to all the Holders of Warrants who are registered in the Registers concerning that resolution and concerning the right of exercise mentioned below, and will publish notice thereof in two daily newspapers of wide circulation in Israel in Hebrew.

Each Holder of a Warrant is entitled to payment equivalent to the amount that would have been payable to him upon liquidation if he were a shareholder, due to exercise of the Warrants he held immediately prior to the decision on liquidation, net of the Exercise Price, if any balance remains for distribution in the liquidation which is sufficient for that payment.

10.12.4.
The Company will make available to the Holders of the Warrants, at its registered office during normal working hours, a copy of the periodic reports, as defined in the Securities Regulations (Periodic and immediate reports), 5730-1970, and also annual financial statements and interim financial statements. Upon a written request of a Holder of a Warrant, the Company will send him a copy of the above reports, to an address in Israel provided by the Holder.

10.12.5.
No later than 21 (twenty-one) days and no earlier than 30 (thirty) days before the end of the Exercise Period of the Warrants (Series 1) or of the Warrants (Series 2), the Company will publish, in two daily newspapers of wide circulation in Israel in Hebrew, and will send written notice (with a copy to the TASE) to all the Holders of the Warrants (Series 1) or Warrants (Series 2), as the case may be, of the last date for exercise of the Warrants. The notice will state the Exercise Price, the number of Underlying Shares and bonus shares to which the Holders of the Warrants from the relevant series will be entitled at that time, and also that at the end of the Exercise Period of that series the Warrants will be null and void.

10.12.6.	The Company will not distribute to the holders of the ordinary shares of NIS 0.01 par value, bonus shares that are not ordinary shares of NIS 0.01 par value.

10.12.7.
The Company will not distribute to the holders of ordinary shares of NIS 0.01 par value a dividend and/or bonus shares and/or rights to purchase securities, unless the Date of Record for their receipt is at least 10 days after publication of the Company's notice concerning the distribution.

10.13.	Change of the rights of the Holders of Warrants and their meetings

10.13.1.	In this paragraph, "Holders" - including a Holder through a nominees company.

10.13.2.
With the prior approval of a special and separate resolution adopted by a majority of 75% of those voting at a separate general meeting of the Holders of the Warrants (Series 1) or of the Holders of the Warrants (Series 2), and a special resolution adopted by a simple majority of those attending a special general meeting of the shareholders of the Company, the Company may (but is not obligated to) to reach a settlement with the Holders of the Warrants (Series 1) or the Holders of the Warrants (Series 2), concerning any right or claim they may have, and/or make any amendment, change or arrangement of their rights or of any term from the Warrants of the relevant series.

Notwithstanding the aforesaid, under the TASE bylaws, the terms of warrants in everything relating to the exercise period, the exercise price, the linkage terms and the ways of protection in the event of a distribution of bonus shares and/or rights - are immutable; nevertheless, the Company may change the Exercise Price and Exercise Period of the Warrants (Series 1) or of the Warrants (Series 2), provided that it is done by way of an arrangement or settlement approved by a court of law according to Section 350 of the Companies Law.

10.13.3.
The Company may convene a meeting of all the Holders of the Warrants (Series 1) or of all the Holders of the Warrants (Series 2). Meetings of the Holders of the Warrants (Series 1) or of the Holders of the Warrants (Series 2) will be decided by vote.

10.13.4.
The Company must call a meeting of the Holders of the Warrants (Series 1) or of the Holders of the Warrants (Series 2) at the request of the Holders of at least 10% of the Warrants from that series which are in circulation, who request that the meeting be called. The Company may demand indemnification from those making the request, to the Company's satisfaction, for the reasonable expenses involved therein.

10.13.5.
The Holders of the Warrants (Series 1) or of the Holders of the Warrants (Series 2) will be given 14 days' notice of the meeting of the Holders of the Warrants from the relevant series, which will state the place, date and time of the meeting and will provide, in general terms, the subjects on the agenda of the meeting.

10.13.6.
Any notice on behalf of the Company to the Holders of the Warrants will be given by a notice published in two newspapers of wide circulation in Israel in Hebrew and sent to the Holders of the Warrants from that series, by registered mail to their last address recorded in the Register, with a copy to the TASE. Any notice published and sent as aforesaid will be deemed to have been delivered to the Holder of the Warrants after the three days have elapsed from the day on which the notice appeared in the newspaper or after seven days have elapsed from the day of its dispatch by mail (whichever is the earlier).

10.13.7.
The provisions applicable to the Company shareholders concerning the calling of general meetings, voting in them, quorum, and so forth shall apply, mutatis mutandis and insofar as they do not contradict the provisions of this Chapter, to the Holders of the Warrants. It is clarified that each Warrant (Series 1) or (Series 2) is entitled to one vote at the general meeting of the Holders of the Warrants from that series.

10.14.	Expiration of the Warrants

If a Warrant is not exercised by the end of the Exercise Period of that series of Warrants, i.e. the Notice of Exercise, the Exercise Price and the relevant Warrants were not received at the Company by the end of the Exercise Period of that series of Warrants, the Warrant will expire and will be null and void and will not confer any right whatsoever upon its Holder.

10.15.	Issuance of additional warrants

The Company reserves the right to allot in the future additional warrants from the same series, subject to the provisions of the law.

Without derogating from the generality of the aforesaid, the Company may offer the additional warrants without need of notification to the Holders of the Warrants and/or of receipt of their approval. All the provisions applicable to the Warrants (Series 1) or the Warrants (Series 2) under this Prospectus, shall apply to the additional warrants of that series.

11.   MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

We are a public company registered under the Israel Companies Law as Internet Gold - Golden Lines Ltd., registration number 52-004426-4. Pursuant to our memorandum of association, we were formed for the purpose of providing various services in the telecommunication industry and performing various corporate activities permissible under Israeli law.

On February 1, 2000, the Israeli Companies Law, 1999-5759, or the Companies Law, came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to bankruptcy, dissolution and liquidation of companies. Under the Companies Law, various provisions, some of which are detailed below, overrule the current provisions of our articles of association.

The Powers of the Directors

Under the provisions of the Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested, unless such proposal, arrangement or contract is in the ordinary course of business or the majority of directors are personally interested in such proposal, arrangement or contract. In the event the majority of the members of the board of directors have a personal interest in the proposed transaction, approval of our shareholders at a general meeting is required. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Annual and Extraordinary Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by (i) the board of directors, as it decides or upon a demand of any two directors or 25.0% of the directors, whichever is lower, or (ii) one or more shareholders holding in the aggregate at least 5.0% of our issued capital and 1.0% of our voting rights or one or more shareholders holding in the aggregate at least 10.0% of our voting rights. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the boards’ of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder.

Disclosure of Shareholders Ownership

The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

Indemnification of Directors and Officers

The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders. The Companies Law provides that a company may enter into such a contract in respect of an act performed by an office holder in his capacity as such, in respect of:

•	a breach of his duty of care to us or to another person;

•	breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person.

In addition, we may indemnify an office holder in respect of an act performed in his capacity as an office holder, against:

a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; and

reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted or in a criminal charge in which he was convicted, provided such charge does not require proof of culpable mental state.

These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of certain improper actions.

Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, , in specified circumstances, by our shareholders.

Our articles of association provide that subject to any restrictions imposed by the Companies Law, we may procure insurance for, or indemnify any officer holder, to the fullest extent permitted, provided that the procurement of any such insurance or provision of any such indemnification, as the case may be, is approved by the audit committee and otherwise as required by law.

We currently maintain a directors and officers liability insurance policy providing coverage of not more than $5,000,000 for any one case and in the aggregate. Our current directors and officers liability insurance policy expires on July 31, 2005.

In October 2003, we undertook to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5,000,000, to the extent that their liability is not covered under our directors and officers liability insurance policy. Our indemnification undertaking will automatically expire in the event we increase the coverage under the directors and officers liability insurance policy to $10,000,000 or more. In the event that coverage under the policy is increased, the indemnification amount will decrease by the same amount, until expiration.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the U.S. Securities Act of 1933 and is therefore unenforceable.

12.    MATERIAL CONTRACTS

Since January 1, 2003, we have entered into the following material contracts:

In July 2003, we entered into a long-term agreement with Barak I.T.C. (1995) Ltd, to purchase rights of use for 14 international fiber optic lines (presented at our financial statements as a capital lease) until 2017, with the option to extend the agreement for an additional five year period. Until then, we leased international lines on a monthly basis at higher rates from various long-distance carriers. According to the agreement, we are obliged to connect all the 14 international lines in the next two years. The total capacity of the lines is 2.2 GB. This increased capacity is required to meet the demand of our rapidly growing broadband customer base.

In April 2004, we entered into a long-term agreement with Bezeq International Ltd, to purchase rights of use for one international fiber optic line for at least 13 years beginning in May 2004. In May 2004, we entered into an additional agreement with Bezeq International Ltd for an additional fiber optic line on the same terms. This increased capacity is required to meet the demand of our rapidly growing broadband customer base.

During 2004, we entered into collaboration with Mirapoint for the provision of anti-virus and anti-spam software licenses to our clients. Since 2000, Mirapoint has provided us with maintenance services for our mail server. Due to the increase in the past year in the demand for Gold Mind's value-add services, such as anti-virus and anti-spam services, and its rich Internet content, such as customized on-line magazines and newsletters, which are provided through our mail server, the collaboration with Mirapoint has become more material to us.

Since the launch of the international telephony service in August 2004, we have entered into agreements with several international carriers for the purchase of international long distance voice services to about 240 destinations around the world.

For details regarding the underwriting agreement, please see Chapter 17.

13.   EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

14.   TAXATION

MATERIAL INCOME TAX CONSIDERATIONS

General Tax Structure

The following is a summary of the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations

General Corporate Tax Structure. In 2004, Israeli companies were subject to corporate tax at the rate of 35% of taxable income. This tax rate is expected to decrease gradually to 34% in 2005, 32% in 2006 and 30% from 2007.

Dividends received from another Israeli company are exempt (except for dividends derived from income earned outside of Israel). Furthermore, in Israel, individuals must pay income tax at graduated marginal rates from 10% to 49%. Nevertheless, a company or individual, i.e., a non-resident of Israel, may benefit from exemptions or reductions in respect of all or a portion of such Israeli taxes, under the provisions of an international tax treaty, such as the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income.

Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments) (1985), or the Inflationary Adjustments Law, affects the taxation of earnings of Israeli companies and individuals, under certain circumstances. This statute attempts to overcome some of the problems presented to a traditional tax system by an economy undergoing rapid inflation, which was the case in Israel at the time the law was enacted. Israel’s inflation rate has been materially reduced in recent years.

The Inflationary Adjustments Law is characterized by a high degree of complexity. Its main features can be described generally as follows:

(a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets. Where a company’s equity, as defined in the law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of Fixed Assets exceeds a company’s equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

(b) Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

(c) Gains on the sale of certain traded securities are taxable in certain circumstances, subject to detailed rules which were modified as of January 1, 1999. Today, all Israeli companies, except certain companies in certain cases, are subject to reporting and taxation requirements under this law.

Taxation of Our Shareholders

Capital Gains on Sales of Our Ordinary Shares. Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the devaluation of the shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

•	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

•	who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

However, this exemption does not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of the U.S.-Israeli tax treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

For residents of other countries, the purchaser of shares may be required to withhold 25% capital gains tax on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the seller’s country of residence.

Under new legislation, which became effective on January 1, 2003, the capital gain from the sale of shares by non Israeli residents would be tax exempt in Israel as long as our shares are listed on the Nasdaq National Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, and (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign Exchange. If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2002 their sale would be subject to 35% so long as the shares are listed on a stock exchange, such as the Nasdaq National Market, which is recognized by the Israeli Ministry of Finance, and (B) for the period commencing January 1, 2003, the sale of the shares would be subject to a 15% tax if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. If we are delisted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 25% unless an exemption or other tax rate applies in accordance with a tax treaty between Israel and the shareholder’s country of residence.

Non-residents of Israel are subject to tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income, such as income received for services rendered in Israel. We are required to withhold income tax at the rate of 25% with respect to passive income, unless a different rate or an exemption is provided in a tax treaty between Israel and the shareholder’s country of residence.

Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of shares in an Israeli company which are traded on certain stock markets, including The Nasdaq National Market, subject to the provisions of any applicable double taxation treaty.

Stamp Duty

Stamp duty applies in Israel to various types of documents at various rates, depending primarily on the type of the document and the amount specified, or not, therein. In June 2003, the Israeli statute imposing the stamp duty was amended in a manner believed by many to significantly expand the tax basis. Following this amendment, the Israeli Tax Authority has increased enforcement of this statute. The amendment to the statue and the enforcement actions taken by the Israeli Tax Authority are in legal dispute before the Israeli Supreme Court, which has not yet ruled on this matter. In addition, under current legislation the stamp duty statute is expected to be gradually phased out until its complete cancellation in 2008. To date, we have not received a demand for payment of stamp duty following this amendment. We currently do not believe that any stamp duty that may be imposed on us as a result of this amendment would materially adversely affect our financial condition.

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences of the ownership of our ordinary shares. This summary does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares. This description assumes that holders of our ordinary shares will hold the ordinary shares as capital assets. This summary does not address tax considerations applicable to holders who may be subject to special tax rules, including:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who received ordinary shares as compensation for the performance of services;

•	holders who own, or are deemed to own, at least 10% or more, by voting power or value, of our shares;

•	investors whose functional currency is not the United States dollar; or

•	holders who hold our ordinary shares as part of a position in a straddle or as part of a hedging or conversion transaction for United States federal income tax purposes.

Further, this description does not address any United States federal estate and gift or alternative minimum tax conse-quences, nor any state, local, or foreign tax consequences relating to the ownership and disposition of our ordinary shares.

This description is based on the Internal Revenue Code of 1986, as amended, United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report. The United States tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

Unless specifically noted below, the following description applies only to owners of our ordinary shares that are United States holders for United States federal income tax purposes.

For purposes of this description, a United States holder is a beneficial owner of ordinary shares that, for United States federal income tax purposes, is:

•	citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any state, including the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•
a trust if such trust validly has elected to be treated as a United States person for United States federal income tax purposes or if a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

A non-United States holder is a beneficial owner of ordinary shares that is not a United States holder.

Shareholders should consult their own tax advisors with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the entire amount of any distribution made to you with respect to ordinary shares, other than any distributions of our ordinary shares made to all our shareholders, will constitute dividends to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. For these purposes, the amount of the distribution will not be reduced by the amount of any Israeli tax withheld from the distribution. Non-corporate U.S. Holders may be taxed on the dividend distributions made in taxable years beginning before December 31, 2008 at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). However, non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code or that receive dividends with respect to which they are obligated to make related payments, will not be eligible for the reduced rates of taxation. In addition, the dividends will be included in your gross income as ordinary income and will not be eligible for the dividends received deduction generally allowed to corporate United States holders. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

If distributions with respect to our ordinary shares exceed our current and accumulated earnings and profits, the excess distributed with respect to any ordinary share would be treated first as a tax-free return of capital to the extent of your adjusted basis in that ordinary share. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain, subject to the rules described under “Sale or Exchange of our Ordinary Shares.”

If we pay a dividend or distribution in NIS, you will be required to take the dividend or distribution into account at its dollar amount based on the spot rate of exchange in effect on the distribution date. You will have a tax basis for United States federal income tax purposes in the NIS received equal to that dollar value, and any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

You may generally elect to claim the Israeli income tax withheld from dividends and distributions you receive with respect to ordinary shares as a foreign tax credit against your United States federal income tax liability, subject to a number of limitations. Among the limitations, the foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income tax payable with respect to each such class. Dividends we pay generally will be included in the “passive income” class for these purposes, or, in the case of certain financial services entity holders, “financial services income.” U.S. Holders should note, however, that recently enacted legislation eliminates the “financial services income" category for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories are limited to "passive category income" and "general category income.” In lieu of claiming a foreign tax credit, you may claim a deduction for the withholding taxes if you itemize your deductions. Dividends received by you with respect to ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation.

Subject to the discussion below under “Backup Withholding and Information Reporting,” if you are a non-United States holder of our ordinary shares, you will not be subject to United States federal income or withholding tax on dividends you receive on ordinary shares, unless the dividends are effectively connected with the conduct by such non-United States holder of a trade or business in the United States.

  Sale or Exchange of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, you will recognize capital gain or loss for United States federal income tax purposes when you sell or exchange our ordinary shares. The amount of gain or loss will be equal to the difference between your adjusted tax basis in the ordinary shares and the amount realized on their disposition. If you are a noncorporate United States holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for our ordinary shares exceeds one year. Any gain or loss recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. Capital losses may only be used to offset capital gains, except that non-corporate U.S. holders are entitled to deduct capital losses in excess of capital gains not to exceed $3,000 per taxable year.

Subject to the discussion below under “Backup Withholding and Information Reporting,” if you are a non-United States holder of our ordinary shares, we expect that you will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of such ordinary shares unless (1) such gain is effectively connected with the conduct by you of a trade or business in the United States, (2) in the case of gain realized by an individual non-United States holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (3) you are subject to the rules applicable to certain United States expatriates.

Passive Foreign Investment Company Considerations

A non-United States corporation will be classified as a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes in any taxable year in which, after applying applicable look-through rules with respect to a 25% or more owned subsidiary, either (1) at least 75% of its gross income is “passive income,” or (2) at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ended December 31, 2004. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares.

If we were a PFIC, you could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ordinary shares. You should consult your own tax advisor regarding our potential status as a PFIC and the tax consequences that would arise if we were treated as a PFIC.

Backup Withholding and Information Reporting

United States backup withholding taxes and information reporting requirements apply to certain payments to noncorporate holders of stock. Information reporting requirements will, and a backup withholding tax may, apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient, including a corporation, a payee that is a non-United States person that provides an appropriate certification and certain other persons. Backup withholding is not an additional tax and may be claimed as a credit against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information. The backup withholding tax rate is 28% for years 2003 through 2010.

In the case of such payments by a payor within the United States, or by a U.S. payor or U.S. middleman, to a foreign simple trust, foreign grantor trust or foreign partnership, other than payments to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of such income tax regulations and payments to a foreign simple trust, foreign grantor trust or foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the person treated as the owner of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. Shareholders should consult their own tax advisors concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

15.   DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

As a foreign private issuer, we are exempt from certain provisions of the U.S. Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the U.S. Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required under the U.S. Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the U.S. Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

Document we file pursuant to the U.S. Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.zahav.net.il. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The U.S. Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

The documents concerning our company which are referred to in this Registration Statement may also be inspected at our offices located at 1 Alexander Yanai Street, Petach Tikva, Israel.

Taking into consideration the fact that we are registered with the TASE under the provisions of dual listing, our reports to the ISA and the TASE are made in English, according to the requirements of U.S. law.

Documents for Review

A copy of this prospectus, the permit to publish this prospectus, the Trust Deed, and copies of all published statements and reports and of opinions and certifications regarding the prospectus or that are mentioned therein are available for review at the Company’s registered address at 1 Alexander Yanai St., Petah Tikva, during regular office hours. These documents can also be reviewed at the Company's investor information web page at www.igld.com and at the website of the Securities Authorities at www.magna.isa.gov.il.

16.   SHARES ELIGIBLE FOR FUTURE SALE

Registration Rights Agreement

In July 1999 we entered into a registration rights agreement with Eurocom Communications and our other then existing shareholders granting them the right to register their ordinary shares under the U.S. Securities Act. These registration rights include unlimited rights to request that their shares be included in any underwritten public offering of our ordinary shares, excluding any registration of employees’ shares on Form S-8, or a similar form. Additionally, as of February 4, 2000, the holders of a majority of such shares are entitled to demand, up to three times in aggregate, that we register their shares. As of August 4, 2000, the holders of a majority of these shares are also entitled to request that we effect a registration of their shares on a shelf registration statement once in any twelve-month period up to three times in aggregate. All expenses incurred in connection with these registrations, other than underwriters’ and brokers’ discounts and commissions, will be payable by us.

Any requirements which apply to Eurocom Communications under the U.S. Securities Act, also apply to it with regard to its holdings of our shares in Israel.

17.   UNDERWRITING

The securities offered hereby have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to U.S. persons, unless the securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

In addition to requirements stated in Chapter 10, in order for the Shares deriving from the execution of the Share Purchase Warrants (Series 1) and Share Purchase Warrants (Series 2) to be exempt from registration in the United States, the Share Purchase Warrants must comply with the following requirements:

1.
Each Share Purchase Warrant must bear a legend stating that the Share Purchase Warrant and the securities to be issued upon its exercise have not been registered under the U.S. Securities Act and that the Share Purchase Warrant may not be exercised by or on behalf of any U.S. person, unless registered under the Securities Act or an exemption from such registration is available.

2.
Each person exercising a Share Purchase Warrant shall be required to give a written certification that it is not a U.S. person and the Share Purchase Warrant is not exercised on behalf of a U.S. person.

Chapter 17:   Underwriting

17.1.	Underwriting Agreement

Pursuant to an underwriting agreement dated March 30, 2005 by and between the Company and a group of underwriters listed below (hereinafter: “The Underwriter” or “Underwriters”), led by Poalim IBI Managing and Underwriting Ltd. And Apex Underwriting Ltd. (hereinafter jointly referred to as: “The Lead Underwriters”), each Underwriter has undertaken to purchase its relative portion as detailed in Paragraph 17.2 herewith of all the 20,000 Units being offered to the public (except for Units that institutional investors have pledged to purchase under Paragraph 5.10 above), that the Company will announce have not been subscribed for by the deadline for subscription or for which the full price has not been paid by the time designated for this purpose in the prospectus (hereinafter: “The Guaranteed Units"). The Underwriters will purchase these Units at NIS 2,200 apiece, less any tax or mandatory payment (none are applicable at the time of the prospectus). No Underwriter will be required to purchase the ratio pledged by the other Underwriters.

17.2.	Underwriting Ratios

The underwriting ratio pledged by each of the Underwriters is as follows:

Underwriter	Quantity
Poalim I.B.I. Underwriting & Issuing Ltd.	5000
Apex - Underwriting Ltd.	5000
Altshuler Shaham Management Underwritings & Investments Ltd.	400
Analyst Issue Management Ltd	400
Harel Issuing & Underwriting Ltd.	400
Meitav Underwriting Ltd.	400
Afikim Underwriting (1993) Ltd.	400
Synergetica Underwriting Ltd.	400
Rosario Capital Ltd.	400
Jerusalem Capital Markets Underwriting and Issues (1994) Ltd.	400
Goren Underwriters Ltd.	400
Invest-Pro Underwriting Ltd.	400
Y.A.Z. Investments & Assets Ltd.	400
Lavi & Lavi Underwriting & Investments Ltd	400
Revavot Underwriting Ltd.	400
Meretz Investments Underwriting and Business Promotion (1993) Ltd.	400
Shoher Tov Ltd	400
Gmul Sahar Underwriters Ltd.	400
P.R. Capital Market Research Ltd.	400
Menorah Gaon Underwriting and Investments Ltd.	400
Solomon Underwriting Ltd.	400
Union Capital Markets and Investments Ltd.	300
B.M.D Underwriting and Investment Promotion Ltd	300
Lehava Underwriters Ltd	300
Idit Underwriting Issuance Ltd.	300
Simodan Underwriting & Issuances (1993) Ltd.	300
Ahrayut-Underwriting (1993) Ltd.	300
Ya'ad (Z.R.) Underwriting and Issuances Ltd.	300
Sigma P.C.M Undewriting and Business Promotion (1993) Ltd.	300
Total	20,000

By 3 PM on the first trading day after the tender date, the Company will notify the Offering Coordinator of the total number of Guaranteed Units that the Underwriters must purchase under the underwriting agreement.

If the notice requires the Underwriters to purchase any of the Guaranteed Units, the Underwriters will pay the Company, through the Offering Coordinator and in compliance with the terms of the prospectus, the consideration for the securities that they are to purchase as provided in the underwriting agreement. Payment will be effected by 5 PM on the third trading day after the tender date, provided that the minimum spread requirement and all other conditions for listing on the TASE, as set forth in this prospectus, are met.

17.3.	Payment by the Company

In consideration of the undertakings and services of the Lead Underwriters and Underwriters under the underwriting agreement, including the services of coordinating the offering, and in consideration of the services of the Official Application Recipients and the undertakings of the institutional investors, the Company will pay, through the Offering Coordinator, by the first day of business after the tender day, and subject to the provisions of the underwriting agreement, the amounts specified below:

17.3.1.
The Underwriters - an underwriting commission of 1.25% of the immediate proceeds for the Guaranteed Units. The commission will be divided among the Underwriters prorated to their portions as detailed in Paragraph 17.2, regardless of the Units ordered through them.

17.3.2.	Institutional investors - advance commitment fee, in the value of 1.25% of the total immediate proceeds for which the Units that the institutional investors pledged to order.

17.3.3.
Official Application Recipients - a distribution commission of 0.1% of the total immediate proceeds actually received for the securities purchase following orders made through them. This commission will also be paid to institutional investors in respect of securities they have purchased in order to comply with their pledge (therefore, Official Application Recipients will not be entitled to any distribution commission for the Units purchased by institutional investors as noted above.)

17.3.4.
The Lead Underwriters and the Underwriters - a lead and underwriting commission of 1.4% of the total immediate proceeds actually received for the Units offered under the prospectus. This commission will be divided among the Lead and other Underwriters by the exclusive decision of the Lead Underwriters.

17.3.5.
The Lead Underwriters - a contingency commission of 33% of the difference between 5% interest and the interest rate closed by the tender, multiplied by the total par value of the debentures (Series A).

17.3.6.	The Lead Underwriters - a total of US$15,000 to cover their expenses, and NIS 10,000 for handling the offering.

17.3.7.	Underwriters and other unincorporated businesses referred to in the VAT Law as official businesses, will be paid said commissions and amounts plus VAT, against duly executed invoices.

17.3.8.
In the event the Underwriters purchase Units in compliance with the underwriting agreement, the commissions detailed above will also be paid in full. If the Underwriters purchase Units as provided in the underwriting agreement, each Underwriter will receive its commission after it has purchased the Units it is obligated to purchase under the underwriting agreement and has paid for them in full.

17.3.9.
Payment of all the commissions specified above is contingent the obligations of the Underwriters under the underwriting agreement not having been cancelled, regardless of the reason for any such cancellation, and on the condition that all the conditions stipulated by the TASE for listing the securities for trading, as detailed in this prospectus, are met (if they are not, the Underwriters' obligations under the underwriting agreement will be nullified as well.)

17.4.	Indemnification of Underwriters

In compliance with the underwriting agreement, the Company will indemnify the Underwriters or any one of them against any amount that they are forced to pay under a unappealable court decision or under a court decision for which no application for stay of proceedings has been filed or for which one has been denied, or under a settlement to which the Company agrees in writing. The Company will also indemnify the Underwriters or any of them, in compliance with the underwriting agreement, for any reasonable litigation fees, including attorney fees, that they actually expend in the handling of or in direct connection with a legal action or which they are ordered by the court to cover, due to misleading information in the prospectus, as defined in the Securities Law (hereinafter: “Misleading Information”) or due the absence of any material information therefrom.

Each Underwriter will be entitled to submit a written demand to the Company demanding that the latter conduct any negotiations or defense against any such claim on its behalf. Should the Company fail to comply with such demand, the Underwriter may settle with the plaintiff for any amount as it may see fit, and the Company will be obligated to indemnify the Underwriter for the settlement amount and for any reasonable amount it has expended in the course and in direct connection with handling the claim, provided that the Company is given 7 days written notice of the intention to enter such settlement and has not assumed the management of the claim itself.

Notwithstanding the above, the indemnification amount will not, under any circumstances, exceed a total of NIS 220,000,000 (indexed to the CPI as of the signing of the underwriting agreement), provided that payment of said amount does not make the Company insolvent. Said amount will not be paid unless it is established that the Underwriter believed in good faith that the prospectus did not contain any Misleading Information. Also, indemnification will not be paid for any action carried out by the Underwriter deliberately or recklessly.

The duty of indemnification described above will not apply to any of the Underwriters in connection with the existence of Misleading Information or the absence of any material information or claim which were based on information that said Underwriter gave the Company in writing or that the Company has received subject to a written request from said Underwriter for the purpose of preparing the prospectus.

Upon receiving any such claim and/or payment demand, the Underwriter will immediately notify the Company and Lead Underwriters.

17.5.	Release

Under the underwriting agreement, if it transpires that the prospectus includes any Misleading Information or that material information is absent therefrom, or if the Securities Authority instructs the Company, under Article 25(a) and/or 25A(b) of the Securities Law, 1968 (hereinafter: "The Securities Law"), to publish an amendment to the prospectus or an amended prospectus, or if the Company wishes (without securing the prior consent of the Lead Underwriters), to amend the prospectus under Article 25A(a) of the Securities Law, the Underwriters and any one of them may, by giving the Company notice within two business days of learning of the situation but no later than 12 hours before subscriptions begin, relieve themselves of all their obligations toward the Company under the underwriting agreement, provided that the Misleading Information or absent material information was not known to the underwriter upon signing the underwriting agreement and provided that it is reasonable to assume that had the underwriter been aware of said information, it would not have entered the agreement at all, or at least not under the same terms.

Should the Securities Authority instruct the Company to publish an amendment to the prospectus or an amended prospectus as mentioned above, the Company will notify the Lead Underwriters that same day.

If at least one of the Underwriters exercises its aforementioned right and relieves itself of the obligations under the underwriting agreement as mentioned above, the Company will apply to the Securities Authority to amend the prospectus in compliance with Article 25A(a) of the Securities Law. Such application and the consequent amendment of the prospectus will not, in and of themselves, constitute cause for releasing any Underwriter of its obligations under this agreement.

Should any of the Lead Underwriters exercise this provision and relieve itself of its obligations without another Lead Underwriter assuming its obligations, the underwriting agreement with all other Underwriters will also be cancelled. In such case, the Company will cancel the offering or apply to the Securities Authority to amend the prospectus, at its discretion. Should the Company choose not to cancel the offering and instead choose to implement it without underwriting, it will apply to the Securities Authority to publish an amended prospectus without an underwriting agreement and without the signatures of the Underwriters. If, for any reason, an amended prospectus is not published as mentioned above, the offering will be cancelled.

The underwriting agreement further provides that the Lead Underwriters may, at their exclusive discretion, cancel all the obligations of the Underwriters under the underwriting agreement, provided that this is done up to 12 hours before subscription begins. The Lead Underwriters may do so if by their exclusive judgment, a change has occurred in the political, foreign affairs or security situation in Israel or in the world that has or is liable to have a significant adverse influence on the capital market in Israel or in the world, versus the situation when signing the underwriting agreement.

In such case, the underwriting agreement with all other Underwriters will also be cancelled, and the Company will cancel the offering or apply to the Securities Authority to amend the prospectus, at the Company’s discretion.

Notice of cancellation of the Underwriters’ obligations and cancellation of the underwriting agreement under the circumstances described above will be signed by all Lead Underwriters no later than 12 hours before subscription is scheduled to begin. Said notice will be deemed to have been delivered to the Company upon delivery at the Company’s registered offices and/or at the law firm in Israel that handles the offering. In such case, the underwriting agreement with all other Underwriters will also be cancelled, and the Company will cancel the offering or apply to the Securities Authority to amend the prospectus, at the Company’s discretion.

Notice of cancellation of the Underwriters’ obligations and cancellation of the underwriting agreement under the circumstances described above will be signed by all Lead Underwriters. Said notice will be deemed to have been delivered to the Company upon delivery at the Company’s registered offices and/or at the law firm handling the offering

Should the Company choose not to cancel the offering, it will apply to the Securities Authority to publish an amended prospectus without an underwriting agreement and without the signatures of the underwriters. If, for any reason, an amended prospectus is not published as mentioned above, the offering will be cancelled.

Should the offering be cancelled as described above, the Company will immediately publish a statement to this effect and have notice of the cancellation printed, on that same day if possible, in one newspaper, and in two widely circulated Hebrew language daily papers in Israel on the following day. The Company will see to it that the immediate statement is distributed on the day of cancellation among all members of the TASE, the Securities Authority and Official Application Recipients under the underwriting agreement.

It is hereby expressly stated that should the offering be cancelled under the circumstances detailed above, the Lead Underwriters and/or the Underwriters, jointly and severally, will not be held liable toward the Company and the Company will not be held liable toward them for any injury resulting from and/or in connection with said cancellation and/or for any expense incurred in the course of and/or in connection with preparing the drafts and final prospectus and/or in the course of negotiations toward the underwriting agreement.

17.6.	Underwriters’ Representations

17.6.1.
Each individual underwriter represents toward the Company in the underwriting agreement that on the date of signing the underwriting agreement, it has the capacity to serve as underwriter as required in the Securities Regulations (Underwriting), 1993 (hereinafter: “Underwriting Regulations”). Each underwriter further represents and warrants that it will maintain such capacity until it has fully complied with its obligations under the underwriting agreement or until it is ascertained that it is no longer obligated under same. Each underwriter further warrants that it will immediately notify the Company and the leader of the consortium of any change in its capacity to serve as underwriter.

17.6.2.
In the underwriting agreement with the Company, each of the Underwriters listed in Paragraph 17.2 above represents that upon the date of said agreement, it has the certain and unconditional financial resources required to comply with all of its obligations under the underwriting agreement and pledges to maintain such resources until it has fully complied with its obligations under the underwriting agreement or until it is ascertained that it is no longer obligated under same. Each underwriter further warrants that it will immediately notify the Company and the Lead Underwriters of any change to this representation or to its ability to comply with said obligations.

17.6.3.
Should notice as mentioned in Paragraphs 17.6.1 or 17.6.2 be received and/or should the Lead Underwriters feel that any of the Underwriters no longer complies with the representations made above or is no longer able to comply with its obligations as detailed above, the Lead Underwriters may, at their exclusive discretion, notify that underwriter of its removal from the underwriting consortium and of its replacement by one or more underwriters or of a reduction of its share or take any other step they deem appropriate to guarantee the full and adequate underwriting of all Guaranteed Units. Should the Lead Underwriters exercise their authority as provided above, they will notify the Company of same and the latter will immediately notify the Securities Authority and the TASE.

17.6.4.
If, under the circumstances described above, the Securities Authority or Lead Underwriters believe the prospectus should be amended in compliance with Article 25 of the Securities Law, each of the Underwriters will be obligated to sign such amendment. An amendment as mentioned above will not, in and of itself, constitute cause for any underwriter to relieve itself of its obligations under the underwriting agreement.

17.7.	Purchase of Securities by Underwriters

Underwriters will not order securities for which they serve as underwriters, unless the prospectus states the quantity of securities that they order to prescribe for their own portfolio. Legal entities controlled by the Underwriters may not order securities in this offering for their own portfolio, unless the prospectus states the quantity of securities that these persons undertake to prescribe for their own portfolio

The underwriters listed below have pledged to order the following quantities of securities:

Underwriter	Units
Poalim I.B.I. Managing & Underwriting Ltd.	5,000
Altshuler Shacham Management Underwriters & Investments Ltd.	400
Meitav Underwriting Ltd.	400
Menorah Gaon Underwriting & Investments Ltd	400
Gmul Sahar Underwriters Ltd.	400
Analyst Issue Management Ltd	400
Meretz Investments Underwriting and Business Promotion (1993) Ltd.	400
B.M.D Underwriting and Investments Promotion Ltd	300
Total	7,700

Affiliates of the Underwriters (except entities in which the underwriters are controlling shareholders) may order Units in this offering for their proprietary portfolios.

Within one week of the end of the subscription period under this prospectus, each underwriter will submit an offering report in compliance with Underwriting Regulation 19.

18.   DIVIDEND POLICY

We have never paid cash dividends to our shareholders. Any future dividend policy will be determined by the board of directors, subject to the applicable law, and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

19.   MATERIAL CHANGES

Except as otherwise described in this prospectus, our Annual Report on Form 20-F for the year ended December 31, 2003, and in the Reports on Form 6-K filed by us under the U.S. Exchange Act and incorporated by reference herein, no material changes have occurred since December 31, 2003.

  20.   LEGAL MATTERS

Certain legal matters in connection with the offering with respect to Israeli law will be passed upon for us by Moshe H. Ne’eman, Ben-Artzi & Co., Tel Aviv, Israel, our Israeli counsel. Certain legal matters in connection with this offering with respect to United States law will be passed upon for us by Carter, Ledyard & Milburn LLP, our United States counsel.

21.   EXPERTS

The consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 incorporated in this Prospectus by reference from our Annual Report on Form 20-F for the year ended December 31, 2003 and our Interim Report on Form 6-K submitted in March 2005 for the year ended December 31, 2004 have been so incorporated in reliance on the reports audited by Somekh Chaikin, a member firm of KPMG International, independent Registered Public Accounting Firm as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

22.   WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Incorporation of Information by Reference. We are allowed to “incorporate by reference” the information we file with the ISA on the Magna system and the information we filed with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC or the ISA.

We incorporate by reference the documents listed below. These documents contain important information about us and our financial situation.

We incorporate by reference the following documents:

-	Our Annual Report on Form 20-F for the fiscal year ended December 2003, filed with the SEC on June 28, 2004 (and was annexed to our Registration Statement dated February 22, 2005).
-	Our Registration Statement filed with the ISA on February 22, 2005 and the exhibits thereto.
-	Our reports, filed with the ISA since the date of our Registration Statement (since February 2005, on the Magna):

File Number	Filing Date	Description	Form
2005-02-013488	20/03/2005	Financial Statements as at December 31, 2004 & Operating and Financial Review and Prospects	C001
2005-02-020869	11/03/2005	Acquisition of 50% www.nirshamim.co.il	C003
2005-02-018871	07/03/2005	PR - E-Advertising Agreement Start Net Ltd.	C003
2005-02-016132	28/02/2005	PR Report	C003
2005-02-014221	22/02/2005	Business News PR	C001
2005-02-014215	22/02/2005	Balance sheets and statements of Operations	C001

-	Our Reports on form 6-K, filed with the SEC (Which were also annexed to our Registration Statement or filed on the Magna):

File Number	Filing Date	Description	Form
000-30198	18/03/2005	Financial Statements as at December 31, 2004 & Operating and Financial Review and Prospects	6-K
000-30198	08/03/2005	Internet Gold Targets On-Line Youth: Acquires Right to Sell All e-Advertising on Popular GOOP Portal 6]	6-K
000-30198	28/02/2005	Internet Gold Completes Dual-Listing Process: Beginning March 1, its Shares Will Trade on Both the TASE and NASDAQ National Market	6-K
000-30198	22/02/2005	Internet Gold Reports Record Revenues and Strong Profitability for the Quarter and Year Ended December 31, 2004	6-K
000-30198	03/02/2005	Internet Gold's Shares Move up to Nasdaq National Market	6-K
000-30198	02/02/2005	Internet Gold's Subsidiary MSN Israel Launches New Improved MSN Search	6-K
000-30198	18/01/2005	Internet Gold Plans Expansion of 'Search' Activities Through Launch of MSN-Israel-Branded 'Index'	6-K

File Number	Filing Date	Description	Form
000-30198	12/01/2005	Internet Gold Expands International Reach: Adds POP in Frankfurt to Existing London and New York POPs	6-K
000-30198	03/01/2005	Internet Gold to Expand Penetration of Israel's Russian-Speaking Sector	6-K
000-30198	21/12/2004	Internet Gold Announces That it is Ahead of its Original Plans for its New 015 International Telephony Services	6-K
000-30198	17/12/2004	Internet Gold Taking 015 International to the Next Stage: To Launch Calling Card Services in Mid-December	6-K
000-30198	01/12/2004	Internet Gold to Acquire Operations of Israeli ISP AquaNet	6-K
000-30198	01/12/2004	Notice of 2004 Annual Meeting of Shareholders	6-K
000-30198	22/11/2004	Internet Gold to Acquire Remaining Share of GoldTrade, the Operator of Successful P1000 e-Commerce Portal	6-K
000-30198	15/11/2004	Internet Gold Acquires Remaining 50% of Start Net, Leading Israeli Portal and Search Engine	6-K
000-30198	10/11/2004	Internet Gold Reports 23% Revenue Growth, Commencing International Telephony Services	6-K
000-30198	18/10/2004	Internet Gold Reports Successful Launch of Israel's First VOIP-Based International Telephony Service	6-K
000-30198	12/08/2004	Internet Gold Reports Record Operating Income of NIS 8.7 Million in the Second Quarter of 2004	6-K
000-30198	21/06/2004	Internet Gold Selects Veraz Networks as Main Vendor of VoIP International Long Distance Platform	6-K

File Number	Filing Date	Description	Form
000-30198	14/06/2004	Internet Gold Ranked 17th in Dun & Bradstreet Israeli Companies Performance Index	6-K
000-30198	03/06/2004	Internet Gold Receives License to Provide International Telephony Services	6-K
000-30198	17/05/2004	MSN Israel, Internet Gold's Successful Partnership With Microsoft, Reports 54% Increase in First Quarter Revenues	6-K
000-30198	13/05/2004	Report of foreign issuerInternet Gold Reports Record Net Income of NIS 7.1 million, an Increase of 127% Compared With the Same Quarter In 2003	6-K
000-30198	04/03/2004	Internet Gold Launches WAP Version of Israel's Largest Gaming Site for Partner Customers	6-K
000-30198	18/02/2004	Internet Gold Reports 41% Increase in Operating Cash Flow And 17% Rise in Gross Profit in Q4 2003	6-K
000-30198	28/01/2004	Internet Gold Increases Penetration in Israeli Search Engine Market	6-K

As you read the above-mentioned documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between these documents or between them and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein. You may request, at no cost, a copy of any documents incorporated by reference herein, excluding all exhibits, unless we have specifically incorporated by reference an exhibit, by writing or telephoning us at:

1 Alexander Yanai Street,

Petach Tikva, Israel

Attention: Ms. Idit Azulay
Telephone + 972-3-93999848

Our ordinary shares are listed both on the Nasdaq National Market and the TASE. Due to our listing on the Nasdaq National Market, we are exempt from certain reporting obligations under the Israeli Securities Law, which would otherwise be applicable to a company traded on the TASE, provided that we file with the ISA and the TASE a copy of each report submitted in accordance with applicable United States law or Nasdaq rules, within the time specified under Israeli law.

Foreign Private Issuer. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. Accordingly, we file annual and current reports and other information with the SEC. In addition, we furnish to the SEC material information required to be made public that is required to be filed by us to the ISA or that is distributed by us to our shareholders. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. As an electronic filer, the SEC maintains an Internet site which contains our annual reports, proxy and information statements. The address of the site is http:// www.sec.gov. You may find the reports we filed with the ISA on the Magna site whose address is http://www.magna.isa.gov.il.

23.   SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
EFFECT ON THE FINANCIAL STATEMENTS
A.
The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the net assets, income, shareholders' equity or cash flows of the Company and Consolidated, are set out below.

1.    Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2C. According to such Israeli accounting principles, the Company has discontinued the adjustment of the financial statements as of January 1, 2004.

  U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in a reconciliation to U.S. GAAP.

2.    Liability for severance pay

Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2004 and 2003, such funded amounts were NIS 6,231 (Company - NIS 5,526), and NIS 4,948 (Company - NIS 4,436) respectively.

        3.    Affiliate equity amendment deriving from application of U.S. GAAP as a correction to the financial statements under Israeli GAAP

According to Israeli GAAP as prescribed in Accounting Standard 15, the affiliated company - Gold Trade ("GT") wrote down the customer list to its carrying value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life term.

In the past, GT termed this asset as goodwill since there was no distinction between the titles. Under U.S. GAAP, GT cannot reclassify intangible assets derived from acquisitions unless it meets certain criteria stipulated in EITF D-100. Since this asset is considered to be goodwill under U.S. GAAP it was fully written off, after applying the impairment test that is prescribed in FAS142. In accordance with the said test that was applied on June 30, 2002 GT identified that the reporting unit to which the goodwill is attributed was impaired. When GT applied the second step of the impairment test GT determined that the implied fair value of the goodwill is zero since GT had to attribute fair value to the customer list that was not previously recorded. This year, in its Israeli GAAP figures, GT continued to amortize this client list (previously titled "goodwill") amounting to NIS 3,980. Under US GAAP this asset was fully written off in 2002. (the Company's share of this amortization is NIS 1,921). The amortization described above is reversed in the reconciliation note.

4.    Changes in exchange rate

According to Israeli GAAP, the effects of changes in exchange rates in cash are reflected as cash flows from operating activities in the statement of cash flows.

Under U.S. GAAP, the effect of changes in exchange rates on cash are presented separately in the statement of cash flows (see Note 21B.4).

  5.  Loans in respect of capital leases

According to Israeli GAAP, receipt of loans in respect of capital leases are reflected in the statement of cash flows as cash flows from financing activities as against investing activities from the acquisition of the fixed assets - financed by the lease.

Under U.S. GAAP, as prescribed by SFAS 95, the above mentioned items are reflected as non-cash financing activities (see Note 21B.3).

    6.    Employee Stock Option Plan

The Board of Directors has adopted a plan for the issuance of 2,000,000 options to purchase the Company’s Ordinary Shares (hereinafter - “options”) to the Company’s directors, officers and employees (hereinafter - “the 1999 Plan”). The exercise price of the options was determined at the issuance of the options.

During 1999, the Board of Directors approved the grant of 653,793 options to the Company’s officers. According to the 1999 Plan, each employee shall receive equal numbers of options from each of the groups detailed below, without consideration, to be held in trust in accordance with the Israeli Income Tax Ordinance - Section 102.

Options (from all groups) which would not be exercised within the period of 63 months following the allotment date will expire. The following table summarizes the terms of the option groups:

Group	Vesting (in months)	Exercise price (in $)
A	12	10.8
B	24	9.6
C	36	8.4
D	48	7.2
E	60	6

Stock option activity during the period indicated is as follows:

Weighted
average
Number of shares	exercise price
NIS	NIS
Balance at December 31, 2002	195,393	36.8
Granted	-	-
Forfeited	(28,650)	-

Balance at December 31, 2003	166,743	36.8
Granted	-	-
Expired*	(166,743)	-

Balance at December 31, 2004	-	-
* As of December 31, 2004, the options expired according to the 1999 Plan provisions.

As applicable according to Israeli GAAP, employee stock compensation expenses are not recorded as long as options are not exercised.

Under U.S. GAAP, in accordance with the Accounting Principles Board (hereinafter - “APB”) No. 25, recording of compensation expense is required over the vesting period. Under the provisions of APB-25, based on the initial public offering price of $12 per share, aggregate compensation expense is approximately NIS 2,666 (expenses of NIS 102 for the year ended December 31, 2004, and income of NIS 109 for the year ended December 31, 2003, and expenses of NIS 530 for the year ended December 2002).

In October 1995, the FASB issued Statement No. 123 "Accounting for Stock Based Compensation" ("SFAS-123"), which established financial accounting and reporting standards for stock based compensation plans. The statement defines a fair value based method of accounting for employee stock options. SFAS-123 allows for measurement of the compensation expense in accordance with APB25, as long as the financial statements include pro forma information on measurement in accordance with SFAS-123 (See Note 22C).

The fair value of these options was estimated using the Black-Scholes options pricing model with the following assumptions: risk free interest rate of 6% dividend yield of 0% volatility of 50%, and a weighted average expected life of three years.

7.       Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities when the equity investors do not have the characteristics of a controlling financial interest (as defined in the Interpretation). In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The FASB deferred the effective date for implementation of this Interpretation until fiscal years ending after March 15, 2004.

The Company, according to Israeli GAAP as prescribed in Opinion No. 57 of the Institute of Certified Public Accountants in Israel, treated the investment in its affiliated company GT, a subsidiary of the Company until December 31, 2001. For the years ended December 31, 2002 through December 31, 2003, the Company accounted for its investment under the equity method. The Company has consolidated GT as of December 31, 2004.

Under the provisions of FIN 46R, the Company is required to consolidate GT for all years presented, due to a number of factors which indicate that the Company is the primary beneficiary of GT.

The Company has applied FIN 46R by retroactively restating previously issued financial statements, and recorded a cumulative effect of accounting change as of January 1, 2002 in the amount of NIS 4,382.

B.	The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements.

The following is summary of the material adjustments to net income and shareholders' equity which would have been required if US GAAP had been applied instead of Israeli GAAP.

    1.    Consolidated Balance Sheets

	Consolidated			Consolidated
	December 31, 2004			December 31, 2003
	(in thousands)			(in thousands)
	Israeli	GAAP	U.S.	Israeli	GAAP	U.S.
	GAAP	reconciliation	GAAP	GAAP	reconciliation	GAAP
Note ****	Reported amounts*			Adjusted amounts**
Restated***

Current assets
Cash and cash equivalents		75,637	-	75,637	81,891	10	81,901
Trade receivables, net		52,682	-	52,682	35,569	2,085	37,654
Other receivables		8,948	-	8,948	12,769	4,331	17,100
Deferred taxes		2,564	-	2,564	1,914	-	1,914

Total current assets		139,831	-	139,831	132,143	6,426	138,569

Investments
Investments in investee companies		-	-	-	1,550	-	1,550
Deferred taxes		22	-	22	21	-	21

		22	-	22	1,571	-	1,571
Restricted assets for employee termination benefits	A2	-	6,231	6,231	-	5,139	5,139

Property and equipment, net		40,583	-	40,583	29,160	3,133	32,293

Other assets and deferred charges	A3	114,956	(700)	114,256	51,130	-	51,130

Assets allocated to discontinued operation		4,631	-	4,631	-	15,980	15,980

Total assets		300,023	5,531	305,554	214,004	30,678	244,682

*  With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**  Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
*** See Note 21A(7).
**** GAAP reconciliation is derived from application of FIN 46R, except where, in addition, otherwise stated.

	Consolidated			Consolidated
	December 31, 2004			December 31, 2003
	(in thousands)			(in thousands)
	Israeli	GAAP	U.S.	Israeli	GAAP	U.S.
	GAAP	reconciliation	GAAP	GAAP	reconciliation	GAAP
Note ****	Reported amounts*			Adjusted amounts**
Restated***

Liabilities
Current liabilities
Short-term bank loans		10,950	-	10,950	5,259	3,010	8,269
Accounts payable		73,383	-	73,383	36,591	677	37,268
Other payables		13,784	-	13,784	14,037	1,551	15,588
Total current liabilities		98,117	-	98,117	55,887	5,238	61,125

Long-term liabilities
Excess of liabilities over assets in investees		-	-	-	7,706	(7,706)	-
Long-term loans and other long-term obligations		72,117	-	72,117	27,389	-	27,389
Deferred revenues		3	-	3	23	-	23
Liability for severance Pay	A2	6,240	6,231	12,471	4,928	5,177	10,105
Total long-term liabilities		78,360	6,231	84,591	40,046	(2,529)	37,517

Liabilities allocated to discontinued operation		1,653	-	1,653	-	41,610	41,610

Shareholders’ equity
Ordinary shares, NIS 0.01 par value (501,000,000 shares authorized; 18,431,500 shares issued and fully paid
As at December 31, 2004)		197	-	197	197	-	197
Additional paid in capital		215,040	-	215,040	215,040	-	215,040
Capital reserve from Purchase of investee Company from a related party		(15,709)	18,379	2,670	-	6,585	6,585
Capital reserve from employee compensation Plan	A6	-	2,666	2,666	-	2,564	2,564
Accumulated deficit	A3	(77,635)	(21,745)	(99,380)	(97,166)	(22,790)	(119,956)
Total shareholders’ equity		121,893	(700)	121,193	118,071	(13,641)	104,430
Total liabilities and shareholders' equity		300,023	5,531	305,554	214,004	30,678	244,682

*  With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**  Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
*** See Note 21A(7).
**** GAAP reconciliation is derived from application of FIN 46R, except where, in addition, otherwise stated.

3.	Statement of operations (in thousands)

		Consolidated			Consolidated			Consolidated
		Year ended December 31, 2004			Year ended December 31, 2003			Year ended December 31, 2002
		Israeli	GAAP	U.S.	Israeli	GAAP	U.S.	Israeli	GAAP	U.S.
		GAAP	Reconciliation	GAAP	GAAP	Reconciliation	GAAP	GAAP	Reconciliation	GAAP
	Note ****	Reported amounts*			Adjusted amounts**			Adjusted amounts**
							Restated***			Restated***
Revenues		219,577	9,261	228,838	179,642	5,865	185,607	184,318	10,272	194,590
Costs and expenses:
Cost of revenues		96,820	1,271	98,091	92,871	1,014	93,885	99,564	3,835	103,399
Selling and marketing expenses		73,155	5,548	78,703	41,393	41,393	52
General and administrative expenses	A6	24,258	3,083	27,341	21,908	21,908
Total costs and expenses		194,233	9,902	204,135	156,172	156,172	8,493	164,665	157,898	14,189
Income from operations		25,344	(641)	24,703	23,470	(2,528)	20,942	26,420	(3,917)	22,503
Financing income (expenses), net		122	(197)	(75)	(3,235)	(380)	(3,615)	2,151	(18)	2,133
Other (expenses) income, net		(1,077)	-	(1,077)	(2,595)	-	(2,592)	(3)	-	(3)
Income from continued operations before income taxes		24,389	(838)	23,551	17,643	(2,908)	14,735	28,568	(3,935)	24,633
Income tax benefit		301	-	301	1,935	-	1,935	-	-	-
Income after income tax		24,690	(838)	23,852	19,578	(2,908)	16,670	28,568	(3,935)	24,633
Company's share in net income (loss) of investees		(396)	396	-	(1,538)	1,538	-	(1,530)	1,530	-
Minority interest in loss of a subsidiary		-	3,312	3,312	-	2,204	2,204	-	2,418	2,418
Income from continued operations		24,294	2,870	27,164	18,040	834	18,874	27,038	13	27,051
Company's share in loss of a subsidiary from discontinued operations	A3	(4,763)	(1,825)	(6,588)	(3,737)	(3,066)	(6,803)	(7,080)	(14,048)	(21,128)
Cumulative effect of change in accounting principle		-	-	-	-	-	-	-	(4,382)	(4,382)
Net income		19,531	1,045	20,576	14,303	(2,232)	12,071	19,958	(18,417)	1,541

Basic and diluted net income from continued operations per share(in NIS)	1.32	0.15	1.47	0.98	0.04	1.02	1.47	-	1.47
Basic and diluted net loss from discontinued operations per share(in NIS)	(0.26)	(0.10)	(0.36)	(0.2)	(0.17)	(0.37)	(0.39)	(0.76)	(1.15)
Basic and diluted cumulative effect of change in accounting principle per share (in NIS)	-	-	-	-	-	-	-	0.24	0.24
Basic and diluted net income (loss) per share (in NIS)	1.06	(0.05)	1.11	0.78	(0.13)	0.65	1.08	(1.00)	0.08

*  With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**  Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
*** See Note 21A(7).
**** GAAP reconciliation is derived from application of FIN 46R, except where, in addition, otherwise stated.

  3.  Condensed Cash Flows (in thousands)

Year ended	Year ended	Year ended
December 31	December 31	December 31
2004	2003	2002
Reported
amounts*	Adjusted amounts**
Restated***

Net cash provided by continuing operating Activities	38,185	29,172	41,203
Applying FIN 46R (A7)	24,580	55	10,388
Changes in exchange rates (A4)	1,270	6,299	(6,394)
Net cash provided by continuing operating activities according to U.S. GAAP	64,035	35,526	45,147

Net cash used in continued investment activities	(117,665)	(70,706)	(12,147)
Capital lease (A5)	39,177	42,997	-
Applying FIN 46R (A7)	10,627	24,280	(18,693)

Net cash used in continued investment activities according to U.S. GAAP	(67,861)	(3,429)	(30,840)

Net cash provided by (used in) continued financing activities	73,226	38,280	(31,528)
Capital lease (A5)	(39,177)	(42,997)	-
Applying FIN 46R (A7)	(30,521)	(9,488)	1,398
Net cash provided by continued financing activities according to U.S. GAAP	3,528	(14,205)	(30,130)

Discontinued operations
Net cash provided by (used in) discontinued operations according to U.S. GAAP	(4,696)	(14,860)	6,978

Changes in exchange rates	(1,270)	(6,299)	6,394

Changes in cash and cash equivalents	(6,254)	(3,254)	(2,472)

Changes in cash and cash equivalents according to U.S. GAAP	(6,264)	(3,267)	(2,451)

*  With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see  Note 2C).
**  Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
*** See Note 21A(7).

C. Employee Stock Option Plan

Under the provisions of SFAS-123, based on the initial public offering price of $12 per share, the Company should have recorded an aggregate expense of approximately NIS 3,733 (for the year ended December 31, 2004 - NIS 122 expenses, and for the year ended December 31, 2003 - NIS 222 income and for the year ended December 31, 2002 - NIS 678 expenses).

The weighted average fair value of options granted since July 1999 was NIS 20.18 per share.

Had the Company determined compensation cost based on their fair value at the grant date for its stock options under SFAS 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

Consolidated and Company
Year ended	Year ended	Year ended
December 31	December 31	December 31
2004	2003	2002
Reported
amounts*	Adjusted amounts**
NIS thousands

Net income for the year - US GAAP	20,576	***12,071	***1,541
Deduction of compensation expenses according to APB 25 (A6)	102	(109)	530

Application of compensation expenses according to FASB 123 (see above)	(122)	222	(678)
	20,556	12,184	1,393

Basic and diluted net income (loss) per share in accordance with U.S. GAAP -

As reported APB 25	1.11	0.65	0.08

Pro forma	1.11	0.66	0.08

*  With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see  Note 2C).
**  Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
*** See Note 21A(7).

D. Impact of recently adopted accounting standards

1. EITF 00-21 - Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration.

The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company has adopted the recognition and measurement provisions of EITF 00-21 in its year-end financial statements (see Note 2N(3)).

2. FASB Interpretation No. 46, Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46"), which interprets the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interest or in which the equity investors do not bear the residual economic risk. FIN 46(R) explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46(R) also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosures requirements for the primary beneficiary.

All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46(R) immediately. Public entities with a variable interest in variable interest entities created before February 1, 2003 shall apply the provisions of this Interpretation no later than the first interim or annual reporting period beginning after December 15, 2003.

Up on the adoption of FIN-46(R) the Company determined that it is reasonably possible that Gold Trade may be a variable interest (see analysis and additional disclosures in Note 6(A)(1)).

The Company has adopted the recognition and measurement provisions of FIN 46(R) in its year-end financial statements (see Note 21A.7.).

E. Impact of recently adopted accounting standards

FASB Statement No.123 (Revision 2004), Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (Revision 2004), “Share-Based Payment”, (SFAS 123R), that addressed the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company’s equity instruments that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No.25, “Accounting for Stock Issued to Employees”. Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. The provisions of SFAS 123r are effective for periods beginning after June 15, 2005. Since the Company does not have at the moment any outstanding granted options to employees and has no assumption as to the amount of options that might be granted in the future, the Company cannot evaluate the expected impact of FAS 123R on its future results of operations.

24.   OPINIONS
משה צ. נאמן, בן-ארצי ושות' עורכי-דין
MOSHE H. NE’EMAN, BEN-ARTZI & CO. ADVOCATES

משה צ. נאמן	MOSHE H. NE`EMAN
רויטל בן-ארצי	REVITAL BEN-ARTZI
נאוה שוחט-ברנר	NAVA SHOHAT-BRENNER
איתי לשם	ITAI LESHEM
יעל ארד	YAEL ARAD
שירה מרגלית-אלבז	SHIRA MARGALIT-ELBAZ
אפרת אליאס	EFRAT ELIAS
איל מזרחי	EYAL MIZRAHI
גיל רוזנברג	GIL ROSENBERG

March 31, 2005

Internet Gold - Golden Lines Ltd.
1 Alexander Yanai St.
Petah Tikva

Re: Prospectus of Internet Gold - Golden Lines Ltd. (“The Company”)

This is in reference to the draft prospectus you are about to publish for a public offering of 220,000,000 debentures (Series A) 1,500,000 share purchase warrants (Series 1) and 2,500,000 share purchase warrants (Series 2).

At your request, we are providing our opinion, as follows:

1.
The Prospectus adequately describes the rights appurtenant to the securities you are offering under this prospectus (hereinafter: “The Prospectus”) and those currently comprising the Company’s share capital.

2.	The Company has the capacity to issue the securities as described in the Prospectus.

3.	The Company’s directors were duly appointed and their names are as incorporated in the Prospectus.

We hereby agree to have this opinion incorporated in the Prospectus slated for publication in April 2005.

Sincerely,

____________________ Moshe H. Ne'eman, Adv.	________________ Yael Arad, Adv.

Accountants’ approval:

סומך חייקין
03 684 8000 טלפון	KPMG מגדל המילניום
פקס 8444 684 03	רחוב הארבעה 17, תא דואר609
www.kpmg.co.il אינטרנט	תל אביב 61006

March 30, 2005

Tel Aviv

Internet Gold - Golden Lines Ltd.

Re:	An Opinion To Be Incorporated in the Prospectus of Internet Gold - Golden Lines Ltd.

Dear Madam/Sir,

We hereby agree to the incorporation of the accounting opinion we signed on February 17, 2004, which pertains to the consolidated financial statements of Internet Gold - Golden Lines Ltd. (hereinafter: The Company) as at December 31, 2003 for the year ended on that date, and the accounting opinion we signed on February 17, 2005, which pertains to the Company’s consolidated financial statements as at December 31, 2004 for the year ended on that date, and which the Company filed with the United States Securities Exchange Commission on June 28, 2004 as part of Form 20-F filing and on March 18, 2005 as part of a Form 6-K filing, respectively, which are incorporated by reference, in the Prospectus slated for publication in April 2005.

Sincerely,

Somekh Chaikin
Certified Public Accountants

25. SIGNATURES:

THE COMPANY:
INTERNET GOLD - GOLDEN LINES LTD.

DIRECTORS

Shaul Elovitch	Yossef Elovitch

Moddi Keret	Tommy Stramer

Anat Winner	Itzhack Ish-Hurvitz

Eli Holtzman

UNDERWRITERS

Poalim I.B.I. Underwriting & Issuing Ltd.	___________________________________
Apex - Underwriting Ltd.	___________________________________
Altshuler Shaham Management Underwritings & Investments Ltd.	___________________________________
Analyst Issue Management Ltd	___________________________________
Harel Issuing & Underwriting Ltd.	___________________________________
Meitav Underwriting Ltd.	___________________________________
Afikim Underwriting (1993) Ltd.	___________________________________
Synergetica Underwriting Ltd.	___________________________________
Rosario Capital Ltd.	___________________________________
Jerusalem Capital Markets Underwriting and Issues (1994) Ltd.	___________________________________
Goren Underwriters Ltd.	___________________________________
Invest-Pro Underwriting Ltd.	___________________________________

Y.A.Z. Investments & Assets Ltd.	___________________________________
Lavi & Lavi Underwriting & Investments Ltd	___________________________________
Revavot Underwriting Ltd.	___________________________________
Meretz Investments Underwriting and Business Promotion (1993) Ltd.	___________________________________
Shoher Tov Ltd	___________________________________
Gmul Sahar Underwriters Ltd.	___________________________________
P.R. Capital Market Research Ltd.	___________________________________
Menorah Gaon Underwriting and Investments Ltd.	___________________________________
Solomon Underwriting Ltd.	___________________________________
Union Capital Markets and Investments Ltd.	___________________________________
B.M.D Underwriting and Investment Promotion Ltd	___________________________________
Lehava Underwriters Ltd	___________________________________

Idit Underwriting Issuance Ltd.	___________________________________
Simodan Underwriting & Issuances (1993) Ltd.	___________________________________
Ahrahut--Underwriting (1993) Ltd.	___________________________________
Ya'ad (Z.R.) Underwriting and Issuances Ltd.	___________________________________
Sigma P.C.M Underwriting and Business Promotion (1993) Ltd.	___________________________________

ITEM 3

For Immediate Release

Internet Gold Completes Oversubscribed Sale
of Convertible Bonds and Warrants, Raising NIS 220M

-- Interest Rate Set at Bottom of Range (4%) -
-- Allocation Rate Just 0.16% of Orders --

Petach Tikva, Israel, April 11, 2005 -Internet Gold (NASDAQ: IGLD) today reported that it has successfully completed an oversubscribed offering of bonds and warrants through the Tel Aviv Stock Exchange (TASE), raising a total of NIS 220 million for the Company. The interest rate set for the bonds was 4%, the minimum of the range set forth in the prospectus. Because of the high demand of the public for the securities (surpassing NIS 75 billion, or 633 times the available supply), the allocation rate for the bonds was 0.16% of orders. During the next few days, these securities will become available for trade on the TASE.

“We view the dramatic oversubscription as a gratifying demonstration of the confidence with which the Tel Aviv investment community views our company,” said Eli Holtzman, Internet Gold’s CEO. “During the coming quarters, we intend to leverage these funds to help us increase our share of all our markets, both through organic growth and acquisitions planned to further consolidate Israel’s ISP and e-advertising industries. At the same time, we will continue to focus on the profitability of the entire Group, expanding the financial stability that has earned us the investment community’s respect so far.”

About Internet Gold
Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold’s operations are carried out through four subsidiaries. Through MSN Israel, its joint-venture (50.1% ownership) with Microsoft Corp., (49.9% ownership), the Company operates Israel’s leading Internet portal. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary GoldMind focuses on the provision of Internet value-added services and is the 0wner of 100% of the Start portal. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel’s leading e-Commerce providers, P1000.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

For further information, please contact:
Ms. Idit Azulay, Internet Gold
+972 3 939-9848
idita@co.zahav.net.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By:	/s/ Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: April 11, 2005